   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 10, 1998

                                                       REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                               NOVA CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               GEORGIA                               58-2209575
       (STATE OF INCORPORATION)         (I.R.S. EMPLOYER IDENTIFICATION NO.)

                                --------------

                             ONE CONCOURSE PARKWAY
                                   SUITE 300
                            ATLANTA, GEORGIA 30328
                                (770) 396-1456
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                JAMES M. BAHIN
                            CHIEF FINANCIAL OFFICER
                               NOVA CORPORATION
                             ONE CONCOURSE PARKWAY
                                   SUITE 300
                            ATLANTA, GEORGIA 30328
                                (770) 396-1456
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                --------------

     THE COMMISSION IS REQUESTED TO MAIL COPIES OF ALL ORDERS, NOTICES AND
                              COMMUNICATIONS TO:

         THOMAS WARDELL, ESQ.                  JEFFREY M. STEIN, ESQ.
        DAVID M. CALHOUN, ESQ.                     KING & SPALDING
      LONG ALDRIDGE & NORMAN LLP             191 PEACHTREE STREET, N.E.
      5300 ONE PEACHTREE CENTER                ATLANTA, GEORGIA 30303
         303 PEACHTREE STREET                      (404) 572-4600
     ATLANTA, GEORGIA 30308-3201
            (404) 527-4000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------

                        CALCULATION OF REGISTRATION FEE
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
                                                         PROPOSED
                                           PROPOSED      MAXIMUM
                               AMOUNT      MAXIMUM      AGGREGATE    AMOUNT OF
  TITLE OF EACH CLASS OF       TO BE    OFFERING PRICE   OFFERING   REGISTRATION
SECURITIES TO BE REGISTERED  REGISTERED  PER SHARE(2)    PRICE(2)       FEE
--------------------------------------------------------------------------------
Common Stock, $.01 par
 value per share..........   8,165,000     $28.625     $233,723,125   $70,826

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(1) Includes 1,065,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Calculated pursuant to Rule 457(c) on the basis of the average of the high and low sale prices of the Registrant's Common Stock as reported in the New York Stock Exchange consolidated reporting system on February 6, 1998.

                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

                               EXPLANATORY NOTE

  This registration statement contains two forms of prospectuses: one to be used in connection with a United States and Canadian offering (the "U.S. Prospectus") and one to be used in a concurrent international offering outside the United States and Canada (the "International Prospectus"). The U.S. Prospectus and the International Prospectus are identical except for the front and back cover pages. Each of the pages for the International Prospectus included herein is labeled "Alternate Page."

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED       , 1998

PROSPECTUS
                                7,100,000 SHARES

                    [LOGO OF NOVA CORPORATION APPEARS HERE]

                                  COMMON STOCK

                                   --------

  Of the 7,100,000 shares of Common Stock being offered hereby, 5,300,000 shares are being sold by NOVA Corporation (the "Company") and 1,800,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

  Of the 7,100,000 shares of Common Stock offered hereby, 5,680,000 shares are being offered in the United States and Canada and 1,420,000 shares are being offered in a concurrent international offering outside the United States and Canada. The public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting."

  The Company's Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "NIS." The last reported sale price of the Common Stock on the NYSE on February 6, 1998, was $28.875 per share.

                                   --------

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.

                                   --------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      UNDERWRITING                PROCEEDS TO
            PRICE TO DISCOUNTS AND  PROCEEDS TO     SELLING
             PUBLIC  COMMISSIONS(1) COMPANY(2)  SHAREHOLDERS(3)
---------------------------------------------------------------
Per Share    $           $             $             $
---------------------------------------------------------------
Total(3)    $           $             $             $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) For information regarding indemnification, see "Underwriting".
(2) Before deducting expenses estimated at $    payable by the Company.
(3) The Selling Shareholders have granted the U.S. Underwriters a 30-day option to purchase up to 1,065,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to the Public, Underwriting Discounts
    and Commissions and Proceeds to the Selling Shareholders will be $   ,
    $   , and $   , respectively.

                                   --------

  The shares of Common Stock are being offered by the several U.S. Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
 , 1998, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                                   --------

SALOMON SMITH BARNEY                                             BT ALEX. BROWN
                         THE ROBINSON-HUMPHREY COMPANY
      , 1998

             [DESCRIPTION OF GRAPHIC TO BE PROVIDED BY AMENDMENT.]


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Except as otherwise specified, all information in this Prospectus assumes no exercise of the U.S. Underwriters' over-allotment option. See "Underwriting." References in this Prospectus to the dollar volume of transactions processed reflect only VISA and MasterCard transactions and references to the Company's ranking in the industry are based on transaction processing volume.

                                  THE COMPANY

  NOVA Corporation (the "Company") is an integrated provider of transaction processing services, related software application products and value-added services primarily to small- to medium-sized merchants. The Company provides transaction processing support for all major credit and charge cards, including VISA, MasterCard, American Express, Discover, Diner's Club and JCB, and also provides access to debit card processing and check verification services. The Company believes it is the nation's largest transaction processor focused primarily on small- to medium-sized merchants, and that it was the fifth largest bankcard processor in the United States at December 31, 1996, after giving pro forma effect to the recent transactions completed during 1997 and in January 1998 discussed below. On a pro forma basis giving effect to the recent transactions discussed below, the aggregate dollar volume of VISA and MasterCard credit card transactions processed by the Company in 1997 would have been approximately $24.5 billion.

  The Company's objective is to deliver transaction processing services and related software application products and services to its merchant customers on a cost-effective basis, while increasing the size of its customer base through its marketing and alliance, acquisition and joint venture programs. The Company seeks to accomplish this objective by focusing on small- to medium-sized merchants, providing high-quality, reliable service and support, and pursuing purchases of merchant portfolios, strategic alliances and joint ventures to facilitate growth, expand the Company's distribution channels and achieve greater economies of scale. The Company generates revenues principally by charging a fee based on a percentage of the dollar volume of each transaction it processes and by charging fees for related services.

  Card-based payment processing for merchants is one of the fastest growing segments of the transaction processing industry. The proliferation in the uses and types of credit, charge and debit cards, rapid technological advances in transaction processing and financing incentives offered by credit card associations and issuers have contributed greatly to wider merchant acceptance and increased consumer use of such cards. Industry sources indicate that from 1991 to 1996, charge volume of VISA and MasterCard credit cards grew at a compounded annual growth rate of approximately 18.7%.

  In addition to experiencing growth in the dollar volume of transactions processed, the industry has undergone rapid consolidation over the last several years because of the increased demand for sophisticated products and services and the requirements for capital expenditures necessary to support the technical infrastructure needed to deliver these products and services. The Company has been an active participant in this consolidation trend, having consummated approximately 90 transactions since its inception in 1991, including 20 transactions consummated since January 1997. See "Prospectus Summary--Recent Transactions" and "Business--Recent Transactions." The Company estimates that it would have processed approximately 4.0% of the total industry charge volume in 1996 (after giving pro forma effect to the recent transactions discussed below).

                              RECENT TRANSACTIONS

  The Company consummated the KeyBank Joint Venture (as defined below) in January 1998, and three significant transactions in 1997, the MBNA Alliance, the Firstar Joint Venture and the Crestar Alliance (each as defined below), which in the aggregate add approximately $10.9 billion of annualized transaction processing volume and 106,000 merchant locations to the Company's network. The transactions collectively represent increases of 91.4% over fiscal 1996 transaction processing volume of $11.9 billion and 127.9% over year-end 1996 merchant locations of 82,900. The aggregate maximum consideration paid or to be paid by the Company in connection with these four transactions is approximately $140.1 million. The Company also consummated 16 community bank transactions in 1997, for aggregate consideration of approximately $10.0 million, and which, in the aggregate, represented approximately $774.0 million of transaction volume and approximately 7,000 merchant locations.

  On January 21, 1998, the Company consummated a transaction (the "KeyBank Joint Venture") with KeyBank National Association ("KeyBank") pursuant to which the Company will provide transaction processing services to, and jointly own and operate with KeyBank, a newly created limited liability company called Key Merchant Services, LLC ("Key Merchant Services"). The KeyBank Joint Venture, on the basis of anticipated processing volume, is the largest transaction in the Company's history as it is expected to add approximately $5.1 billion in annualized credit and debit card volume and 45,000 merchant locations to the Company's network. Further, KeyBank will market and promote, on an exclusive basis, transaction processing services on behalf of Key Merchant Services through KeyBank's approximately 1,000 bank branch locations. The Company owns a 51% interest in Key Merchant Services.

  On December 30, 1997, the Company consummated a transaction (the "MBNA Alliance") with MBNA America Bank, N.A. ("MBNA") pursuant to which the Company acquired substantially all of MBNA's merchant transaction processing assets. MBNA also agreed to cooperate with the Company in marketing the Company's merchant transaction processing services and refer exclusively to the Company all merchants, trade associations, financial institutions, independent sales organizations ("ISOs") and other organizations that request or evidence an interest in merchant transaction processing services. The Company estimates that the MBNA Alliance will add approximately $1.0 billion in annualized credit and debit card volume and 18,000 merchant locations.

  Effective October 31, 1997, the Company consummated a transaction (the "Firstar Joint Venture") with Firstar Bank U.S.A., N.A. ("Firstar") and Firstar Bank Milwaukee, N.A. ("Firstar Milwaukee") pursuant to which the Company will provide payment processing services to, and jointly own and operate with Firstar, a newly created limited liability company called Elan Merchant Services, LLC ("Elan Merchant Services"). In connection with the Firstar Joint Venture, Firstar, Firstar Milwaukee and each of the other banking affiliates of Firstar contributed substantially all of their then existing bankcard payment processing contracts (representing approximately $3.0 billion in annualized credit and debit card volume and 32,000 merchant locations) to Elan Merchant Services. Further, Firstar will market and promote, on an exclusive basis, transaction processing services on behalf of Elan Merchant Services directly and through a network of over 850 correspondent financial institutions. The Company owns a 51% interest in Elan Merchant Services.

  On May 29, 1997, the Company consummated a transaction with Crestar Bank to form an exclusive marketing alliance and acquire substantially all of Crestar Bank's merchant portfolio (the "Crestar Alliance"). The Company estimates that the Crestar Alliance will add approximately $1.8 billion in annualized credit and debit card volume and 11,000 merchant locations to the Company's network. In addition, Crestar Bank will market and promote, on an exclusive basis, the Company's transaction processing services through Crestar Bank's approximately 500 branch bank locations.

  The Company expects each of these transactions to provide significant strategic and financial benefits, including: (i) enhanced distribution channels to facilitate growth of the Company's processed transaction volume and number of merchant locations served; (ii) further geographic diversification of the Company's merchant portfolio into additional regions of the United States; and
(iii) economies of scale from substantial increases in transaction processing volume once the merchant accounts and other services are fully integrated into the Company's operating platform. See "Business--Recent Transactions."

  The Company's predecessor was incorporated in February 1991. Unless the context otherwise requires, references in this Prospectus to the "Company" refer to NOVA Corporation and its subsidiaries. The address of the Company's principal executive offices is One Concourse Parkway, Suite 300, Atlanta, Georgia 30328. Its telephone number at such address is (770) 396-1456.

                                  THE OFFERING

Common Stock offered(1):
 By the Company............................ 5,300,000 shares
 By the Selling Shareholders............... 1,800,000 shares
Common Stock to be outstanding after the
 offering.................................. 34,341,332 shares(2)
Use of proceeds by the Company............. The net proceeds to the Company, estimated
                                            at $   , will be used to retire acquisition
                                            related indebtedness, to finance potential
                                            future acquisitions, to fund capital
                                            expenditures and for general corporate
                                            purposes. See "Use of Proceeds."
NYSE symbol................................ NIS

--------
(1) Of the 7,100,000 shares of Common Stock offered hereby, 5,680,000 shares are being offered in the United States and Canada by the U.S. Underwriters and 1,420,000 shares are being offered in a concurrent offering outside the United States and Canada by the Managers.
(2) Excludes 1,906,419 shares of Common Stock issuable upon the exercise of stock options and warrants outstanding as of February 6, 1998, at a weighted average exercise price of $9.54 per share, of which options and warrants for 861,724 shares were exercisable.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

                                                               TEN-MONTH                    NINE MONTHS ENDED
                              YEAR ENDED FEBRUARY 28,          YEAR ENDED     YEAR ENDED      SEPTEMBER 30,
                          ----------------------------------  DECEMBER 31,   DECEMBER 31, ----------------------
                             1993        1994        1995       1995(1)          1996        1996       1997
                          ----------  ----------  ----------  ------------   ------------ ---------- -----------
                                     (IN THOUSANDS, EXCEPT PER SHARE AND MERCHANT LOCATION DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $   37,230  $   68,213  $   93,592   $  129,035    $   265,829  $  198,229 $   232,058
Operating income (loss).      (5,421)     (3,931)       (245)       2,789         11,905       8,316      19,367
Net income (loss).......      (6,417)     (4,142)     (1,213)       4,887(2)       7,267       4,923      12,319
Net income (loss) per
 common and common
 equivalent share(3)....                          $    (0.13)  $     0.24    $      0.25  $     0.17 $      0.41
                                                  ==========   ==========    ===========  ========== ===========
Weighted average common
 and common equivalent
 shares outstanding(3)..                              13,603       18,024         28,604      28,146      30,058
OTHER DATA:
Merchant sales volume
 processed..............  $1,409,861  $2,871,793  $4,131,071   $5,975,013    $11,925,126  $8,918,811 $10,353,995
Merchant locations at
 period end.............      19,179      24,838      43,980       77,884         82,906      80,742     100,331

                                                           SEPTEMBER 30, 1997
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(4)
                                                         -------- --------------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets...........................................  $128,959      $
Long-term debt and capital lease obligations, less cur-
 rent portion..........................................       711
Total shareholders' equity.............................    97,639

--------
(1) The Company changed its fiscal year end from the last day of February to December 31, effective December 31, 1995. For financial reporting purposes, the ten month period ended December 31, 1995 is considered an annual period. Revenues and net income for the 12 months ended December 31, 1995 were $147.8 million and $3.6 million, respectively.
(2) Reflects the reduction of valuation allowance against deferred taxes of $5.0 million, the benefits of which have been recognized in the provision for income taxes. See Note 4 to the Company's Consolidated Financial Statements.
(3) Pro forma prior to May 7, 1996. See Note 12 to the Company's Consolidated Financial Statements.
(4) Adjusted to reflect the sale of 5,300,000 shares of Common Stock offered by the Company hereby and the application of the net proceeds therefrom as described in "Use of Proceeds."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus.

  This Prospectus contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), which represent the Company's expectations or beliefs, including, but not limited to, statements concerning transaction volume and the impact of acquisitions, joint ventures and alliances. When used in this Prospectus, the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that various factors, including the factors described under the caption "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and those discussed in the Company's filings with the Securities and Exchange Commission (the "Commission"), as well as general economic conditions and industry trends could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements of the Company. Any forward-looking statement speaks only as of the date of this Prospectus and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of an unanticipated event. New factors emerge from time to time, and it is not possible for the Company to predict all of such factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

VISA AND MASTERCARD REGISTRATION TERMINATION

  The Company, along with all other nonbank transaction processors, must be sponsored by a financial institution that is a principal member of the VISA and MasterCard credit card associations in order to process bankcard transactions. Through each of Regions Bank, Bank of the West, Mellon Bank, N.A. ("Mellon Bank"), Firstar, KeyBank and First Union National Bank of North Carolina ("FUNB-NC"), a subsidiary of First Union Corporation ("First Union"), which serve as member clearing banks for the Company, the Company is registered with VISA and MasterCard as a certified processor and member service provider. The Company's designation with VISA and MasterCard as a certified processor and its status as a member service provider are dependent upon the Company's continuing adherence to the standards of the VISA and MasterCard credit card associations. These standards are set by the respective member financial institutions of VISA and MasterCard, some of which are competitors of the Company. In the event the Company fails to comply with these standards, the Company's designation as a certified processor or status as a member service provider could be suspended or terminated. There can be no assurance that VISA and MasterCard will maintain the Company's registrations or that the current VISA and MasterCard rules allowing the Company and other nonbank transaction processors to market and provide transaction processing services will remain in effect. The termination of the Company's member service provider registrations or the Company's status as a certified processor, or any changes in the VISA or MasterCard rules that prevent the Company's registration or otherwise limit the Company's ability to provide transaction processing and marketing services for VISA or MasterCard, would have a material adverse effect on the Company's financial condition and results of operations. See "Business--Merchant Accounting and Clearing Bank Relationships."

COMPETITION AND CONSOLIDATION

  The market for credit, charge and debit card transaction processing services is highly competitive. The level of competition has increased significantly in recent years and this trend is expected to continue. According to industry sources, the ten largest bankcard processors accounted for approximately 82% of the total charge volume processed in 1996. The largest bankcard processor accounted for approximately 38% of total charge volume processed in 1996. The Company would have processed 4.0% of the total charge volume processed in 1996, after giving pro forma effect to the transactions discussed in "Business--Recent Transactions" below.

Several of the Company's competitors and potential competitors have greater financial, technological, marketing and personnel resources than the Company, and there can be no assurance that the Company will continue to be able to compete successfully with such entities. In addition, the competitive pricing pressures that would result from any increase in competition would adversely affect the Company's margins and may have a material adverse effect on the Company's financial condition and results of operations. See "Business-- Competition." The Company markets its services through several different marketing channels, including through banks. In the event that there is continued significant consolidation in the banking industry, banks that market the Company's services may be acquired by banks that compete with the Company or by banks that have a relationship or alliance with one or more competitors of the Company, thus potentially depriving the Company of a distribution channel.

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

  Increased Consolidation in the Marketplace. A material element of the Company's growth strategy is the purchase of additional merchant portfolios and acquisition of operating businesses and transaction processing assets in order to facilitate growth, expand the Company's distribution channels and create greater economies of scale. The Company faces significant competition from other transaction processors for available acquisition, joint venture and alliance opportunities. This competition has an impact on the price and availability of acquisitions, joint ventures and alliances. In addition, community and regional banks, whose transaction processing businesses have been the Company's primary source of acquisition opportunities, in recent years have been undergoing extensive consolidation reflective of underlying trends in the financial institutions industry and unrelated to their transaction processing businesses. As a result, smaller banks that may have sought to divest themselves of their transaction processing businesses may be acquired by banks that compete with the Company or banks that have a relationship or alliance with one or more competitors of the Company, thus potentially depriving the Company of acquisition opportunities. There can be no assurance that the historical or current level of acquisition opportunities will continue to exist, that the Company will be able to acquire merchant portfolios, operating businesses and transaction processing assets that satisfy the Company's criteria, or that any such acquisition will be on terms favorable to the Company.

  Complexity of Risk Analysis of Acquisition Targets. In evaluating any potential purchase of a merchant portfolio or joint venture, the Company conducts a due diligence review of the related merchant portfolio. The review process includes analyzing the composition of the merchant portfolio, applying uniform standards and underwriting guidelines developed by the Company to the merchant portfolio and attempting to identify high-risk merchants contained in the merchant portfolio. Notwithstanding these due diligence efforts, however, there can be no assurance that the Company will properly assess the risk attributes associated with an acquired portfolio or otherwise identify high-risk merchants. Incorrect risk assessments may result in excessive losses from chargebacks or merchant fraud in connection with any acquired portfolio.

  Conversion of Purchased Portfolios. At the time of consummation of merchant portfolio purchases or joint ventures, merchants in a purchased portfolio typically are not operating on the Company's proprietary telecommunications network (the "NOVA Network") and may not use the merchant accounting processors used by the Company. Until the Company converts each newly-purchased merchant to the NOVA Network and the Company's merchant accounting processors, the Company has little, if any, control over the performance of such other networks and processors and typically is unable to apply fully its risk management and fraud avoidance practices to such merchants. The Company also must continue to pay third parties for processing services until the purchased portfolio is fully converted to the NOVA Network, reducing the economic benefits to the Company during such time. Moreover, the merchant customers that comprise a purchased portfolio may have been sold transaction processing services by ISOs and financial institutions sponsored by a principal member of the VISA and MasterCard credit card associations. ISOs are independent agents that typically market and sell the full range of transaction processing services to merchants, with such services primarily being outsourced on a non-exclusive basis. Certain of these ISOs and financial institutions may be unwilling to assist the Company in converting the merchants to the NOVA Network and the Company's merchant accounting processors and, in some cases, may solicit these merchants on behalf of a competing processor. Further, the conversion of merchants may require that merchants learn new operating procedures and could result in problems, causing merchants to seek verbal authorization of credit and debit card transactions. As a condition to conversion, merchants also may seek to negotiate lower fees.

  As a result of the recent purchases of merchant portfolios undertaken by the Company, the magnitude, scope, timing, duration and expense of the conversion of the KeyBank Joint Venture, the Firstar Joint Venture and the MBNA Alliance will, in the aggregate, be greater than any conversion previously undertaken by the Company, and there can be no assurance that the Company can successfully complete these conversions in a timely manner, either concurrently or in series. Failure to complete these conversions in accordance with management plans could have a material adverse effect on the Company's financial condition and results of operations. Further, the terms of the KeyBank Joint Venture provide that if the Company does not complete substantially the conversion of the KeyBank merchant portfolio by March 31, 1999, KeyBank may terminate the KeyBank Joint Venture, which could have a material adverse effect on the Company's financial condition and results of operations.

  The Company's acquisition strategy and the resulting growth will require that the Company continue to attract and retain qualified personnel, while concurrently expanding its managerial and operational infrastructure. There can be no assurance that the Company will be able to hire and retain qualified personnel or that the Company will be able to expand successfully its infrastructure as appropriate to accommodate future acquisitions or growth. The Company's acquisitions may involve the hiring by the Company of certain management and sales personnel affiliated with the acquired portfolio, and the failure to integrate successfully such personnel into the Company's operations and business culture may adversely affect the conversion process. As a result of any of these factors and considerations, the Company may not realize the expected economic benefits associated with its acquisitions, which may have a material adverse effect on the Company's financial condition and results of operations.

  There can be no assurance that future acquisitions will not have an adverse effect upon the Company's operating results, particularly in the fiscal quarters immediately following the completion of such transactions, while the operations of the acquired entities are converted and integrated into the Company's operations. The Company's acquisition strategy will require substantial capital resources, and is likely to result in the Company incurring additional indebtedness. There can be no assurance that financing for future acquisitions will be available or will be obtained on terms favorable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Certain Relationships and Related Transactions--Transactions Related to the First Union Alliance" and "Business--Acquisition Strategy."

  Risks Associated with Joint Venture Alliances. The recently consummated joint venture alliances with each of Firstar and KeyBank (collectively, the "Joint Ventures") present certain risks to the Company in addition to the risks normally associated with portfolio acquisitions which have been, and continue to be, a material element of the Company's growth strategy. Because each of the Joint Ventures involved the creation of a newly-formed limited liability company jointly-owned, managed and serviced by the Company and Firstar or KeyBank, as the case may be, continued cooperation with each of Firstar and KeyBank is important to the success of the Joint Ventures. There can be no assurance that the Company's relationships with each of Firstar and KeyBank will continue to be cooperative and, accordingly, there can be no assurance that the Company will realize the anticipated economic benefits from the Joint Ventures. Further, in the event of a change in control of Firstar or KeyBank, there can be no assurance that the resulting entity will support the Joint Ventures in the same manner and to the same degree as its predecessor. The management and provision of processing services to each of Elan Merchant Services and Key Merchant Services imposes increased administrative, managerial and technological demands on the Company's infrastructure and related systems, and there can be no assurance that the Company will meet successfully such material demands and requirements.

  Each of the Joint Ventures has been formed for a definitive term (subject in each case to renewal provisions), but is subject to earlier termination by the Company or Firstar or KeyBank, as the case may be, under a variety of circumstances. In the event of earlier termination, or upon termination of either of the Joint Ventures upon expiration of its term in the absence of renewal, the then-current assets and merchant portfolio of such Joint Venture are subject to "repurchase rights" by either the Company or Firstar or KeyBank, as the case may be, depending on the circumstances of termination. For example, each of the Joint Ventures imposes upon the Company certain standards with respect to the performance of its processing services. In the event such standards are breached by the Company, Firstar or KeyBank, as the case may be, would have the right to purchase the Company's interest in Elan Merchant Services or Key Merchant Services, respectively. Any such purchase would likely result in a significant decrease in the number of merchant locations served, and the aggregate sales volume processed, by the Company, which may have a material adverse effect on the Company's financial condition and results of operations. Further, in valuing the Joint Ventures, and establishing a purchase price in connection therewith, the Company assumes the continuance of the Joint Venture for a minimum term. Earlier termination may result in the Company not realizing the anticipated economic and marketing benefits from the Joint Venture, which may have a material adverse effect on the Company's financial condition and results of operations.

MERCHANT ATTRITION

  The Company experiences attrition of its merchant base in the ordinary course of business due to several factors, including business closures, losses to competitors and conversion-related losses. In addition, substantially all of the Company's contracts with its merchants may be terminated by either party upon prior notice of 30 days or less. Increased merchant attrition may have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that the Company will not experience higher rates of attrition in the future, particularly in connection with acquired merchant portfolios. See "Business--Customer Base" and "Business--Risk Management."

DEPENDENCE ON MERCHANT ACCOUNTING RELATIONSHIPS

  The Company outsources certain merchant accounting services to Vital Processing Services L.L.C. (formerly Total System Services, Inc.) ("Vital Processing Services") and Mellon Bank. These services consist of reorganizing and accumulating daily transaction data on a merchant-by-merchant and card issuer-by-card issuer basis, and forwarding this data to the credit card associations for ultimate payment. The failure of Vital Processing Services and Mellon Bank to continue to perform these services efficiently and effectively may adversely affect the Company's relationships with its merchant customers and may result in the termination by merchants of their agreements with the Company. The agreement with Vital Processing Services expires
April 30, 1998, and the agreement with Mellon Bank expires February 28, 1998. The Company currently is negotiating a new agreement with Vital Processing Services and expects to renew the agreement with Mellon Bank for an additional one year term. Termination of either agreement would require the Company either to seek alternative outsourcing arrangements or to make significant capital expenditures to develop internal systems to provide these merchant accounting services. Although management believes that in the event of termination of either or both of these agreements the Company could locate alternative outsourcing arrangements or develop internal systems, there can be no assurance that such arrangements will be available on terms as favorable to the Company as the existing contracts or that the Company could develop internal systems on a timely or cost effective basis. Accordingly, termination of either agreement could have a material adverse effect on the Company's financial condition and results of operations. See "Business--Merchant Accounting and Clearing Bank Relationships."

ANNOUNCED INTERCHANGE RATE INCREASES

  Each of VISA and MasterCard has announced increases in interchange rates effective in April 1998. The increase in rates of approximately 5% is the largest single increase for either association since 1991. The announced change affects all transaction processing industry competitors. While the Company intends to reflect the entire amount of the increase in its pricing to merchants, there can be no assurance that merchants will assume the entire impact of the announced change or that transaction processing volumes and merchant attrition will not be adversely affected by the change.

CHARGEBACK RISK

  When a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, the transaction is "charged back" to the merchant and that amount is credited to the cardholder. These billing disputes include, among others: (i) nonreceipt of merchandise or services; (ii) unauthorized use of a credit card; and (iii) general disputes between a customer and a merchant as to the quality of the goods purchased or the services rendered by that merchant. Some of the Company's merchant customers, including certain merchants that generate high transaction processing volume, require full or partial payment from debit and credit cardholders for products or services to be delivered or rendered in the future. If the Company or its clearing banks are unable to collect chargeback amounts from a merchant's account, and if the merchant refuses or is unable due to bankruptcy or other reasons to reimburse the Company for the chargeback, the Company bears the loss for the amount of the refund paid to the cardholder. The Company attempts to reduce its exposure to such losses by performing periodic credit reviews on its merchant customers and adjusting the Company's rates based, in part, on the merchant's credit risk, business or industry. There can be no assurance that the Company will not experience significant losses from chargebacks in the future. Increases in chargebacks not paid by merchants may have a material adverse effect on the Company's financial condition and results of operations. See "Business--Risk Management."

MERCHANT FRAUD

  The Company bears the risk of losses caused by fraudulent credit card transactions initiated by its merchant customers. Examples of merchant fraud include inputting false sales transactions or false credits. The Company monitors merchant transactions against a series of standards it has developed to detect merchant fraud. Notwithstanding these measures, however, there can be no assurance that the Company will not experience significant amounts of merchant fraud in the future, which may have a material adverse effect on the Company's financial condition and results of operations. See "Business-- Customer Base" and "Business--Risk Management."

TELECOMMUNICATIONS NETWORK

  The Company has developed a proprietary telecommunications network, the NOVA Network, and maintains an operating relationship with WorldCom, Inc. ("WorldCom"). Pursuant to its agreement with the Company, WorldCom provides long-distance and local telecommunications access, as well as technical support, to the Company in connection with the NOVA Network. This agreement expires February 28, 1999, subject to earlier termination by the Company if WorldCom fails to meet certain agreed-upon performance objectives. If the WorldCom agreement is terminated or not renewed, the Company would be required to utilize the long-distance and local telecommunications access of another long-distance provider, which may increase the Company's expenses for network services, resulting in a material adverse effect on the financial condition and results of operations of the Company. WorldCom owns approximately 8.2% of the Company's outstanding Common Stock and has a designee on the Company's Board of Directors. The shares of Common Stock offered hereby include 179,872 shares to be sold by WorldCom (291,571 shares if the U.S. Underwriters' over-allotment option is exercised in full). As a result, upon completion of this offering, WorldCom will own approximately 6.4% of the Company's outstanding Common Stock (6.1% if the U.S. Underwriters' over-allotment option is exercised in full). There can be no assurance that conflicts of interests between WorldCom and the Company will not arise or that any such conflicts will be resolved in a manner favorable to the Company. See "Business-- Technology" and "Certain Relationships and Related Transactions--Transactions with WorldCom."

CERTAIN STATE TAX ISSUES

  Transaction processing companies like the Company may be subject to state taxation of certain portions of their fees charged to merchants for their services. Application of this tax is an emerging issue in the industry and the states have not yet adopted uniform guidelines implementing these regulations. If the Company is required to pay such taxes and is unable to pass this tax expense through to its merchant customers, the financial condition and results of operations of the Company could be adversely affected.

DEVELOPMENT AND MARKET ACCEPTANCE OF NEW PRODUCTS

  Because the transaction processing industry and the software application products and value-added services of the type offered by the Company have been characterized by rapidly changing technology and the development of new products and services, management believes that the future success of the Company will depend, in part, on the Company's ability to continue to improve its products and services and to offer its merchant customers new products and services. There can be no assurance that the Company will continue to develop successful new products and services or that the Company's newly-developed products and services will perform satisfactorily or be widely accepted in the marketplace. See "Business--Software Application Products and Value-Added Services."

FLUCTUATION IN QUARTERLY OPERATING RESULTS

  The Company has experienced and expects to continue to experience significant seasonality in its business. The Company typically realizes higher revenues in the third calendar quarter and lower revenues in the first calendar quarter, reflecting increased transaction volumes during the summer months and a significant decrease in transaction volume during the period immediately following the holiday season. Quarterly results also are affected by the timing of purchases of merchant portfolios and joint ventures and the timing and magnitude of expenses for merchant portfolio conversions. Fluctuations in operating results may result in volatility in the price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results."

DEPENDENCE ON KEY MANAGEMENT

  The development of the Company's business and its operations has been materially dependent upon the active participation of its executive officers and other key employees. The loss of one or more of the Company's executive officers or other key employees may have a material adverse effect on the Company's financial condition and results of operations. See "Management."

SIGNIFICANT INTANGIBLE ASSETS

  A substantial portion of the Company's assets are intangible assets related to acquired merchant portfolios or business operations. In the event of a material decline in revenues generated from any of such merchant portfolios or business operations which would not be recovered from future cash flows, the fair value and, as a result, the carrying value of the related intangible asset will be reduced. Additionally, changes in accounting policies or rules that affect the way in which such intangible assets are reflected in the Company's financial statements, or the way in which they are treated for tax purposes, could have a material adverse effect on the Company's financial condition.

BANKING AND TERRITORIAL RESTRICTIONS

  To facilitate First Union's compliance with applicable banking laws, regulations and orders (collectively, the "Banking Laws"), and to allow First Union to obtain any required consents or approvals, the Company has agreed to notify, and obtain approval from, First Union before the Company enters into any business activities substantially different from the business activities the Company currently conducts. Pursuant to the KeyBank Joint Venture and the Firstar Joint Venture and to the extent required by the Banking Laws, the Company may be required to take certain measures in the event either the Company or the limited liability companies formed pursuant to the transactions enters into or acquires any other entity which is engaged in a business that is substantially different from the business activities the Company, or the limited liability companies, currently conduct. Such measures may include applying for any required regulatory consents, or assisting either KeyBank, Firstar, or the limited liability companies, as the case may be, to prepare such applications. If the required consents and approvals are not received, the Company may not engage in the new business activity (such restrictions, including the restrictions relating to First Union, being collectively referred to herein as the "Banking Restrictions").

  In connection with a December 1995 transaction between the Company and First Union (the "First Union Alliance"), the Crestar Alliance, the Firstar Joint Venture, and the KeyBank Joint Venture, the Company agreed that it would not, without the prior consent of the affected entity, enter into certain marketing or, in certain instances, acquisition agreements with third parties located in specified areas where any of First Union, Crestar Bank, Firstar or KeyBank maintain a significant banking presence (such restrictions being collectively referred to herein as the "Territorial Restrictions"). The effect of the Banking Restrictions and the Territorial Restrictions is to limit in certain respects the Company's ability to directly seek or take advantage of certain business or marketing opportunities other than through a venture with the Company's regional bank partners. The agreements generally do not prohibit the Company from pursuing transactions indirectly through the respective alliance or joint venture. See "Certain Relationships and Related Transactions-- Transactions Related to the First Union Alliance" and "Business--Banking Regulation."

CERTAIN ANTI-TAKEOVER PROVISIONS

  The Company's Articles of Incorporation authorize the Company to issue up to 5,000,000 shares of Preferred Stock with such designations, powers, preferences and rights as may be fixed by the Board of Directors, without any further vote or action by the shareholders. The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company.

CONTROLLING SHAREHOLDERS

  After giving effect to the sale of the shares of Common Stock offered hereby, Warburg, Pincus Investors, L.P. and its affiliates ("Warburg"), First Union, executive officers and directors of the Company and their affiliates, and WorldCom, Inc. will own beneficially 29.8%, 24.6%, 63.4%, and 6.4%, respectively, of the Company's outstanding Common Stock (28.3%, 23.4%, 60.4%, and 6.1% if the U.S. Underwriters' over-allotment option is exercised in full). See "Management" and "Principal and Selling Shareholders." As a result of such stock ownership, these shareholders, if acting together or in certain combinations, would be able to control most matters requiring approval by the Company's shareholders, including the election of directors.

POSSIBLE VOLATILITY OF STOCK PRICE

  Since the Company's initial public offering in May 1996, there has been and may continue to be significant volatility in the market for the Common Stock, and there can be no assurance that an active market for the Common Stock can be sustained. See "Price Range of Common Stock." Factors such as changes in quarterly operating results, the gain or loss of significant contracts, the entry of new competitors into the Company's markets, changes in management, announcements of technological innovations or new products by the Company or its competitors, and general events and circumstances beyond the Company's control could have a significant impact on the future market prices of the Common Stock and the relative volatility of such market prices.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise additional equity capital. Upon completion of this offering, the Company will have outstanding 34,341,332 shares of Common Stock. Of these shares, the 7,100,000 shares offered hereby (8,165,000 shares if the U.S. Underwriters' over-allotment option is exercised in full) and the 4,025,000 shares sold in the Company's initial public offering will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144"). Approximately 21,555,182 shares held by directors, executive officers and Selling Shareholders will be subject to 60-day lock-up agreements with the Underwriters. Following the expiration of the lock-up period, such shares will be eligible for sale in the public market subject to compliance with certain volume limitations and other conditions of Rule 144. In addition, upon completion of this offering, the holders of a total of approximately 21,307,753 shares of Common Stock, including 21,067,642 of the shares that will be subject to the 60-day lock-up agreements, have the right under certain circumstances to require the Company to register under the Securities Act their shares for resale to the public. See "Shares Eligible for Future Sale." An additional 3,039,439 shares that may be issued in the future upon exercise of options granted and to be granted under the Company's stock option plans have been registered under the Securities Act and therefore will be freely tradeable when issued (subject to the volume and certain other conditions of Rule 144 in the case of shares to be sold by affiliates of the Company). Options and warrants for the purchase of 1,906,419 shares were outstanding as of February 6, 1998, of which options and warrants for 861,724 shares were exercisable.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company hereby, at an assumed public offering price of $
per share, the last reported sale price of the Common Stock on the NYSE on
    , 1998, and after deducting estimated underwriting discounts and commissions and expenses payable by the Company, are estimated to be
approximately $   . The Company anticipates that an aggregate of $    of the
net proceeds of this offering will be used for the repayment of indebtedness with a weighted average interest rate of %, incurred in connection with acquisitions.

  The Company expects to use the balance of the net proceeds of the offering to acquire merchant portfolios and enter into joint ventures and alliances in the ordinary course of its business, to fund capital expenditures and for general corporate purposes. The Company continues to evaluate potential acquisitions of merchant portfolios and to negotiate with several third parties that may be seeking purchasers of their merchant portfolios, although except as discussed in this Prospectus, the Company currently is not a party to any agreements or understandings with respect to any material acquisitions. See "Business--Acquisition Strategy."

  Pending such uses, the net proceeds of the offering will be invested in U.S. Treasury securities, certificates of deposit, commercial paper and/or investment grade, interest-bearing securities. The Company will not receive any proceeds from the sales of shares of Common Stock by the Selling Shareholders.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock began trading on the NYSE on May 8, 1996, under the symbol "NIS." Prior to that date, there was no public market for the Company's Common Stock. The following table sets forth, for the fiscal periods indicated, the high and low sales prices per share for the Common Stock as reported on the NYSE.

                                                                  HIGH     LOW
                                                                 ------- -------
   1996:
   From May 8 to June 30, 1996.................................. $39.875 $26.000
   Quarter Ended September 30, 1996.............................  36.000  27.500
   Quarter Ended December 31, 1996..............................  33.500  18.000
   1997:
   Quarter Ended March 31, 1997................................. $23.500 $12.875
   Quarter Ended June 30, 1997..................................  26.563  15.625
   Quarter Ended September 30, 1997.............................  29.125  23.500
   Quarter Ended December 31, 1997..............................  30.813  23.250
   1998:
   Quarter Ended March 31, 1998 (through February 6, 1998)...... $33.500 $22.750

  The last reported sale price of the Common Stock on the NYSE on February 6, 1998, was $28.875 per share. As of February 6, 1998, the Company had 70 shareholders of record.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its Common Stock. The current policy of the Company's Board of Directors is to retain any available earnings for use in the operation and expansion of the Company's business. Therefore, no payment of cash dividends on the Common Stock is likely in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will depend upon the Company's earnings, capital requirements, financial condition, the ability of the Company's subsidiaries to pay cash dividends to the Company and any other factors deemed relevant by the Board of Directors. The Company's loan agreements also restrict the payment of cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and Note 6 to the Company's Consolidated Financial Statements.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of September 30, 1997, and as adjusted to reflect the sale by the Company of 5,300,000 shares of Common Stock in this offering and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                       SEPTEMBER 30, 1997
                                                     ---------------------------
                                                      ACTUAL        AS ADJUSTED
                                                     ------------  -------------
                                                     (DOLLARS IN THOUSANDS)
Long-term debt, less current portion:
 Bank notes payable(1).............................. $        361     $
 Other notes payable................................
 Capital lease obligations..........................          350
                                                     ------------     ---------
                                                              711
Shareholders' equity:
 Preferred Stock, without par value, 5,000,000
  shares authorized, none issued and outstanding....          --            --
 Common Stock, $.01 par value, 50,000,000 shares
  authorized, 28,885,000 issued and outstanding;
  34,185,000 as adjusted(2).........................          289
 Additional paid-in capital.........................       99,735
 Accumulated deficit................................       (2,385)
                                                     ------------     ---------
  Total shareholders' equity........................       97,639
                                                     ------------     ---------
  Total capitalization.............................. $     98,350     $
                                                     ============     =========

--------
(1) Does not include $49.1 million of indebtedness incurred subsequent to September 30, 1997, which will be repaid with a portion of the proceeds to the Company from this offering.
(2) Excludes 2,057,652 shares of Common Stock issuable upon the exercise of stock options at a weighted average exercise price of $8.72 per share, of which options for 494,105 shares were exercisable as of September 30, 1997.

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The following table sets forth selected consolidated financial and other data for the Company as of and for the three years ended February 28, 1995, the ten-month year ended December 31, 1995 and the year ended December 31, 1996. The selected consolidated financial data have been derived from the Company's Consolidated Financial Statements and notes thereto, which have been audited by Ernst & Young LLP, independent auditors. The financial information for the nine months ended September 30, 1996 and 1997 has been derived from the Company's Consolidated Financial Statements and notes thereto and is unaudited, but in the opinion of management reflects all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such period. Operating results for the nine months ended September 30, 1997, are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus. The Company changed its fiscal year end from the last day of February to December 31, effective December 31, 1995. For financial reporting purposes, the ten month period ended December 31, 1995 is considered an annual period.

                                                                                                 NINE MONTHS
                                                               TEN-MONTH                            ENDED
                              YEAR ENDED FEBRUARY 28,          YEAR ENDED      YEAR ENDED       SEPTEMBER 30,
                          ----------------------------------  DECEMBER 31,    DECEMBER 31,  ----------------------
                             1993        1994        1995       1995(1)           1996         1996       1997
                          ----------  ----------  ----------  ------------    ------------  ---------- -----------
                                     (IN THOUSANDS, EXCEPT PER SHARE AND MERCHANT LOCATION DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $   37,230  $   68,213  $   93,592   $  129,035     $   265,829   $  198,229 $   232,058
Cost of service.........      30,206      54,984      74,032      100,375         207,595      154,484     179,165
Conversion costs........       1,472       2,080       1,827        3,441           6,395        5,346       1,803
Selling, general and
 administrative.........       9,327      12,419      14,091       17,795          32,952       24,917      24,704
Depreciation and
 amortization...........       1,646       2,661       3,887        4,635           6,982        5,166       7,019
                          ----------  ----------  ----------   ----------     -----------   ---------- -----------
Operating income (loss).      (5,421)     (3,931)       (245)       2,789          11,905        8,316      19,367
Interest expense
 (income), net..........         996         211         968        1,959            (126)         188        (807)
                          ----------  ----------  ----------   ----------     -----------   ---------- -----------
Income (loss) before
 provision for income
 taxes..................      (6,417)     (4,142)     (1,213)         830          12,031        8,128      20,174
Provision (benefit) for
 income taxes...........         --          --          --        (4,057)          4,764        3,205       7,855
                          ----------  ----------  ----------   ----------     -----------   ---------- -----------
Net income (loss).......  $   (6,417) $   (4,142) $   (1,213)  $    4,887 (2) $     7,267   $    4,923 $    12,319
                          ==========  ==========  ==========   ==========     ===========   ========== ===========
Net income (loss) per
 common and common
 equivalent share(3)....                          $    (0.13)  $     0.24     $      0.25   $     0.17 $      0.41
                                                  ==========   ==========     ===========   ========== ===========
Weighted average common
 and common equivalent
 shares outstanding(3)..                              13,603       18,024          28,604       28,146      30,058
                                                  ==========   ==========     ===========   ========== ===========
OTHER DATA:
Merchant sales volume
 processed..............  $1,409,861  $2,871,793  $4,131,071   $5,975,013     $11,925,126   $8,918,811 $10,353,995
Merchant locations at
 period end.............      19,179      24,838      43,980       77,884          82,906       80,742     100,331
BALANCE SHEET DATA (AT
 PERIOD END):
Total assets............  $   27,879  $   26,437  $   47,823   $   61,001     $   107,705   $   93,393 $   128,959
Long-term debt and
 capital lease
 obligations, less
 current portion........       2,339       1,950      16,694       17,738             859        1,154         711
Total shareholders'
 equity.................      19,079      18,783      18,719       26,017          84,882       81,306      97,639

--------
(1) Revenues and net income for the 12 months ended December 31, 1995, were $147.8 million and $3.6 million, respectively.
(2) Reflects the reduction of valuation allowance against deferred taxes of $5.0 million, the benefits of which have been recognized in the provision for income taxes. See Note 4 to the Company's Consolidated Financial Statements.
(3) Pro forma prior to May 7, 1996. See Note 12 to the Company's Consolidated Financial Statements.

  The following table sets forth selected consolidated statement of operations data for the ten month year ended December 31, 1995 and the ten months ended December 31, 1994. The selected consolidated statement of operations data for the ten month year ended December 31, 1995 are derived from the Company's Consolidated Financial Statements and notes thereto, which have been audited by Ernst & Young LLP, independent auditors. The information for the ten months ended December 31, 1994 is unaudited, but in the opinion of management reflects all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such period.

                                                                 TEN MONTH
                                                             PERIOD/YEAR ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                               1994     1995
                                                             -------- ---------
                                                               (IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
Revenues.................................................... $   74.8 $   129.0
Cost of service.............................................     59.0     100.4
Conversion costs............................................      0.9       3.4
Selling, general and administrative.........................     11.2      17.8
Depreciation and amortization...............................      2.9       4.6
                                                             -------- ---------
Operating income............................................      0.8       2.8
Interest expense, net.......................................      0.6       2.0
                                                             -------- ---------
Income before provision for income taxes....................      0.2       0.8
Provision (benefit) for income taxes........................      --       (4.1)
                                                             -------- ---------
Net income.................................................. $    0.2 $     4.9
                                                             ======== =========

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company's predecessor, NOVA Information Systems, Inc., was formed in February 1991 to provide sophisticated and cost-effective transaction processing and related services to small- to medium-sized merchants by effectively employing the latest advances in transaction processing and telecommunications technology.

  Since inception, the Company has invested significant capital to develop an integrated operating platform consisting of hardware, software and network architecture to process large volumes of card transactions. In addition, the Company continues to develop the marketing, customer support and managerial expertise necessary to execute its business strategy. Through the fiscal year ended February 28, 1995, the Company incurred losses, as the expenditures for the development of this infrastructure and the cost to convert purchased portfolios, combined with the cost of providing service, exceeded revenues from its merchant portfolio. The Company's ongoing expansion of its merchant and customer base resulted in the Company achieving profitability for the first time in the 10-month year ended December 31, 1995.

  The Company has increased its merchant and customer base through a combination of its own marketing programs and through a series of merchant portfolio purchases, joint ventures and alliances that have produced significant additional revenue in each year since formation. Since its inception in 1991, the Company has consummated 90 transactions consisting of 84 merchant portfolio purchases, three operating business acquisitions, two joint ventures and the First Union Alliance.

  On January 21, 1998, the Company consummated the KeyBank Joint Venture with KeyBank pursuant to which the Company will provide transaction processing services to, and jointly own and operate with KeyBank, a newly created limited liability company called Key Merchant Services, LLC. The KeyBank Joint Venture, on the basis of anticipated processing volume, is the largest transaction in the Company's history as it is expected to add approximately $5.1 billion in annualized credit and debit card volume and 35,000 merchant locations to the Company's network. Further, KeyBank will market and promote, on an exclusive basis, transaction processing services on behalf of Key Merchant Services through KeyBank's approximately 1,000 bank branch locations. The Company owns a 51% interest in Key Merchant Services.

  On December 30, 1997, the Company consummated the MBNA Alliance with MBNA pursuant to which the Company purchased substantially all of MBNA's merchant portfolio. MBNA also agreed to cooperate with the Company in marketing the Company's merchant transaction processing services and refer exclusively to the Company all merchants, trade associations, financial institutions, ISOs and other organizations that request or evidence an interest in merchant transaction processing services. The Company estimates that the MBNA Alliance will add approximately $1.0 billion in annualized credit and debit card transaction processing volume and 18,000 merchant locations.

  Effective October 31, 1997, the Company consummated the Firstar Joint Venture with Firstar and Firstar Milwaukee pursuant to which the Company will provide payment processing services to, and jointly own and operate with Firstar, a newly created limited liability company called Elan Merchant Services, LLC. In connection with the Firstar Joint Venture, Firstar, Firstar Milwaukee and each of the other banking affiliates of Firstar contributed substantially all of their then existing bankcard payment processing contracts (representing approximately $3.0 billion in annualized credit and debit card volume and 32,000 merchant locations) to Elan Merchant Services. Further, Firstar will market and promote, on an exclusive basis, transaction processing services on behalf of Elan Merchant Services directly and through a network of over 850 correspondent financial institutions. The Company owns a 51% interest in Elan Merchant Services.

  On May 29, 1997, the Company consummated the Crestar Alliance with Crestar Bank to form an exclusive marketing alliance and acquire substantially all of Crestar Bank's merchant portfolio. The Company estimates that the Crestar Alliance will add approximately $1.8 billion in annualized credit and debit card transaction processing volume and 11,000 merchant locations to the Company's network. In addition, Crestar Bank will market and promote, on an exclusive basis, the Company's transaction processing services through Crestar Bank's approximately 500 branch bank locations.

  The Company expects each of these transactions to provide significant strategic and financial benefits, including: (i) enhanced distribution channels to facilitate growth of the Company's processed transaction volume and number of merchant locations served; (ii) further geographic diversification of the Company's portfolio into additional regions of the United States; and (iii) economies of scale from substantial increases in transaction processing volume once the merchant accounts and other services are fully integrated into the Company's operating platform. See "Business-- Recent Transactions."

  Historically, the Company has achieved savings through economies of scale and operating efficiencies derived from the conversion and integration of its transactions. The costs of these conversion activities are expensed as incurred. As a result of the recent acquisition activity undertaken by the Company, the magnitude, scope, timing, duration and expense of the conversion of the KeyBank Joint Venture, the Firstar Joint Venture and the MBNA Alliance will, in the aggregate, be greater than any conversion previously undertaken by the Company. Failure to complete these conversions in accordance with management plans would have a material adverse effect on the Company's financial condition and results of operations.

  The Company changed its fiscal year end from the last day of February to December 31, effective December 31, 1995. Accordingly, the following discussion of results of operations includes a comparison of the 12 month year ended December 31, 1996 with the 10 month period ended December 31, 1995, and the 10-month period ended December 31, 1995 with the 10 month period ended December 31, 1994.

COMPONENTS OF REVENUES AND EXPENSES

  Revenues. The Company derives revenues principally from processing credit, charge and debit card transactions that are authorized and captured through the NOVA Network. The Company typically charges merchants for these card processing services at a bundled rate that is a percentage of the dollar amount of each transaction and, in some instances, an additional fee per transaction. These charges, referred to as "discount fees," are individually negotiated with each merchant and, in the aggregate, represented approximately 94.6% and 93.7% of the Company's revenues for the years ended December 31, 1996 and 1995, respectively, and 92.7% and 94.9% for the nine months ended September 30, 1997 and 1996, respectively. Certain of the Company's merchant customers are charged a flat fee per transaction, while others are also charged miscellaneous fees, including fees assessed by the Company for handling chargebacks, monthly minimums, equipment leases, rentals and sales, and other miscellaneous services. The Company's revenues are reported net of amounts paid to ISOs and agent banks under revenue sharing agreements pursuant to which such parties receive payments based primarily on processing volume for particular groups of merchants.

  Expenses. Cost of service includes all costs directly attributable to the Company's provision of services to its merchant customers. The most significant component of cost of service includes interchange and assessment fees, which are amounts charged by the credit card associations for clearing services, advertising and other expenses. Interchange and assessment fees are billed primarily as a percent of dollar volume processed and, to a lesser extent, as a per-transaction fee. Cost of service also includes charges paid to third parties for point-of-sale ("POS") network service (for merchant customers acquired but not yet converted to the NOVA Network), merchant accounting and settlement fees paid to third-party vendors, cost of equipment leased, rented or sold, NOVA Network costs and other operating expenses.

  Conversion costs include costs incurred to convert the acquired portfolios to the NOVA Network and operating systems. These costs include expenses related to reprogramming POS terminals at merchant locations, duplicate costs to process transactions prior to conversion, unfavorable contract payments for transaction authorizations and independent contractor fees.

  Selling, general and administrative expenses include salaries, commissions and benefits, travel and entertainment, telephone, and other operating costs of the Company's operations and marketing centers and its corporate office. Also included in this category are systems and product development expenses, which represent the internal costs of developing and implementing the NOVA Network and its processing and POS systems.

  Depreciation and amortization is related to the Company's capital expenditures and merchant portfolio and business acquisitions. Depreciation of property and equipment is recognized on a straight-line basis over periods of three to seven years for equipment and 30 years for buildings. The acquisition of merchant portfolios results in the capitalization of merchant and customer contract values, which are amortized over 10 years based upon the Company's merchant attrition experience and projected revenue streams. Excess cost of businesses acquired is amortized over 30 years.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated the percentage of revenues represented by certain items on the Company's consolidated statements of operations:

                                      10-MONTH                    NINE MONTHS
                                    PERIOD ENDED                     ENDED
                                    DECEMBER 31,     YEAR ENDED  SEPTEMBER 30,
                                    --------------  DECEMBER 31, --------------
                                     1994    1995       1996      1996    1997
                                    ------  ------  ------------ ------  ------
Revenues..........................   100.0%  100.0%    100.0%     100.0%  100.0%
Cost of service...................    78.9    77.8      78.1       77.9    77.2
Conversion costs..................     1.2     2.7       2.4        2.7     0.8
Selling, general and
 administrative...................    15.0    13.8      12.4       12.6    10.6
Depreciation and amortization.....     3.9     3.6       2.6        2.6     3.0
Operating income .................     1.0     2.1       4.5        4.2     8.3
Interest expense (income), net....     0.8     1.5       --         0.1    (0.4)
Income before provision for income
 taxes............................     0.2     0.6       4.5        4.1     8.7
Provision (benefit) for income
 taxes............................     --     (3.1)      1.8        1.6     3.4
Net income .......................     0.2%    3.7%      2.7%       2.5%    5.3%

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED WITH THE NINE MONTHS ENDED SEPTEMBER 30, 1996

  Revenues. Revenues for the nine months ended September 30, 1997 increased 17.1% to $232.1 million compared with $198.2 million for the nine months ended September 30, 1996. The increase resulted primarily from the completion of the Crestar Alliance in May 1997 and the addition of new merchant locations generated through internal sales efforts.

  Cost of Service. Cost of service increased approximately 16.0% to $179.2 million for the nine months ended September 30, 1997, from $154.5 million for the nine months ended September 30, 1996. As a percentage of revenues, cost of service decreased to 77.2% for the nine months ended September 30, 1997 from 77.9% for the nine months ended September 30, 1996.

  Conversion Costs. Conversion costs decreased approximately 66.3% to $1.8 million for the nine months ended September 30, 1997, as compared with $5.3 million for the nine months ended September 30, 1996. This decrease in conversion costs is attributable to the fact that a majority of the conversion costs from the First Union Alliance were incurred during the nine months ended September 30, 1996.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased to $24.7 million for the nine months ended September 30, 1997, from $24.9 million for the nine months ended September 30, 1996.

  Depreciation and Amortization. Depreciation and amortization increased approximately 35.9% to $7.0 million for the nine months ended September 30, 1997, from $5.2 million for the nine months ended September 30, 1996. This increase resulted from purchases of merchant portfolios during the nine months ended September 30, 1997 and additional depreciation expenses arising from investments and capital additions.

  Operating Income. For the reasons set forth above, operating income increased approximately 132.9% to $19.4 million for the nine months ended September 30, 1997 as compared to $8.3 million for the nine months ended September 30, 1996.

  Interest Expense (Income)--Net. The Company had net interest income of $807,000 for the nine months ended September 30, 1997, as compared to net interest expense of $188,000 for the nine months ended September 30, 1996.

  Income Taxes. Income tax expense was recorded at an effective rate of 39.0% for the nine months ended September 30, 1997. For the nine months ended September 30, 1997, the Company recorded a provision for income taxes of $7.9 million as compared to a provision for income taxes of $3.2 million for the nine months ended September 30, 1996.

  Net Income. For the nine months ended September 30, 1997, net income increased $7.4 million, or 150.2%, to $12.3 million compared to $4.9 million for the nine months ended September 30, 1996 due to the factors discussed above.

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH THE TEN MONTH YEAR ENDED DECEMBER 31, 1995

  Revenues. Revenues for the year ended December 31, 1996 increased 106.0% to $265.8 million compared with $129.0 million for the ten month year ended December 31, 1995. The increase resulted primarily from a 99.6%, or $5.9 billion, increase in sales volume processed for the year to $11.9 billion from $6.0 billion in 1995. This increase was attributable to the increased bankcard volume from the purchase of First Union's merchant processing portfolio, as well as record new customer volume added from internal marketing efforts. Due to the Company's change in fiscal year end, effective as of December 31, 1995, the Company's revenues in 1996 included a full 12 months, as compared to the prior year's ten month fiscal year. Additionally, the Company entered into 17 signed exclusive bank marketing agreements in 1996.

  Cost of Service. Cost of service increased 106.8% to $207.6 million for the year ended December 31, 1996, from $100.4 million for the ten month year ended December 31, 1995. As a percentage of revenues, cost of service increased to 78.1% for the year ended December 31, 1996 from 77.8% for the ten month year ended December 31, 1995. These increases resulted from additional interchange and assessment fees associated with the higher volume of merchant sales and from authorization fees paid to third-party networks and merchant accounting processors for merchants not yet converted to the NOVA Network.

  Conversion Costs. Conversion costs increased 85.8% to $6.4 million for the year ended December 31, 1996, as compared with $3.4 million for the ten month year ended December 31, 1995. The increase resulted primarily from the ongoing conversion of the First Union portfolio, acquired in December 1995.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 85.2% to $33.0 million in the year ended December 31, 1996 from $17.8 million for the ten month year ended December 31, 1995. Higher expenses in 1996 resulted from additional staffing levels in the Company's operations center to support the increased merchant sales volume processed, as well as a one-time cost involved in consolidating three operational offices around the country to the Company's corporate headquarters and the Knoxville, Tennessee center. In addition, sales and marketing expenses increased to support the Company's growing merchant and bank alliance relationships. The Company's consolidation plan is to provide even higher-quality information systems processing to all market sectors within the credit card industry, provide for operational efficiencies, as well as create new revenue opportunities in the future. Selling, general and administrative expenses decreased as a percent of revenues to 12.4% in 1996 from 13.8% in the prior year, reflecting operating efficiencies.

  Depreciation and Amortization. Depreciation and amortization increased 50.6% to $7.0 million for the year ended December 31, 1996, from $4.6 million for the ten month year ended December 31, 1995. The increase was principally due to greater depreciation for POS terminals, additional systems hardware and software purchases to enhance the Company's transaction processing system, as well as operational equipment needed to support the Company's growth. To a lesser extent, this expense increased due to additional amortization of certain intangible assets related to the acquisition of merchant portfolios.

  Operating Income. For the foregoing reasons, operating income increased 326.9%, or $9.1 million, to $11.9 million for the year ended December 31, 1996, compared to $2.8 million for the ten month year ended December 31, 1995.

  Interest Expense (Income)--Net. Net interest expense decreased $2.1 million for the year ended December 31, 1996, resulting in net interest income of $126,000, compared to net interest expense of $2.0 million for the ten month year ended December 31, 1995. The decrease in interest expense was due to reduced levels of bank debt and purchase note obligations resulting from the use of net proceeds received from the Company's initial public offering in May 1996. The increase in interest income was generated from the investment of the net proceeds received from the Company's initial public offering, as well as cash generated from operating activities in 1996.

  Income Taxes. Income tax expense was recorded at an effective tax rate of 40% in fiscal 1996. During the ten month year ended December 31, 1995, a one-time tax benefit of $5.0 million was included in the provision for income tax reflecting the reversal of a deferred tax valuation allowance as a result of the Company's improved profitability in 1995.

  Net Income. For the year ended December 31, 1996, net income increased $2.4 million, or 48.7%, to $7.3 million compared to $4.9 million for the 10 month year ended December 31, 1995, due to the factors discussed above. Net income for 1995 included a one-time tax benefit of $5.0 million.

TEN MONTH YEAR ENDED DECEMBER 31, 1995, COMPARED WITH TEN MONTHS ENDED DECEMBER 31, 1994

  Revenues. Revenue increased 72.5% to $129.0 million for the ten month year ended December 31, 1995, compared with $74.8 million for the same period in 1994. This increase resulted from an 81.8% increase in merchant sales volume processed to $6.0 billion for 1995, compared to $3.3 billion in 1994. This increased sales volume was primarily attributable to $1.7 billion from the Company's acquisition of the merchant portfolios of the Bank of Boulder (the "Boulder Acquisition"), $426 million from the First Union Alliance and new merchants added as a result of Company sales efforts.

  Cost of Service. Cost of service increased 70.2% to $100.4 million for the ten month year ended December 31, 1995, compared with $59.0 million for the same period in 1994. The increase resulted from additional interchange and assessment fees and other operating costs associated with the higher volume of merchant sales. Cost of service as a percent of revenues declined from 78.9% to 77.8%, reflecting continuing cost efficiencies realized from the consolidation of the operations relating to the Boulder Acquisition.

  Conversion Costs. Conversion costs increased 270.8% to $3.4 million for the ten month year ended December 31, 1995, compared with $900,000 for the same period in 1994. The increase resulted primarily from the acquisition and conversion of the Boulder portfolio.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 58.9% to $17.8 million for the ten month year ended December 31, 1995, compared with $11.2 million for the same period in 1994. Higher expenses in 1995 resulted from the addition of personnel in the Company's operations center to support the increased merchant sales volume and the addition of approximately 34,000 merchant locations served. Additionally, sales and marketing expenses increased to support the Company's growing number of merchants and bank alliance relationships. Selling, general and administrative expenses declined to 13.8% of revenues for the ten month year ended December 31, 1995, compared with 15.0% for the same period in 1994, reflecting operational efficiencies.

  Depreciation and Amortization. Depreciation and amortization increased 60.2% to $4.6 million for the ten month year ended December 31, 1995, compared with $2.9 million for the same period in 1994. The increase was principally due to additional amortization of certain intangible assets related to the acquisition of merchant portfolios and the Boulder Acquisition. To a lesser extent, this expense increased because of greater depreciation for POS and systems equipment purchased in the ten month year ended December 31, 1995, compared with the same period in 1994.

  Operating Income. For the foregoing reasons, operating income for the ten month year ended December 31, 1995, increased 298.4% to $2.8 million compared with $800,000 for the same period in 1994.

  Interest Expense. Interest expense increased to $2.0 million for the ten month year ended December 31, 1995, compared with $600,000 for the same period in 1994, due to interest related to the bank debt and purchase note obligations incurred principally in connection with the Boulder Acquisition.

  Income Taxes. For the ten month year ended December 31, 1995, the income tax provision reflects the recognition of $5.0 million in tax benefits related to prior year tax losses.

  Net Income. Net income increased $4.7 million to $4.9 million for the ten month year ended December 31, 1995, compared with net income of $200,000 for the same period in 1994, due to the factors discussed above.

QUARTERLY RESULTS

  The following tables set forth certain unaudited financial data for each of the Company's last 11 quarters and such data expressed as a percentage of the Company's revenues for the respective quarters. The information has been derived from unaudited combined financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

                               1995 QUARTER ENDED                  1996 QUARTER ENDED          1997  QUARTER ENDED
                       ------------------------------------ -------------------------------- ------------------------
                       MAR. 31  JUNE 30 SEPT. 30 DEC. 31(1) MAR. 31 JUNE 30 SEPT. 30 DEC. 31 MAR. 31 JUNE 30 SEPT. 30
                       -------  ------- -------- ---------- ------- ------- -------- ------- ------- ------- --------
                                                              (IN THOUSANDS)
Revenues.............. $29,841  $34,170 $37,554   $46,259   $60,199 $67,568 $70,459  $67,603 $66,525 $78,044 $87,489
Cost of service.......  23,754   26,724  29,162    35,660    46,634  52,624  55,223   53,114  52,071  59,595  67,499
Conversion costs......   1,281      998     969     1,092     1,573   2,034   1,737    1,051     491     499     813
Selling, general and
 administrative.......   4,500    4,950   5,067     6,207     8,030   8,736   8,150    8,036   7,358   8,590   8,757
Depreciation and
 amortization.........   1,315    1,346   1,346     1,567     1,679   1,715   1,774    1,814   1,876   2,375   2,768
                       -------  ------- -------   -------   ------- ------- -------  ------- ------- ------- -------
Operating income
 (loss)............... $(1,009) $   152 $ 1,010   $ 1,733   $ 2,283 $ 2,459 $ 3,575  $ 3,588 $ 4,729 $ 6,985 $ 7,652

                                1995  QUARTER ENDED                1996 QUARTER ENDED          1997  QUARTER ENDED
                        ----------------------------------- -------------------------------- ------------------------
                        MAR. 31 JUNE 30 SEPT. 30 DEC. 31(1) MAR. 31 JUNE 30 SEPT. 30 DEC. 31 MAR. 31 JUNE 30 SEPT. 30
                        ------- ------- -------- ---------- ------- ------- -------- ------- ------- ------- --------
Revenues...............  100.0%  100.0%  100.0%    100.0%    100.0%  100.0%  100.0%   100.0%  100.0%  100.0%  100.0%
Cost of service........   79.6    78.2    77.7      77.1      77.5    77.9    78.4     78.6    78.3    76.4    77.2
Conversion costs.......    4.3     2.9     2.6       2.4       2.6     3.0     2.5      1.6     0.7     0.6     0.9
Selling, general and
 administrative........   15.1    14.5    13.5      13.4      13.3    12.9    11.6     11.9    11.1    11.0    10.0
Depreciation and
 amortization..........    4.4     3.9     3.6       3.4       2.8     2.5     2.5      2.7     2.8     3.0     3.2
Operating income
 (loss)................   (3.4)    0.4     2.7       3.7       3.8     3.6     5.1      5.3     7.1     9.0     8.7

--------
(1) Includes revenues related to the December 1995 processing of the First Union Alliance merchant portfolios aggregating approximately $9.5 million, together with related First Union costs reimbursed by the Company derived from the transaction processing assets transferred to the Company.

  The Company has experienced and expects to continue to experience significant seasonality in its business. The Company typically realizes higher revenues in the third calendar quarter and lower revenues in the first calendar quarter, reflecting increased transaction volumes during the summer months and a significant decrease in transaction volume during the period immediately following the holiday season. Quarterly results also are affected by the timing of acquisitions and the timing and magnitude of expenses for merchant portfolio conversions. Therefore, the results reported in the table above do not necessarily indicate the Company's normal seasonal trends.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary uses of its capital resources include purchases of merchant portfolios, capital expenditures and working capital.

  In October 1997, the Company obtained from a third party bank an $80 million credit facility, the proceeds of which may be used for acquisitions (subject to certain restrictions) and other corporate purposes. The Company, at its option and subject to the satisfaction of certain conditions, may increase the aggregate amount available on the credit facility to $100 million. As of February 9, 1998, $49.5 million in borrowings were outstanding under this facility, all of which will be repaid with a portion of the proceeds from this offering.

  Net cash provided by operating activities was $20.7 million for the year ended December 31, 1996, as compared to $4.9 million for the ten month year ended December 31, 1995. Net cash provided by operating activities was $17.2 million for the first nine months of 1997 as compared to $10.5 million for the same period in 1996.

  Net cash used in investing activities was $10.0 million for the year ended December 31, 1996, as compared to $5.1 million for the ten month year ended December 31, 1995. Net cash used in investing activities was $37.2 million for the nine month period ended September 30, 1997, compared to $5.5 million for the same period in 1996. The Company's capital expenditure requirements include POS terminals that are leased to merchants and computer hardware and software necessary to support the NOVA Network and the systems at the Company's operations center, as well as the expansion and consolidation to the new Atlanta headquarters facility in October 1996. For the nine months ended September 30, 1997, the year ended December 31, 1996, the ten month year ended December 31, 1995, and the fiscal year ended February 28, 1995, the Company's capital expenditures totaled approximately $10.6 million, $6.1 million, $1.6 million and $0.8 million, respectively. In addition to capital expenditures, the Company purchased various merchant processing portfolios for an aggregate price of $26.6 million, $4.0 million, $3.3 million and $16.6 million in the nine months ended September 30, 1997, the year ended December 31, 1996, the ten month year ended December 31, 1995, and the fiscal year ended February 28, 1995, respectively.

  Net cash provided by financing activities was $28.9 million for the year ended December 31, 1996, due primarily to the Company's initial public offering. The proceeds received were used to reduce most of the Company's bank debt, to redeem outstanding Series D Preferred Stock for $5.0 million and to pay all cumulative dividends of $11.7 million to holders of Preferred Stock concurrent with the liquidation of all series of the Company's Preferred Stock. Net cash provided by financing activities was minimal for the nine months ended September 30, 1997, compared to cash provided by financing activities of $29.3 million for the same period in 1996. This change was due primarily to the proceeds received from the initial public offering and the resulting reduction in long-term debt and payment of the cumulative dividends.

  The Company typically has relatively low working capital requirements because discount fees charged to merchants are collected in an average of 15 days, while normal payables are paid in 30 days or longer in the case of POS terminal purchases. In addition, increasing acquisition activity may cause variations in working capital due to conversion-period operating costs. Because of the seasonality of the Company's business, capital requirements may be greater in certain months.

  The Company anticipates that it will incur approximately $20.0 million in capital expenditures during 1998 for additional operations facilities and for expansion of the Company's information systems. The Company anticipates that it will incur significantly lower capital expenditures in 1999. However, no assurances can be given that the Company will not incur additional capital expenditures during 1998 and 1999.

  The Company intends to use net proceeds to the Company from this offering, its existing cash and cash equivalents, cash generated from operations and available credit facilities to fund future merchant portfolio purchases and working capital requirements for the foreseeable future.

                                   BUSINESS

  NOVA Corporation is an integrated provider of transaction processing services, related software application products and value-added services primarily to small- to medium-sized merchants. The Company provides transaction processing support for all major credit and charge cards, including VISA, MasterCard, American Express, Discover, Diner's Club and JCB, and also provides access to debit card processing and check verification services. The Company believes it is the nation's largest transaction processor focused primarily on small- to medium-sized merchants, and that it was the fifth largest bankcard processor in the United States at December 31, 1996, after giving pro forma effect to the recent transactions completed since January 1997 discussed below. On a pro forma basis giving effect to the recent transactions discussed below, the aggregate dollar volume of VISA and MasterCard transactions processed by the Company in 1997 would have been approximately $24.0 billion.

  The Company provides merchants with a broad range of transaction processing services, including authorizing card transactions at the POS, capturing and transmitting transaction data, effecting the settlement of payments and assisting merchants in resolving billing disputes with their customers. In addition, the Company has developed several software applications that can be delivered to its customers and updated via the NOVA Network. The NOVA Network was developed in conjunction with WorldCom and is the principal conduit through which the Company provides its services. The capabilities of the NOVA Network result in rapid response time and its substantial bandwidth facilitates the delivery of sophisticated value-added services. The Company's ability to effectively employ technology, together with the capabilities of the NOVA Network, allow the Company to respond quickly and effectively to the changing and diverse needs of its merchant customers.

RECENT TRANSACTIONS

  The Company consummated three significant transactions in 1997 and a fourth in January 1998, which in the aggregate would have added approximately $10.9 billion of transaction processing volume and 106,000 merchants to the Company's network if the transactions had been consummated at the beginning of 1997. The transactions collectively represent increases of 91.4% over fiscal 1996 transaction processing volume of $11.9 billion and 127.9% over year-end 1996 merchant locations of 82,900. The aggregate maximum consideration paid or to be paid by the Company in connection with these four transactions is approximately $140.1 million. The Company also consummated 16 community bank transactions in 1997, for an aggregate purchase price of approximately $10.0 million and which, in the aggregate, represent approximately $774.0 million of transaction processing volume and approximately 7,000 merchant locations.

  KeyBank Joint Venture. On January 21, 1998, the Company consummated the KeyBank Joint Venture with KeyBank pursuant to which the Company and KeyBank formed Key Merchant Services, a Delaware limited liability company jointly owned and operated by Key Payment Services, Inc., a wholly owned subsidiary of KeyBank, and the Company. In connection with the KeyBank Joint Venture, KeyBank, Key Payment Services and POS Sales and Services, Inc., a wholly owned subsidiary of KeyBank, contributed substantially all of their then existing bankcard payment processing contracts (representing approximately $5.1 billion in annualized credit and debit card volume) to Key Merchant Services. The Company purchased a 51% interest in Key Merchant Services from KeyBank and POS Sales and Services.

  Key Merchant Services has an initial operating term expiring in January 2005 with automatic three-year extensions unless either Key Payment Services or the Company, as the sole members of Key Merchant Services, gives notice of termination at least 12 months prior to a scheduled expiration date. Although certain authority is reserved exclusively in a Management Committee, a Manager, who is a designated employee of the Company, has the power and authority to make decisions and take actions on behalf of Key Merchant Services in connection with its day-to-day operation and management in the ordinary course of business. The Management Committee is comprised of five persons, with two members selected by Key Payment Services and three members selected by the Company. The Company also will provide to Key Merchant Services transaction processing and other services for which the Company will receive compensation. Further, KeyBank will market and promote, on an exclusive basis, transaction processing services on behalf of Key Merchant Services through KeyBank's approximately 1,000 bank branch locations. Key Merchant Services, among other things, is required to pay to KeyBank a fee for each merchant that enters into a merchant transaction processing contract with Key Merchant Services as a result of any such referral, including a fixed percentage of sales volume the referred merchant processes through the Company. KeyBank and its affiliate banks also agreed to provide certain other services, including clearing and settlement services, to Key Merchant Services for which KeyBank will receive compensation.

  Upon termination or expiration of the KeyBank Joint Venture, either KeyBank or the Company, depending on the circumstances of such termination or expiration, may elect to purchase the other party's interest in Key Merchant Services at "fair market value" determined pursuant to the terms of the KeyBank Joint Venture.

  MBNA Alliance. On December 30, 1997, the Company consummated a transaction with MBNA to form the MBNA Alliance. In connection with the MBNA Alliance, the Company purchased substantially all of MBNA's merchant portfolio. MBNA has agreed to cooperate with the Company in marketing the Company's merchant transaction processing services and refer exclusively to the Company all merchants, trade associations, financial institutions, ISOs and other organizations that request or evidence an interest in merchant transaction processing services. The Company, among other things, is required to pay to MBNA a fee for each merchant that enters into a merchant transaction processing contract with the Company as a result of any such referral, including a fixed percentage of sales volume the referred merchant processes through the Company. The Company's marketing agreement with MBNA has an initial term of ten years (i.e., through December 31, 2007) subject to automatic two year extensions unless either party gives notice of termination at least 75 days prior to an expiration date. The Company estimates that the MBNA Alliance will add approximately $1.0 billion in annualized credit and debit card transaction processing volume and 18,000 additional merchant locations.

  Firstar Joint Venture. Effective on October 31, 1997, the Company consummated the Firstar Joint Venture with Firstar and Firstar Milwaukee, each of which are subsidiaries of Firstar Corporation, pursuant to which the Company and Firstar jointly own and operate Elan Merchant Services, a newly formed limited liability company. In connection with the Firstar Joint Venture, Firstar, Firstar Milwaukee and the other banking affiliates of Firstar Corporation contributed substantially all of their then existing bankcard payment processing contracts (representing approximately $3.0 billion in annualized credit and debit card volume) to Elan Merchant Services in return for a 49% equity interest in Elan Merchant Services, and the Company purchased a 51% interest in Elan Merchant Services.

  Elan Merchant Services has an initial term expiring on August 31, 2008, with automatic one year extensions unless either Firstar or the Company, as the sole members of Elan Merchant Services, gives notice of termination at least six months prior to a scheduled expiration date. Although certain powers are reserved exclusively in a Management Committee, the Company, as Manager of Elan Merchant Services, has the power and authority to make decisions and take actions on behalf of Elan Merchant Services in connection with its day-to-day operation and management in the ordinary course of business. The Management Committee is comprised of four persons, with two members selected by each of Firstar and the Company. Elan Merchant Services pays the Company an annual fee for its managerial services. The Company also provides to Elan Merchant Services transaction processing and other services for which the Company receives compensation. Firstar will market and promote, on an exclusive basis, transaction processing services on behalf of Elan Merchant Services directly and through a network of over 850 correspondent financial institutions. Elan Merchant Services, among other things, is required to pay to Firstar a fee for each merchant that enters into a merchant transaction processing contract with Elan Merchant Services as a result of any such referral, including a fixed percentage of sales volume the referred merchant processes through the Company. Firstar and its affiliate banks also agreed to provide certain other services, including clearing and settlement services, to Elan Merchant Services for which Firstar receives compensation.

  Upon termination or expiration of the Firstar Joint Venture, either Firstar or the Company, depending on the circumstances of such termination or expiration, may elect to purchase the other party's interest in Elan

Merchant Services at the "fair market value" determined through negotiations between the parties at the time of termination. If Firstar and the Company are unable to mutually agree upon the "fair market value," an independent appraiser shall make such determination.

  Crestar Alliance. On May 29, 1997, the Company consummated a transaction with Crestar Bank to form the Crestar Alliance. In connection with the Crestar Alliance, the Company acquired substantially all of Crestar Bank's merchant portfolio. Crestar Bank has agreed that for an initial term expiring May 1, 2002 (subject to automatic two year extensions unless either party gives notice of termination at least 180 days prior to an expiration date) Crestar Bank will cooperate with the Company in marketing the Company's merchant transaction processing services and refer exclusively to the Company all merchants, financial institutions, ISOs and other organizations that request or evidence an interest in merchant transaction processing services. The Company, among other things, is required to pay to Crestar Bank a fee for each such referral, including a fixed percentage of sales volume the referred merchant processes through the Company.

  The Company estimates that the Crestar Alliance will add approximately $1.8 billion in annualized credit and debit card transaction processing volume and 11,000 additional merchant locations. Crestar Bank's 500 branch locations will offer the Company's transaction processing services thereby expanding the Company's distribution network.

  The Company expects each of these transactions to provide significant strategic and financial benefits, including: (i) enhanced distribution channels to facilitate growth of the Company's processed transaction volume and number of merchant locations served; (ii) further geographic diversification of the Company's merchant portfolio into additional regions of the United States; and (iii) economies of scale from substantial increases in transaction processing volume once the merchant accounts and other services are fully integrated into the Company's operating platform.

INDUSTRY OVERVIEW

  The transaction processing industry provides merchants with credit, charge and debit card and other payment processing services, as well as related information services. This industry has grown rapidly in recent years as a result of wider merchant acceptance and increased consumer use of such cards, and advances in transaction processing and telecommunications technology. These factors, together with the efficiencies derived from economies of scale, are causing the consolidation of transaction processing providers and the availability of more sophisticated products and services to all market segments.

  Increased Growth in Card Use. The proliferation in the uses and types of credit, charge and debit cards, rapid technological advances in transaction processing and financial incentives offered by credit card associations and issuers have contributed greatly to wider merchant acceptance and increased consumer use of such cards. For example, industry sources indicate that for the five years ended December 31, 1996, charge volume of VISA and MasterCard credit cards grew at a compounded annual growth rate of approximately 18.7%. The following chart sets forth consumer usage of VISA and MasterCard credit cards for purchases and cash advances in the United States from 1986 to 1996:

[GRAPHIC OF U.S. CHARGE VOLUME FOR VISA AND MASTERCARD 1986-1996 APPEARS HERE]


Source: The Creditcard Management Industry Directory, 1997; editor: The Nilson
                            Report ($ in billions)

 1986    1987   1988   1989   1990   1991   1992   1993   1994   1995   1996
------  ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
$141.4  $165.7 $189.7 $210.1 $242.9 $260.2 $291.3 $351.7 $440.7 $538.2 $613.9

  The growth in charge volume and the increase in the acceptance of credit cards are expected to continue as consumers expand their use of such cards as an alternative to cash and checks. VISA and MasterCard charge volume is projected to exceed $1.0 trillion by the year 2000 (The Nilson Report-- September 1996).

  Technology. Rapid technological advances in transaction processing, particularly the transition from paper-based to electronic processing, have contributed greatly to wider merchant acceptance and increased consumer use of such cards. Electronic processing provides greater convenience to merchants and consumers, reduces fees charged to merchants, and facilitates faster and more accurate settlement of payments. According to industry sources, approximately 87% of the dollar volume of credit card transactions was processed electronically or by voice automation in 1995, up from approximately 77% in 1990. Increased card acceptance and usage, coupled with technological advances in electronic processing, have created an opportunity for service providers to offer a variety of sophisticated processing and information services to merchants.

  At present, many large transaction processors continue to provide customer service and applications via legacy systems that are difficult and costly to alter or otherwise customize. Accordingly, transaction processors that continue to utilize these systems for customer service and applications find it difficult to meet the increasing demands of small- to medium-sized merchants for more sophisticated products and services tailored to their diverse and changing needs. In contrast to more expensive and less flexible legacy systems, advances in less costly, scalable and networked computer systems, including distributed client/server architecture and relational database management systems, afford transaction processors greatly improved flexibility and responsiveness in providing customer service and applications. In addition, the use of fiber optic cables and advanced switching technology in telecommunications networks and competition among long-distance carriers further enhance the ability of processors to provide faster and more reliable service at lower per-transaction costs than previously possible.

  Advances in personal computer ("PC") and POS terminal technology have increasingly allowed access to a greater array and level of sophisticated services at the POS and contributed to the demand for such services. In addition, more sophisticated uses of integrated cash registers and networked systems at the merchant site create further demand for comparably advanced and sophisticated products and services accessible at the POS. These trends have created the opportunity for transaction processors to leverage technologies by developing business management and other software application products and services.

  Segmentation of Merchants and Service Providers. The transaction processing industry is characterized by a small number of large transaction processors that primarily focus on servicing large merchants and by many smaller transaction processors that provide a limited range of services to small- to medium-sized merchants. Large merchants (i.e. those with multiple locations and high volumes of card transactions) typically demand and receive the full range of transaction processing services as well as customized information services at low per-transaction costs. By contrast, small- to medium-sized merchants historically have not been offered the same level of services as large merchants and have incurred relatively higher per-transaction costs. The growth in card transactions and the transition from paper-based to electronic transaction processing have, however, caused small- to medium-sized merchants increasingly to demand sophisticated transaction processing and information services similar to those provided to large merchants.

  Transaction processing services are marketed and sold to the small- to medium-sized merchant market segment primarily by community and regional banks and ISOs that outsource all or a portion of the transaction processing services they offer. It is difficult, however, for banks and ISOs to customize transaction processing services for the small- to medium-sized merchant on a cost-effective basis or to provide sophisticated value-added services. Accordingly, the small- to medium-sized merchant market segment historically has been characterized by basic transaction processing without the availability of the more sophisticated processing, information-based services or customer service offered to large merchants.

  Consolidation. The transaction processing industry has undergone rapid consolidation over the last several years. The costs to convert from paper-based to electronic processing, merchant requirements for improved customer service, and the demands for additional customer applications have made it difficult for community and regional banks and ISOs to remain competitive. Many of these providers are unwilling or unable to invest the capital required to meet these evolving demands, and are increasingly exiting the transaction processing business or otherwise seeking alliance partners to provide transaction processing for their customers. Despite this ongoing consolidation, the industry remains fragmented with respect to the number of entities providing merchant services. Industry sources indicate that in 1996, although the ten largest bankcard processors accounted for approximately 82% of the total charge volume processed and the largest accounted for approximately 38% of the total volume, there were several hundred additional registered service providers marketing and selling transaction processing services to merchants. Management believes that these factors will result in continuing industry consolidation opportunities over the next several years.

COMPANY STRATEGY

  The Company's objective is to maintain its leadership in the transaction processing industry by delivering transaction processing services and related software application products and services to its merchant customers on a cost-effective basis and by increasing the size of its customer base through its marketing and acquisition programs. The Company seeks to accomplish this objective through the following strategies:

  Focus on Small- to Medium-Sized Merchants. Since inception, the Company has focused its strategy on delivering to small- to medium-sized merchants the variety and sophistication of products and services previously available only to large merchants. The Company believes that its use of technology and focused marketing strategy enable it to effectively compete for merchant customers in this market segment. See "Business--Customer Base."

  Leverage Available Technologies. One of the Company's principal strategies is to maximize the benefits of available technologies to deliver transaction processing services and related software application products and services on a cost-effective basis. The ability to achieve this strategy is facilitated by the Company's flexible systems architecture and the capabilities of the NOVA Network. While the NOVA Network is a fast, efficient, reliable and technologically advanced telecommunications network, the Company continues to develop and pursue enhancements to its telecommunications network in order to allow the Company to maintain the advantages derived from its network technology. The Company continues to enhance its ability to provide customized and sophisticated software application products and services through the ongoing development of software for POS terminals and PC applications. See "Business--Technology" and "Business--Software Application Products and Value-Added Services."

  Provide High-Quality, Reliable Service. The Company is dedicated to providing reliable transaction processing services and effective customer service and support. The Company maintains a 24-hours-a-day, seven-days-a-week helpline staffed by full-time customer service representatives. The ability of these customer service representatives to serve effectively and efficiently the needs of the Company's merchants is enhanced greatly by the use of networked systems that provide access to real-time customer transaction information, a capability historically available only to large merchants. In addition, the switching capabilities of the NOVA Network result in rapid electronic transaction authorizations. See "Business--Merchant Services Provided by the Company," "Business--Customer Service and Support" and "Business--Technology."

  Utilize Multiple Marketing Channels. To reach its target market segment in a cost-effective manner and to further its market penetration, the Company markets its services through three principal channels: (i) bank alliances, including joint ventures, through which the Company offers its services to merchants in cooperation with community, regional and super-regional banks, allowing the Company to capitalize on the presence of those banks in particular geographic markets; (ii) partnering with ISOs that market and sell the Company's services to merchants, typically in areas where the Company does not have bank alliances; and (iii) direct sales on behalf of and as a supplement to the bank alliance and ISO partnering channels. In addition, the Company engages in marketing efforts that include marketing agreements with various trade and other associations and marketing through value-added resellers ("VARs") that integrate the Company's transaction processing services with specialized business management software. See "Business--Marketing."

  Develop and Provide Value-Added Products and Services. In comparison to large merchants, small- to medium-sized merchants historically have not been offered the same variety and sophistication of products and services and are less capable of developing their own software application products and related information systems. In response to the needs of its target market segment, the Company continues to develop software application products and value-added services that it can deliver directly to the merchant at the POS through the NOVA Network. In addition, the Company works with a variety of value-added resellers to integrate the Company's transaction processing services with specialized business management software written for specific industries. Management believes that these software application products and value-added services allow the Company to strengthen its relationships with existing customers and attract additional merchants. Management believes that these and other efforts may result in the development of additional software application products and value-added services. See "Business--Technology" and "Business-- Software Application Products and Value-Added Services."

  Pursue Acquisitions, Joint Ventures and Strategic Alliances. The Company will continue to pursue purchases of merchant portfolios and the formation of joint ventures and strategic alliances with other financial institutions as a principal component of its growth strategy in order to facilitate growth, expand the Company's distribution channels and achieve greater economies of scale. This strategy focuses on the merchant portfolios and assets of banks and ISOs that no longer desire or are unable to provide efficient and cost-effective transaction processing services. The Company attempts to structure its acquisitions, joint ventures and alliances both to increase its merchant base and to expand its distribution and marketing capabilities. The Company accomplishes this objective principally by entering into an exclusive marketing agreement, joint venture (generally in the form of a jointly owned limited liability company) or alliance with a bank that sells its merchant portfolio to, or forms a joint venture with, the Company. The acquisitions, alliances and joint ventures offer banks the opportunity to transfer management and operational responsibility for their merchant portfolios to the Company, while continuing to offer transaction processing services on a co-branded basis in cooperation with the Company or the joint venture. Banks are therefore able to view the sale of their merchant portfolio or the joint venture as a way to maintain a full-service relationship with their merchant depositors. See "Business--Acquisition Strategy."

MERCHANT SERVICES PROVIDED BY THE COMPANY

  The following diagram (which is referenced in the text below) summarizes the flow of information and services among the Company, the merchant, and certain other parties involved in the Company's provision of services to its merchant customers with respect to a typical credit card transaction:

[GRAPHIC OF FLOW OF INFORMATION SERVICES WITH RESPECT TO A TYPICAL CREDIT CARD
                           TRANSACTION APPEARS HERE]



  Authorization Services. The Company provides electronic transaction authorization services for all major credit and charge cards. Authorization generally involves approving a cardholder's purchase at the POS after verifying that the card is not lost or stolen and that the purchase amount is within the cardholder's credit or account limit. The electronic authorization process for a credit card transaction begins when the merchant "swipes" the card through its POS terminal and enters the dollar amount of the purchase. After capturing the data, the POS terminal transmits the authorization request via the NOVA Network to the Company's switching center, where the data is routed to the appropriate credit card association for authorization (see paths "A" and "B" of the above diagram). The transaction is approved or declined by the credit card association, and the response is transmitted back to the Company's switching center, where it is routed to the appropriate merchant (paths "B" and "A").

  Data Capture and Reporting Services. At the time of authorization, data relating to the transaction, such as the purchase price and card number, is recorded electronically both at the merchant's POS terminal and by the Company. This redundancy maximizes accurate transaction reconciliation with each merchant and protects against potential loss of data. On a periodic basis throughout the day, the merchant aggregates and organizes this transaction data, using a software application that the Company has programmed into the merchant's POS terminal, and transmits this information to the Company (path "A") where it is organized into two files. One file is transmitted to either Vital Processing Services or Mellon Bank for merchant accounting as described below (path "C"). The other file is maintained by the Company in its database to allow the Company to run its proprietary fraud detection software program against each of the day's transactions processed via the NOVA Network (path "G"). This information also allows the Company to provide merchants with information services such as specialized management reports and to assist in its other customer service operations (path "H"). Merchants can access this archived information through customer service representatives (path "I") or through applications such as NOVA ACS and NOVA Perks which allow the merchant direct access to the Company's database through a PC (path "K"). See "Business--Risk Management" and "Business--Customer Service and Support."

  Settlement, Accounting and Clearing Services. Merchant accounting services are performed on the Company's behalf by Vital Processing Services and Mellon Bank, with each of the Company's merchant customers assigned to one of these processors. No less often than once each day, the Company forwards to Vital Processing Services and Mellon Bank, respectively, transaction data regarding the Company's merchant customers (path "C"). Vital Processing Services and Mellon Bank reorganize and accumulate this data on a merchant-by-merchant and card issuer-by-card issuer basis and forward this data to the credit card associations for ultimate payment (path "D"). On a monthly basis, Vital Processing Services and Mellon Bank send statements to the Company's merchant customers for whom they provide settlement and accounting services, detailing the previous month's transaction activity.

  Through each of Regions Bank, Bank of the West, Mellon Bank, Firstar, KeyBank and FUNB-NC, which serve as member clearing banks for the Company, the Company is registered with VISA and MasterCard as a certified processor and member service provider. The Company's clearing banks receive payment for merchant transactions from credit card associations (net of fees payable to the credit card associations and card issuing banks), from which the clearing banks remit payment to the merchant for the gross amount of the merchant's transactions (paths "E" and "F"). Once each month, the Company collects applicable merchant discount and other fees from each merchant for transactions effected and services provided during the preceding month. See "Business--Merchant Accounting and Clearing Bank Relationships."

  Chargeback Services. In the event of a billing dispute between a cardholder and a merchant, the Company assists the merchant in investigating and resolving the dispute. These billing disputes include, among others:
(i) nonreceipt of merchandise or services; (ii) unauthorized use of a credit card; and (iii) general disputes between a customer and a merchant as to the quality of the goods purchased or the services rendered by that merchant. The Company provides a sophisticated chargeback control system for its merchants that includes actively prescreening disputes and the use of proprietary software programs to automate chargeback controls. These chargeback control systems are designed to reduce the time and expense that the Company and merchants spend on cardholder requests for chargebacks. In the event a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, the transaction is "charged back" to the merchant and that amount is credited or otherwise refunded to the cardholder. If the Company or its clearing banks are unable to collect such amounts from the merchant's account, and if the merchant refuses or is unable due to bankruptcy or other reasons to reimburse the Company for the chargeback, the Company bears the loss for the amount of the refund paid to the cardholder. See "Business--Risk Management."

  Customer Service and Support. The Company provides its merchant customers with a variety of customer services and support. These services include leasing, renting or selling POS terminals, downloading software application products and services to POS terminals (path "J"), maintaining POS terminals, and customizing software for merchant applications. In addition, the Company maintains a 24-hours-a-day, seven-days-a-week helpline staffed by full-time customer service representatives (path "I"). See "Business--Software Application Products and Value-Added Services" and "Business--Customer Service and Support."

TECHNOLOGY

  One of the Company's principal strategies is to maximize the benefits of available technologies to deliver transaction processing and related software application products and services on a cost-effective basis. Accordingly, the Company regularly uses and adapts technologies developed for applications outside the transaction processing industry. In particular, technologies developed for networked PCs and the telecommunications market have been important to the NOVA Network and the Company's service capabilities.

  The Company exercises significant control over the development and enhancement of the combination of hardware, software and network services that comprise the Company's transaction processing and information delivery system. This provides the Company with greater control over the functionality, quality, reliability, cost and efficiency of its transaction processing services and related software application products and services.

  The NOVA Network. The NOVA Network, developed in conjunction with WorldCom, is the Company's proprietary telecommunications network and the principal conduit through which the Company provides its services. The design of the NOVA Network provides efficient switching capabilities, resulting in rapid response time for transaction authorizations. Fiber optic communications are employed throughout the NOVA Network, providing the substantial bandwidth capable of supporting sophisticated value-added services. In working with

WorldCom, the Company was able to design a network specifically tailored to the services the Company desired to provide, the equipment the Company intended to use in providing those services, and the functionality those services were designed to achieve. As customer needs change and as technology improves, management believes that it will be able to adapt and customize the NOVA Network as necessary to achieve the functionality it desires. Pursuant to its agreement with the Company, WorldCom provides long-distance and local telecommunication access, as well as technical support, to the Company in connection with the NOVA Network. This agreement expires February 28, 1999, subject to earlier termination by the Company if WorldCom fails to meet certain agreed-upon performance objectives.

  The NOVA Network is the result of combining WorldCom's Common Channel Signaling Specification Number Seven, commonly referred to as an "SS7" switching system, with the use of advanced Integrated Services Digital Network ("ISDN") and Non-Facilities Associated Signaling ("NFAS") features. SS7 is a high-speed call-switching technology utilized in telecommunications networks and originally intended only for carrier-to-carrier use, such as a regional phone company switching long-distance calls to WorldCom for transmission, as opposed to use by end-users such as the Company and its merchants. With the use of ISDN technology, however, end-users such as the Company can utilize an SS7 switching system without sacrificing any of the enhanced performance attributes derived from SS7 technology. Although significant hardware and software obstacles currently are inherent to end-user utilization of an SS7 switching system, the Company developed a proprietary ISDN interface enabling it effectively to employ SS7 technology as part of the NOVA Network. Further, the NFAS features of the NOVA Network allow for a greater portability of the NOVA Network to long-distance and local telecommunications access providers other than WorldCom, which would reduce the Company's historical dependence on WorldCom. The Company has developed and tested a network interface with AT&T and management believes that, if necessary or convenient, the Company could utilize the telecommunications access of AT&T in connection with the NOVA Network. Management believes that transferring the NOVA Network to AT&T, or another telecommunications access provider, can be accomplished without sacrificing any significant performance or operational attributes of the NOVA Network, although such a transfer may increase the Company's expenses for network services.

  The reliability of the NOVA Network is enhanced by the backup service provided by AT&T. The existence and maintenance of this backup system, which is designed so no single element is shared with the principal WorldCom system, enhances the Company's ability to provide a high level of reliability in its network service. Through an agreement with Electronic Data Systems Corporation, the Company maintains a voice authorization backup system. This backup system allows merchants to receive voice authorization of transactions in the event of a POS terminal malfunction, network outage or other similar circumstances.

  Software Development for POS Terminals and PCs. The Company is continuously developing new software applications for POS terminals and PCs in an effort to improve existing and create additional product and service offerings. This software development capability is critical to the Company's ability to respond flexibly to changing customer needs and improving technologies. Most of the POS terminals utilized by the Company's merchant customers have been programmed by the Company with specific applications. By programming POS terminals, the Company can avoid the limitations of the preexisting applications programmed into POS terminals, which are designed for broad applicability to a wide range of users, and can provide its merchant customers with specifically tailored applications at an increased level of functionality. Distribution of software application products designed for use through POS terminals generally is accomplished by downloading such applications over the NOVA Network, enabling a merchant to utilize the Company's products and services quickly and inexpensively.

  As the use of PCs by merchants grows, and as merchants continue to move toward fully-integrated cash registers and payment systems, the Company continues its efforts to extend its POS terminal software application product and service offerings to PCs. For instance, NOVA ACS, NOVA Perks, PC
Transact It, and NOVA Shadow Pay are PC-based applications, and the Company intends to expand the number of its products and services available for PC use or that otherwise allow the POS terminal to interface with a PC. While merchant use of such products and services currently is limited, and there can be no assurance that such products and services will be widely accepted, the Company expects such use to increase. Further, the terms of the First Union Alliance provide that, when feasible, the Company will assist First Union in developing new products or services relating to transaction processing or in otherwise supporting new business ventures. The Company and First Union are actively pursuing initiatives relating to transaction processing via the Internet and procurement and purchasing cards, and management believes that these and other efforts may result in the development of additional software application products and value-added services. See "Business--Software Application Products and Value-Added Services."

  The Company actively encourages third party software developers to write applications to the Company's specifications and network protocols. These applications, once certified by the Company, allow integration of the Company's transaction processing services with the business management software created by such developers for use at the merchant's POS. These developers often function as value-added resellers for the Company as they frequently market their business management software in connection with the Company's services. For example, Squirrel Restaurant Products ("Squirrel"), one of the leading VARs, provides software applications to accommodate the specialized business management needs of the restaurant industry. Squirrel, in cooperation with the Company, has modified its software to allow full integration of the Company's transaction processing services. In this way, VARs such as Squirrel indirectly perform a marketing function for the Company since their software is often offered on a fully-integrated basis with the Company's transaction processing services, creating additional opportunities for the Company to reach small- to medium-sized merchants. The Company has certified in excess of 30 third party software developers, including IC Verify, Aluim Payment Groups, Southern DataCom, Inc., Datacap, Inc. and Smokey Mountain Systems.

  Use of Networked Systems for Customer Service. The information access and retrieval capabilities of networked systems, where real-time information is available to any of the Company's customer service representatives, allow the Company to provide a level of customer service and support to small- to medium-sized merchants previously available only to much larger merchants. For example, any of the Company's customer service representatives may access, on a real-time basis, all of the relevant information pertaining to any particular merchant that may call and ask for assistance. The Company also recently implemented an on-line, informational database that provides the Company's customer services representatives user-friendly access to an array of additional information relative to the Company's services, products and systems, which often allows the Company to more quickly and effectively resolve customer service inquiries. In addition to their customer service capabilities, the Company's networked systems are highly automated and require minimal staffing, which allows the Company to contain costs and achieve greater operating efficiencies.

  Year 2000 Updates. The card issuing members of VISA and MasterCard have begun issuing to cardholders credit cards with expiration dates in the year 2000 or after ("Year 2000 Cards"). As a result, the Company, like other card processors, is in the process of implementing a plan to ensure that POS terminals at its merchant customer locations are capable of accepting Year 2000 Cards prior to the end of 1997. VISA and MasterCard required processors to submit compliance plans setting forth the processors' plans to ensure compliance for Year 2000 Cards. The Company, through its member clearing banks, submitted its compliance plans within the time frames required by VISA and MasterCard.

SOFTWARE APPLICATION PRODUCTS AND VALUE-ADDED SERVICES

  In addition to card transaction processing, the Company offers related software application products and value-added services to its merchant customers. These products and services are designed to run on existing POS terminals and DOS- and Windows-based PCs. Offering a broad range of products and services historically unavailable to small- to medium-sized merchants is an integral part of the Company's strategy of focusing on these merchants and differentiating itself among the banks and ISOs serving this market segment. Management believes that the quality and reliability of its products and services enhance the Company's ability to attract and retain merchant customers.

  The Company currently offers a variety of software application products and value-added services, including the following core products and services that are basic to the Company's network:

  Encompass. Encompass is the latest generation of the Company's user interface. The Company presently provides Encompass to all new merchant customers, and generally charges a one-time fee to upgrade existing merchants to Encompass. In addition to the Company's core transaction processing services, Encompass enables merchants to access the Company's software application products and value-added services, including those described below. Encompass also allows the merchant to access other business management applications, including customized end-of-day processing (allowing, for instance, the performance by the merchant of daily audit functions) and other review and reporting features (e.g., summary report generation). Designed as a flexible "modular" system, Encompass allows the merchant to add features and capability as its business needs evolve. Generally available since July 1994, Encompass is a POS terminal application currently used by over 60,000 merchants.

  NOVA Shadow Pay. NOVA Shadow Pay, introduced by the Company in February 1996, addresses the increasing use by merchants of integrated and modem-enabled cash registers and PCs. NOVA Shadow Pay eliminates the necessity of a traditional, stand-alone POS terminal. Typically, merchants accepting cards for payment key-in or input transaction data at their cash register and then key-in certain redundant transaction data to their POS terminal for authorization and processing. This redundant keying of data increases both the probability of human error as well as the amount of time it takes a merchant to process a transaction. NOVA Shadow Pay is a PC application that allows the merchant's modem-enabled cash register or PC to capture the transaction data that is keyed or otherwise input into the cash register or PC, and transmits such data for authorization and processing, eliminating both the need for a stand-alone POS terminal and the redundant keying of transaction data associated therewith. In addition, NOVA Shadow Pay provides the merchant access to certain review and reporting features allowing, for instance, the merchant to more easily reconcile transaction activity for any given period with the data captured and stored by the merchant's cash register or PC. The Company charges a one-time license fee for access to NOVA Shadow Pay. NOVA Shadow Pay currently is used by approximately 1,000 merchants.

  Mass Transact and PC Transact It. Mass Transact is a mainframe-to-mainframe transaction processing application that the Company developed specifically for businesses utilizing mainframe technology and processing large numbers of credit card transactions on a batch basis. A merchant using Mass Transact (typically one that accepts a large number of credit card transactions by telephone or mail) assembles a batch file of transactions and the merchant's mainframe transmits that information to the Company for processing. Insurance companies and magazine publishers, each of which process large numbers of transactions for recurring payments such as insurance premiums and subscription renewals, respectively, are examples of the type of merchant customers who currently utilize Mass Transact. Available since September 1994, Mass Transact currently is used by approximately 300 of the Company's merchants. PC Transact It is a similar application that allows PCs, rather than mainframes, to process transactions on a batch basis. Available since October 1994, PC Transact It currently is used by approximately 3,500 of the Company's merchants. Merchants who subscribe to Mass Transact or PC
Transact It pay a one-time license fee and a percentage of the dollar amount of each transaction processed.

  InnResponse and NOVALodge. InnResponse and NOVALodge are transaction processing applications designed to address the special needs of the hospitality industry. InnResponse is a PC-based lodging solution for small hotels and motels and tracks check-in and check-out data by portfolio. NOVALodge, the Company's most recent product release, is a PC-based application for larger hospitality facilities and accommodates multiple terminals at a front desk as well as multiple on-sight locations such as restaurants, gift shops or golf facilities. Enhanced reporting provides totals and allows sorting by terminal or location. Over 4,000 merchants currently use one of these applications.

  Gratuit. Gratuit is a transaction processing application designed specifically for use by restaurants. Gratuit tracks server data and includes "tip" capability and enhanced reporting capabilities. Similar to Encompass,

Gratuit software integrates a time clock into the software as well as a frequent diner program. Gratuit currently is used by over 6,000 NOVA merchants.

  In addition to the Company's core products and services, the Company offers the following value-added software applications and services:

  NOVA ACS. NOVA ACS (Automated Customer Service) is a PC-based system that allows the Company's bank alliance and ISO partners access to the Company's databases in order to track and compile the transaction processing activity of their respective merchant customers. NOVA ACS also is utilized by the Company's merchant customers to access the Company's databases to track and compile information regarding their own transaction activity. Through such access and related information retrieval capabilities, NOVA ACS expands greatly the banks', ISOs' and merchants' ability to design and obtain customized informational reports and, in the case of banks and ISOs, to perform for their merchant customers a variety of customer service related activities. NOVA ACS 2.5, which was introduced in 1997, incorporates retrieval and chargeback information as well as on-line statements. These enhancements give the ISO, bank or merchant the opportunity to retrieve information on-line. Available since 1991, NOVA ACS currently is used by approximately 300 of the Company's bank alliance and ISO partners.

  SCAN Check Verification Services. Through an agreement with Deluxe Payment Protection Systems, Inc. ("DPPS"), doing business as SCAN, the Company offers check verification services to its customers. Specifically, the Company can provide its customers with direct access via the NOVA Network to the SCAN database managed by DPPS. The SCAN database is composed of information relating to checks returned to subscribers of the SCAN database for insufficient funds. This access allows merchants to compare the information included in the database against any check presented to the merchant for payment. This service is accessible to the merchant through the merchant's POS terminal and was introduced in May 1995, with significant telemarketing of SCAN to existing Company merchants commencing in January 1996. Merchants pay per-transaction fees for access to such service. The service currently is used by approximately 1,000 merchants.

  In March 1997, the Company entered into an additional agreement with DPPS pursuant to which DPPS agreed to refer to the Company prospective merchants for credit, charge and debit card processing.

  Cellular Digital Packet Data. The use of Cellular Digital Packet Data ("CDPD"), marketed under the name "Traverse," allows the Company to process transactions utilizing cellular airwaves, as opposed to traditional phone lines, enabling wireless transaction authorization and processing. The Company currently has agreements with AT&T Wireless Services, GTE and Bell Atlantic NYNEX Mobile to provide cellular transmission services. CDPD enables transaction authorization and processing in environments where traditional phone lines are unavailable, inconvenient and/or prohibitively expensive, affording merchants increased flexibility, mobility and security in processing card transactions. Further, CDPD will allow merchants that have relied on paper-based processing, where the ability to check if a card is stolen or credit limits exceeded is generally unavailable or inconvenient, to convert to electronic processing. In so doing, such merchants can also avoid the higher rates imposed by each of VISA and MasterCard for paper-based transactions.

  NOVA WEBWAY. Through an agreement with Harbinger Corporation, the Company offers Internet services to merchant customers. NOVA WEBWAY is software designed to allow small- to medium-sized merchants the opportunity to build a functional commerce-ready web-site complete with up to a 99 page catalog. Using a wizard interface, NOVA WEBWAY prompts a customer to describe its business, load product descriptions, pricing and pictures and includes secure on-line ordering and encrypted credit card payment capabilities. NOVA WEBWAY is a total web page solution at an attractive price point specifically designed for small business. The Company has several merchants testing this product and plans a full launch of this product in the first quarter of 1998.

  Internet Processing. The Company is actively pursuing development initiatives relating to transaction processing services on the Internet and other forms of electronic commerce. The Company is exploring with First

Union and other third parties several Internet-related opportunities, which include processing transactions via the Internet, accepting merchant applications via the Internet and developing, on behalf of merchants, "home-pages" on the Internet. In addition, the Company has entered into an agreement with CyberCash Inc. pursuant to which CyberCash will provide to the Company encryption services (a security measure) for transactions processed via the Internet. These Internet-related initiatives are still in formative stages and security is the prevailing issue and concern. The Company, however, is active in the development process and management believes that the Internet may, ultimately, become another distribution channel for the Company's products and services.

  NOVA Perks. NOVA Perks is a PC-based application that allows a subscribing merchant to design and operate a customized frequent shopper program. This program enables the merchant to promote sales and to track, store and retrieve detailed information about its customers and all of their purchases regardless of the method of payment. Merchants who do not use the Company for transaction processing services can still utilize NOVA Perks. NOVA Perks has not yet achieved significant market usage although it is an attractive product to prospective customers.

CUSTOMER BASE

  The Company's merchant customer base consists primarily of small- to medium-sized merchants, with a historic concentration in the restaurant, specialty retail, furniture, automobile repair and lodging industries. In addition, banks also are customers of the Company insofar as those banks accept credit card cash advance transactions. While the Company's merchants vary significantly in size, a typical merchant customer generates approximately $140,000 in annual charge volume. Although the Company focuses on small- to medium-sized merchants, the Company also serves a significant number of large merchants and has in place the technical, operational and management infrastructure necessary to continue to serve large merchants. For the year ended December 31, 1996 and the nine months ended September 30, 1997, no merchant customer accounted for more than 2.5% of the Company's revenues. At December 31, 1997, the Company provided transaction processing services to approximately 152,000 merchant locations nationwide.

  The Company enters into direct contractual relationships with its merchants, which minimize the financial risks to the Company in the event any of the Company's bank alliance partners no longer desire to utilize the Company's services. In contrast to the Company's approach, the typical transaction processor/bank relationship involves a processor negotiating with a bank to serve all of the bank's merchants, with the bank maintaining direct control over each merchant relationship. Such a structure exposes the processor to the risk that each of the merchant relationships, and the revenues from those relationships, easily could be jeopardized if, for example, the bank were to sell its merchant business portfolio to an acquiror that provided its own transaction processing services.

MARKETING

  To reach its target market segment in a cost-effective manner and to further its market penetration, the Company markets its services through three principal channels: (i) bank alliances, including joint ventures, through which the Company offers its services to merchants in cooperation with community and regional banks, allowing the Company to capitalize on the presence of those banks in particular geographic markets; (ii) partnering with ISOs that market and sell the Company's services to merchants, typically in areas where the Company does not have bank alliances; and (iii) direct sales on behalf of and as a supplement to the bank alliance and ISO partnering channels. In addition, the Company engages in marketing efforts that include marketing agreements with various trade and other associations and marketing through VARs that integrate the Company's transaction processing services with specialized business management software. The KeyBank Joint Venture, the Firstar Joint Venture, the Crestar Alliance, the MBNA Alliance and the First Union Alliance are the Company's most significant examples of marketing through bank alliances, and enhanced significantly the Company's ability to further its market penetration and increase the size of its customer base through the marketing assistance, support and exclusive merchant referrals provided by the participating banks.

  Bank Alliances. The Company's principal marketing efforts are directed at forming bank alliances. During 1997 and January 1998, the Company entered into bank alliances in connection with the KeyBank Joint Venture, the Firstar Joint Venture, the Crestar Alliance and the MBNA Alliance. Through its relationships with its bank alliance partners, the Company offers its services to merchants in cooperation with community and regional banks, allowing the Company to capitalize on the presence of those banks in particular geographic markets. The Company's bank alliances consist of four types of relationships: (i) relationships created as a result of the Company's acquisition of a bank's merchant portfolio, pursuant to which the Company provides transaction processing services on a co-branded basis with such bank ("Acquisition Alliances"); (ii) relationships created through a joint venture (generally in the form of a limited liability company) owned jointly by the Company and a bank, pursuant to which the Company provides transaction processing services to the joint venture and the bank provides marketing and referral services to the joint venture ("Joint Venture Alliances"); (iii) agent bank relationships where the bank purchases the Company's services and markets and resells those services directly to merchants ("Agent Bank Alliances"); and (iv) bank referral relationships where the bank refers to the Company merchants who desire or otherwise inquire about transaction processing services ("Bank Referral Alliances").

  Acquisition Alliances and Joint Venture Alliances are an integral part of the Company's overall acquisition strategy pursuant to which the Company offers banks the opportunity to transfer management and operational responsibility for their merchant portfolios to the Company (either directly or through the joint venture), while continuing to offer transaction processing services on a co-branded basis in cooperation with the Company. Because an Acquisition Alliance or a Joint Venture Alliance may involve the Company (or the joint venture) maintaining transaction processing salespersons on-site at the bank branch to service existing merchant customers and to market and sell the Company's processing services to new merchant customers, the Company can often effect a nondisruptive transition of services from the merchants' perspective. To ease further this transition process and to assist its Acquisition Alliance and Joint Venture Alliance partners, the Company has created an intensive training program whereby the Company's personnel train and educate its Acquisition Alliance and Joint Venture Alliance partners in all aspects of the Company's transaction processing services, software application products and value-added services. Additionally, the Company utilizes its internal sales force to market transaction processing services on behalf of the Acquisition Alliances and Joint Venture Alliances. The internal sales force includes a National Account Sales team that supports Acquisition Alliances and Joint Venture Alliances in signing larger and more technologically sophisticated merchants.

  The Company compensates its bank alliance partners through varying means. Acquisition Alliance partners typically are compensated by the Company remitting to them a residual for each transaction processed by the Company for merchants attributable to the alliance. The Company compensates its Bank Referral Alliance partners typically by paying them a one-time referral fee. Agent Bank Alliance partners are not directly compensated by the Company; rather, they derive revenue by reselling the Company's services to merchants at a price determined by the Agent Bank. The Company is assisted in its alliance efforts through a marketing agreement with Kessler Financial Services L.P. ("Kessler"), an independent marketing organization. Pursuant to this agreement, Kessler identifies potential alliance or acquisition prospects for the Company. The Company's agreement with Kessler is scheduled to expire June 30, 2001, subject to renewal for two additional years unless either the Company or Kessler gives notice of termination prior to the expiration of the initial term.

  The Company also employs a direct sales force that markets the services of the Company on behalf of the Company's alliance, ISO and joint venture partners.

  ISO Partnering. With the acquisition of the merchant portfolio of the Bank of Boulder in December 1994, which included 24 marketing agreements with ISOs, the Company made its first significant entry into the ISO marketing channel. ISOs are entities that market the Company's products in conjunction with other products offered by the ISO, such as card readers and related equipment. Generally, ISO partnering involves engaging an ISO to market and sell the Company's products and services on a non-exclusive basis. An ISO that desires to refer a merchant customer to the Company will procure the merchant's application and submit it to the Company on the merchant's behalf. Thereafter, if the application is approved, the ISO will sell or lease POS terminals and related hardware and software to such merchant. The Company compensates ISOs by paying them a residual for each transaction processed by the Company for merchants referred to the Company by the ISO. The ISO's determination of whether to refer a particular merchant to the Company depends on a variety of factors, including the terms of the residual offered by the Company and the industry in which the merchant conducts its business. As of February 6, 1998, the Company had 32 marketing agreements with ISOs.

  Association Marketing. Through its association marketing program, the Company negotiates and enters into marketing agreements with various trade and other associations. Pursuant to these relationships, associations endorse and promote to their membership the transaction processing services provided by the Company, creating additional opportunities for the Company to reach small- to medium-sized merchants. The Company currently has agreements with 85 associations. The Company expects that the MBNA Alliance will expand the Company's association marketing opportunities.

  Other Marketing Efforts. In addition to bank alliances, ISO partnering and direct sales and telemarketing, the Company engages in other marketing efforts that management believes complement and diversify further the Company's overall marketing strategy:

  Marketing Through VARs. The Company's marketing efforts are diversified further through the integration of its transaction processing services with the specialized business management software of a growing number of VARs. VARs perform a marketing function for the Company since their software often is offered on a fully-integrated basis with the Company's transaction processing services, creating additional opportunities for the Company to reach small- to medium-sized merchants. See "Business--Technology--Software Development for POS terminals and PCs."

  Procurement and Purchasing Cards. Corporate procurement and purchasing cards are growing in popularity and flexibility of use, and the Company is exploring opportunities intended to take advantage of this emergence. Procurement and purchasing cards, although very similar in most respects to bank and charge cards, are tailored to a specific business and functionality. Purchasing cards may be used, for example, to replace the traditional use of paper-based purchase orders, confirmations and invoices with electronically authorized, processed and recorded transactions. Another illustrative use of a purchasing card is an insurance company that issues purchasing cards to its policy holders for the purchase by such policy holders of medical supplies, prescriptions and services from certain health care providers, all of whom have agreed, in advance, to accept the insurance company's purchasing cards.

  The Company periodically reviews its marketing efforts and distribution channels to minimize channel conflict. Although channel conflict among bank alliances, ISO partnering and direct sales marketing may occur, to date the Company has not experienced any significant conflict while pursuing its overall sales strategy.

ACQUISITION STRATEGY

  The transaction processing industry has undergone rapid consolidation over the last several years. The costs to convert from paper-based to electronic processing, merchant requirements for improved customer service, and the demands for additional customer applications have made it difficult for community and regional banks and ISOs to remain competitive. Many of these providers are unwilling or unable to invest the capital required to meet these demands, and increasingly are exiting the transaction processing business or otherwise seeking alliance partners to provide transaction processing for their customers.

  Since inception, the Company has pursued an active acquisition strategy, including the formation of joint ventures and bank alliances, and has consummated 90 transactions since its inception in 1991, consisting of 84 merchant portfolio purchases, three operating business acquisitions, two joint ventures and the First Union Alliance. In 1996, the Company consummated 13 transactions, which added approximately $317.2 million in annualized processing volume. Since January 1997, the Company has consummated 20 transactions, anticipated to add $11.7 billion in annualized processing volume.

  The Company intends to continue to pursue purchases of merchant portfolios and the formation of joint ventures and alliances with other financial institutions as a principal component of its growth strategy in order to facilitate growth, expand the Company's distribution channels and achieve greater economies of scale. This strategy focuses on the merchant portfolios and related assets of banks and ISOs that no longer desire or are unable to provide efficient and cost-effective transaction processing services. The Company attempts to structure its acquisitions, joint ventures and alliances both to increase its merchant base and to expand its distribution and marketing capabilities. The Company accomplishes this objective principally by entering into an exclusive marketing agreement with a bank that sells its merchant portfolio to, or enters a joint venture or alliance with, the Company. The exclusive marketing agreement typically provides that the bank will refer to the Company, on an exclusive basis and for a period of up to ten years, any merchants that request or otherwise inquire about transaction processing services. This agreement generally also provides that the bank will not compete with the Company in the provision of transaction processing services during the term of the agreement and, in some cases, for a period of up to two years after expiration of the agreement. In addition, the Company or the joint venture may continue to maintain on site transaction processing salespersons to service existing merchant customers and to market and sell the Company's processing services to new merchant customers, often allowing the Company to effect a nondisruptive transition of services from the merchants' perspective. These purchases, joint ventures and alliances offer banks the opportunity to transfer management and operational responsibility for their merchant portfolios to the Company or the joint venture, while continuing to offer transaction processing services on a co-branded basis in cooperation with the Company. Banks are therefore able to view the acquisition of their merchant portfolio or the joint venture as a way to maintain a full-service relationship with their merchant depositors.

  The Company continues to evaluate potential acquisitions of merchant portfolios, joint ventures and alliances and to negotiate with several third parties that may be seeking purchasers of their merchant portfolios although except as described in this Prospectus the Company currently is not a party to any agreements or understandings with respect to any such material acquisitions. In addition, each of the First Union Alliance and the Crestar Alliance may create additional acquisition opportunities for the Company, as the Company and each of First Union and Crestar Bank have agreed that the Company generally may, at its option and subject to agreement on price and other terms, purchase from First Union or Crestar Bank any merchant portfolios acquired by First Union or Crestar Bank through whole-bank or other acquisitions. In November 1997, First Union announced that it entered into an agreement to acquire CoreStates Financial Corp. ("CoreStates"), which has an estimated $3.0 billion merchant transaction processing portfolio. In the event this acquisition is consummated, the Company will consider entering into negotiations with First Union to acquire the CoreStates transaction processing portfolio. There can be no assurance that First Union will complete its acquisition of CoreStates or, if completed, that the Company could acquire the CoreStates transaction processing portfolio on terms acceptable to the Company, if at all. There can be no assurances as to the timing of such transactions. Further, there can be no assurance that the First Union Alliance or the Crestar Alliance will provide any other acquisition opportunities or that any such acquisition opportunities can be completed on terms favorable to the Company, if at all.

RISK MANAGEMENT

  The Company views its risk management and fraud avoidance practices as integral to its operations and overall success because of the Company's potential liability for merchant fraud, chargebacks and other losses. Risk management and fraud avoidance occur initially at the application stage, when merchant applications are reviewed by the Company against certain criteria to determine acceptance or denial. The criteria used by the Company to determine whether to accept or deny applications, and the rate structure charged to a particular merchant, include the credit history of the applicant, the industry in which the applicant conducts its business and various other relevant factors. In certain instances, guarantees may be required before an application is approved.

  The Company's principal advantage in its risk management and fraud avoidance capabilities is the ability to run its proprietary fraud detection software program against each transaction electronically processed on the NOVA Network before funds are transferred to the merchant in payment for such transaction. This ability is critical to the Company's overall program to control fraud and manage risk and is an example of the Company's strategy of leveraging available technologies, and the NOVA Network, to competitive advantage. Specifically, the NOVA Network allows the Company to send a file comprised of the day's transaction activity to its operations center in Knoxville, Tennessee at or prior to the time it sends that information to Vital Processing Services or Mellon Bank for merchant accounting. In Knoxville, the Company runs its proprietary rule-based fraud detection software program against each of the day's transactions processed on the NOVA Network, resulting in a computer-generated identification of potentially fraudulent activity. Once identified, the Company analyzes and reviews the suspect transactions to resolve potential problems. This can be accomplished before funds are transferred to the merchant in payment for such transactions. If the Company needs more time to review a transaction or series of transactions, however, the Company can specify that the batches containing the identified transactions be withheld from further processing to allow additional time to attempt to verify the authenticity of such transactions. The NOVA Network also allows the Company to review certain types of transactions on a real time basis, as they are processed. Consequently, the Company has the ability to intercept and review potentially fraudulent transactions and stop payment or otherwise resolve them, as appropriate, prior to the time when financial liability for such transactions has shifted to the Company. Despite the Company's risk management and fraud avoidance capabilities, the Company is unable to identify all fraudulent transactions resulting in financial exposure to the Company. Further, until the Company converts each newly acquired merchant account to the Company's merchant accounting processors, the Company is unable to apply fully its risk management and fraud avoidance practices to such merchant accounts.

  In connection with portfolio acquisitions, the Company reviews any merchant portfolio that it proposes to acquire. The review process includes analyzing the composition of the portfolio, applying uniform standards and underwriting guidelines developed by the Company to the portfolio and identifying any high-risk merchants contained in the portfolio. Upon completion of this review, the Company determines whether the portfolio meets the Company's standards and guidelines and is otherwise a suitable acquisition target. If the Company decides to proceed with the proposed acquisition, the Company will focus on the high-risk merchants identified by its review and attempt to manage the risk associated with such merchants. Typically, the Company will seek to exclude high-risk merchants from the portfolio acquisition, require the seller of the merchant portfolio to establish a reserve account or require the seller of the merchant portfolio to indemnify the Company for any liability associated with such merchants. The experience accumulated by the Company during the course of its acquisitions is constantly drawn upon to refine the Company's due diligence procedures and practices and management expects to continue to improve its due diligence efforts. Nevertheless, there can be no assurance that the Company's due diligence process will consistently identify all high-risk merchants or that the Company will otherwise assess properly the risk attributes of any acquired portfolio.

MERCHANT ACCOUNTING AND CLEARING BANK RELATIONSHIPS

  The Company relies upon third parties to provide merchant accounting and clearing bank services to the Company and its merchant customers. In each of these instances, the Company has engaged multiple providers to safeguard against the loss of services or quality of any one of these providers.

  Merchant Accounting. Merchant accounting services consist of reorganizing and accumulating daily transaction data on a merchant-by-merchant and card issuer-by-card issuer basis, and forwarding this data to the credit card associations for ultimate payment. These functions are performed on the Company's behalf by each of Vital Processing Services and Mellon Bank under agreements expiring April 30, 1998 and February 28, 1998, respectively. The Company currently is negotiating the terms of a new agreement with Vital Processing Services. The Company expects to renew the agreement with Mellon Bank for an additional one year term.

  Clearing Bank Arrangements. The Company's clearing banks receive payment for merchant transactions from credit card associations (net of fees payable to the credit card associations and card issuing banks), from which the clearing banks remit payment to the merchant for the gross amount of the merchant's transactions. Once each month, the Company collects applicable merchant discount and other fees from each merchant for transactions effected and services provided during the preceding month. The Company, along with all other nonbank transaction processors that process VISA and MasterCard transactions, must be sponsored by a financial institution that is a principal member of the VISA and MasterCard credit card associations in order to process these bankcard transactions. Through each of Regions Bank, Bank of the West, Mellon Bank, Firstar, KeyBank and FUNB-NC, which serve as member clearing banks for the Company, the Company is registered with VISA and MasterCard as a certified processor and member service provider. While the Company's registration as a certified processor and member service provider is necessary in order for the Company to process VISA and MasterCard transactions, management believes that the revocation of such registrations is unlikely and inconsistent to the objectives of both the credit card associations and the clearing banks because of the adverse effect such action would have on the continuity of credit card acceptance.

  Regions Bank and Mellon Bank clear most of the Company's transactions while Bank of the West clears only those transactions originating from merchants acquired by the Company as part of the October 1993 acquisition of the merchant portfolio of Bank of the West. Pursuant to the First Union Alliance, FUNB-NC, a subsidiary of First Union, acts as the exclusive clearing and settlement bank, subject to certain exceptions and conditions, for merchant customers of First Union. While the Company's Depositary and Settlement Agreement with First Union does contain certain conditions relative to the Company's ability to transfer clearing and settlement functions for the merchant customers of First Union away from First Union, the Company's agreements with its principal member clearing banks generally provide that the merchant relationship is controlled by the Company. Accordingly, the Company generally is not obligated to continue to utilize the clearing services of these banks, and may transfer the clearing functions to another principal member clearing bank (i.e. any member of the VISA and MasterCard associations), although there can be no assurance that the Company would be able to find a financial institution to sponsor it on terms acceptable to the Company. See "Certain Relationships and Related Transactions--Transactions Related to the First Union Alliance."

  Effective May 1, 1997, MasterCard approved changes to its Member Service Provider ("MSP") rules to, among other things, differentiate between ISOs which perform merchant and cardholder services and third party processors ("TPPs"), such as the Company, which provide transaction processing services. The new MSP rules implement a Processor Certification Program requiring the Company and other TPPs to register as a TPP with MasterCard. The Company has filed its registration as a "Type I" TPP. Type I TPPs must satisfy certain criteria including requirements as to the number of merchant accounts serviced, processing volume and concentration of risk. All Type I TPPs must undergo annual reviews by MasterCard, including a review of processing performance, authorization host availability, authorization response time and call referral merchant response. Type I TPPs also must be financially sound and maintain adequate financial resources. The Company believes that it meets or exceeds all of the criteria to qualify as a Type I TPP. The failure by the Company to qualify as a Type I TPP, or to maintain its status as a Type I TPP, could have a material adverse effect on the business or operations of the Company.

CUSTOMER SERVICE AND SUPPORT

  The Company is dedicated to providing reliable and effective customer service and support to its merchant customers. The information access and retrieval capabilities of networked systems, where real-time information is available to any of the Company's customer service representatives, allow the Company to provide a level of customer service and support to small- to medium-sized merchants historically available only to much larger merchants. For example, any of the Company's customer service representatives may access, on a real-time basis, all of the relevant information pertaining to any particular merchant that may call and ask for assistance. The Company also has implemented an on-line, informational database that provides the Company's customer service representatives user-friendly access to an array of additional information relative to the Company's services, products and systems, which often allows the Company to more quickly and effectively resolve customer service inquiries.

  The Company maintains a 24-hours-a-day, seven-days-a-week helpline at its operations center in Knoxville, Tennessee. The Company measures the efficiency of its customer service through certain quantitative data such as the number of rings prior to operator pick-up, the number of abandoned calls, the number of calls per day and the number of calls per customer service representative. The Company has developed comprehensive programs and procedures for training its approximately 50 full-time customer service representatives to assist the Company's merchant clients in a timely and efficient manner with any problems, issues or concerns they may have. Management is dedicated to providing outstanding customer service and support and continually reviews its policies and procedures in an effort to improve these services.

PROPRIETARY RIGHTS

  The Company has developed proprietary software for use in four principal areas: (i) applications for POS terminals and PCs; (ii) transaction switching;
(iii) the NOVA Network; and (iv) customer service and chargebacks. The Company regards its proprietary software as protected by trade secret and copyright laws of general applicability. The Company attempts to safeguard its software through the protection afforded by the above-referenced laws, employee and third-party non-disclosure agreements, licensing agreements and other methods of protection. Despite these precautions, it may be possible for unauthorized third parties to copy, obtain or reverse engineer certain portions of the Company's software or to otherwise obtain or use other information the Company regards as proprietary. While the Company's competitive position may be affected by its ability to protect its software and other proprietary information, management believes that the protection afforded by trade secret and copyright laws are less significant to the Company's success than other factors such as the knowledge, ability and experience of the Company's personnel and the continued pursuit and implementation of its operating strategies.

  As the number of software application products in the transaction processing industry increases, and as the functionality of such products further overlaps, third parties could assert that the Company's software application products infringe or may infringe the proprietary rights of such entities. These third parties may seek damages from the Company as a result of such alleged infringement, demand that the Company license certain proprietary rights from them or otherwise demand that the Company cease and desist from its use and/or license of the allegedly infringing software. Although management is not currently aware of any alleged infringement issues, any such action, if it were to occur, may result in protracted and costly litigation or royalty arrangements or otherwise have a material adverse effect on the Company's financial condition and results of operations.

  The Company currently licenses certain software from third parties to supplement its internal software and technology development and to shorten time-to-market software application product deliveries. For instance, the Company licenses the software for NOVA Time. Management believes that it will be necessary to continue this practice in the future, although there can be no assurance that the Company will be able to do so on favorable terms or at all.

  The Company's trademarks include "NOVA," "NOVA Information Systems," "NOVA ACS," "NOVA Remote ACS," "NOVA Time," "NOVA Clock," "NOVA Perks," "PC Transact It" and "NOVA Shadow Pay". To date, however, the Company only has sought to have "NOVA" and "NOVA Perks" registered on the federal level. The Company's application to register "NOVA Perks" with the U.S. Patent and Trademark Office was approved January 23, 1996. The Company's application to register "NOVA" was refused and allowed to lapse without contesting the refusal.

COMPETITION

  The market for providing credit, charge and debit card transaction services to the small- to medium-sized merchant segment served by the Company is highly competitive. The level of competitiveness has increased significantly since the Company's inception and this trend is expected to continue. The Company competes in this market segment on the basis of price, the availability of related products and services, the quality of customer service and support, and transaction processing speed, quality and reliability. The Company's principal competitors in this market segment include other smaller vertically integrated processors, community and regional banks and ISOs and, increasingly, the ten largest bankcard processors. Several of the Company's competitors and potential competitors have greater financial, technological, marketing and personnel resources than the Company, and there can be no assurance that the Company will continue to be able to compete successfully with such entities.

  According to industry sources, the ten largest bankcard processors accounted for approximately 82% of the total charge volume processed in 1996. The largest bankcard processor accounted for approximately 38% of the total charge volume processed in 1996, and the Company processed approximately 3% of the total charge volume for the same period (approximately 4.0% after giving pro forma effect to the Company's recent transactions discussed under "Business-- Recent Transactions").

  The Company believes that it has reached a sufficient size whereby economies of scale allow it to offer competitive pricing. However, certain of the Company's competitors may have lower costs which could potentially give them an advantage. As a result of its experience in payment processing, the Company has been able to develop operating efficiencies that the Company believes allow it to competitively bid for new business. In addition, the Company has continually made technological improvements and is thus able to respond to the unique needs of merchants in various industries. Management believes that the quality, speed and reliability of the NOVA Network and the breadth, flexibility and user-friendliness of its software application products and services constitute a competitive advantage. The Company intends to maintain its strategy of focusing on small- to medium-sized merchants because management believes this market segment is somewhat less price sensitive than larger accounts.

  The Company faces increasing competition from other transaction processors for available acquisition opportunities. In addition, in recent years community and regional banks, whose transaction processing businesses have been the Company's primary source of acquisition opportunities, have been undergoing extensive consolidation reflective of underlying trends in the financial institutions industry and unrelated to their transaction processing businesses. As a result, smaller banks that may have sought to divest themselves of their transaction processing businesses may be acquired by banks that compete with the Company or banks that have a relationship or alliance with one or more competitors of the Company, thus potentially depriving the Company of acquisition opportunities. The First Union Alliance and the Crestar Alliance, however, may create additional acquisition opportunities for the Company, as the Company and each of First Union and Crestar Bank have agreed that the Company generally may, at its option and subject to agreement on price and other terms, purchase from First Union or Crestar Bank any merchant portfolios acquired by First Union or Crestar Bank through whole-bank or other acquisitions. In November 1997, First Union announced that it entered into an agreement to acquire CoreStates, which has an estimated $3.0 billion merchant transaction processing portfolio. In the event this acquisition is consummated, the Company will consider entering into negotiations with First Union to acquire the CoreStates transaction processing portfolio. There can be no assurance that First Union will complete its acquisition of CoreStates or, if completed, that the Company could acquire the CoreStates transaction processing portfolio on terms acceptable to the Company, if at all. There can be no assurances as to the timing of such transactions. Further, there can be no assurance that the First Union Alliance or the Crestar Alliance will provide any other acquisition opportunities or that any such acquisition opportunities can be completed on terms favorable to the Company, if at all. See "Certain Relationships and Related Transactions--Transactions Related to the First Union Alliance."

BANKING REGULATION

  As a result of First Union's ownership interest in the Company, the Company has become subject to the Banking Laws. For example, the Company is now subject to the supervision and examination of the OCC, one of the principal banking regulatory bodies (although management does not believe it is likely that the OCC would ever exercise this supervisory and examination authority). In addition, the OCC reviewed extensively the KeyBank Joint Venture, the First Union Alliance and the Firstar Joint Venture and the terms thereof, and the OCC's written approval was required in order to consummate those transactions. To facilitate First Union's compliance with the Banking Laws, and to allow First Union to obtain any required consents or approvals, the Company has agreed to notify, and obtain approval from, First Union before the Company enters into any business activities substantially different from the business activities the Company currently conducts. Pursuant to the KeyBank Joint Venture and the Firstar Joint Venture and to the extent required by the Banking Laws, the Company may be required to take certain measures in the event either the Company or the limited liability companies formed pursuant to the transactions enters into or acquires any other entity which is engaged in a business that is substantially different from the business activities the Company, or the limited liability companies, currently conduct. Such measures may include applying for any required regulatory consents, or assisting either KeyBank, Firstar, or the limited liability companies, as the case may be, to prepare such applications. If the required consents and approvals are not received, the Company may not engage in the new business activity. See "Risk Factors-- Banking and Territorial Restrictions" and "Certain Relationships and Related Transactions--Transactions Related to the First Union Alliance."

EMPLOYEES

  At February 6, 1998, the Company had 572 full-time employees, of which 212 were in sales and marketing, 274 were in operations and 86 were corporate and general administrative employees. Of these employees, 188 were based in Atlanta, Georgia at the Company's principal executive offices, 210 were based in Knoxville, Tennessee at the Company's operations center, seven were based in Arvada, Colorado, and 11 were based in Jacksonville, Florida in connection with the First Union Alliance. The Company's 212 sales and marketing employees include 156 salespersons located throughout the United States, of whom 53 were based at branches of banks with which the Company has formed Acquisition Alliances. None of the Company's employees are represented by a collective bargaining agreement nor has the Company ever experienced any work stoppage. Management believes that the Company's relationship with its employees is good.

PROPERTIES

  The Company's principal executive offices are located in Atlanta, Georgia and consist of approximately 38,000 square feet that are leased pursuant to an agreement scheduled to expire November 30, 2001. The Company relocated its principal executive offices in October 1996 to allow for the Company's continued growth. In connection with this relocation, the Company transferred certain of its operational functions, including the conversion management functions, from Knoxville, Tennessee and Boulder, Colorado to Atlanta. The Company's operations center is located in Knoxville, Tennessee and consists of approximately 26,000 square feet. This facility is leased pursuant to a sublease agreement scheduled to expire September 1, 2003. Certain of the Company's operations are conducted in facilities located in Jacksonville, Florida and Arvada, Colorado consisting of approximately 9,360 and 3,040 square feet of space, respectively. The Jacksonville space is being leased pursuant to an agreement scheduled to expire in 1998. The Arvada space is leased on a month to month basis. Certain of the Company's employees also occupy other office facilities at various locations under leases and various other agreements, which require aggregate payments that are not material.

LEGAL PROCEEDINGS

  The Company has been involved from time to time in litigation in the normal course of its business. While management is aware of and dealing with certain pending or threatened litigation, management does not believe such matters will have a material adverse effect on the financial condition of the Company.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  The following table sets forth certain information regarding the directors, executive officers and certain key employees of the Company:

          NAME           AGE                     POSITION
          ----           ---                     --------
Edward Grzedzinski......  42 Director, Chairman of the Board, President and
                             Chief Executive Officer
James M. Bahin..........  53 Director, Vice Chairman of the Board, Chief
                             Financial Officer and Secretary
John M. Perry...........  41 Executive Vice President--Sales and Marketing
Pamela A. Joseph........  38 Senior Vice President and Chief Information
                             Officer
Rebecca L. Powell.......  45 Senior Vice President--Merchant Services and
                             Operations
Charles T. Cannada(1)...  39 Director
Dr. James E. Carnes(1)..  58 Director
U. Bertram Ellis(1)(2)..  44 Director
Dr. Henry Kressel(2)....  64 Director
Joseph P. Landy.........  36 Director
Maurice F. Terbrueggen,   51 Director
 Jr.....................
Fred Martin Winkler(2)..  54 Director

--------
(1) Member of Audit Committee
(2) Member of Compensation Committee

  Mr. Grzedzinski has served with the Company or its predecessor since February 1991, most recently as a director, Chairman of the Board, President and Chief Executive Officer. He co-founded the Company's subsidiary and predecessor, NOVA Information Systems, Inc., as its Chief Operating Officer in 1991 and was named Chief Executive Officer in September 1995. From October 1990 to February 1991, Mr. Grzedzinski served as an officer of Phoenix Consulting Group, Inc., a transaction processing consulting company.
Mr. Grzedzinski has over ten years experience in the bankcard industry.

  Mr. Bahin has served with the Company or its predecessor since February 1991, most recently as a director, Vice Chairman of the Board, Chief Financial Officer and Secretary. Prior to joining the Company, Mr. Bahin served in various officer capacities with Fuqua Industries, Inc., a diversified manufacturing and service company, most recently as Senior Vice President of Operations. Mr. Bahin has over 25 years of financial and management experience.

  Mr. Perry joined the Company in April 1996 as Executive Vice President, Sales and Marketing. Before coming to the Company, he served as Executive Vice President and Chief Operating Officer of First Data Corporation's Client Merchant Services Division. For over seven years prior to that, he held various executive level management, sales and marketing positions with Card Establishment Services, Harbridge Merchant Services, VISA USA and Wells Fargo Bank. From 1980 to 1988, Mr. Perry served in the United States Army finishing his career as a captain.

  Ms. Joseph has served with the Company or its predecessor since July 1994, most recently as Senior Vice President and Chief Information Officer. Prior to joining the Company, Ms. Joseph served for over two years as Director, New Market Development, for VISA and for eight years in various management positions at Wells Fargo Bank.

  Ms. Powell has served with the Company or its predecessor since February 1991, most recently as Senior Vice President, Merchant Services and Operations. Prior to joining the Company, Ms. Powell served for 20 years in various management positions with National Data Corporation.

  Mr. Cannada has served as a director with the Company or its predecessor since January 1995. Mr. Cannada has served with WorldCom, a publicly-held long-distance telecommunications firm, since October 1989, most recently as Senior Vice President.

  Dr. Carnes has served as a director of the Company since November 1997. Dr. Carnes is the President and Chief Executive Officer of Sarnoff Corporation, a contract research and development company in the electronics and information technology industry, and has held this position since 1990. He has served with Sarnoff Corporation, and its predecessor, since 1969.

  Mr. Ellis has served as a director of the Company since October 1996. Mr. Ellis is the Chairman and Chief Executive Officer of IXL Holdings, Inc., the parent company of IXL and Creative Video, and has held this position since September 1996. Prior to joining IXL Holdings, Mr. Ellis founded and served as the President and Chief Executive Officer of Ellis Communications from 1993 to 1996. Prior to founding Ellis Communications, Mr. Ellis served from 1986 to 1992 in the capacities of President, Chief Executive Officer and Chief Operating Officer of Act III Broadcasting, a broadcast group. Mr. Ellis previously served as the Chief Executive Officer of American Innovations, Inc., which filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code. Mr. Ellis is a director of Promus Hotel Corporation, a publicly-held company.

  Dr. Kressel has served as a director of the Company or its predecessor since November 1991. Dr. Kressel has served with E. M. Warburg, Pincus & Co., LLC, an investment firm, since 1983, most recently as Managing Director. Dr. Kressel serves as a director of Level One Communications, Inc. and Zilog, Inc., each a publicly-held semi-conductor company, Maxis Inc., a publicly-held software development company, TresCom International, Inc., a publicly-held long-distance telephone company, IA Corporation, a publicly-held software development company, and other privately held companies.

  Mr. Landy has served as a director of the Company or its predecessor since August 1994. Mr. Landy has served with E. M. Warburg, Pincus & Co., LLC, an investment firm, since 1985, most recently as Managing Director. Mr. Landy serves as a director of Level One Communications, Inc., a publicly-held semi-conductor company, CN Biosciences, Inc., a publicly-held manufacturer of specialty chemical reagents and pharmaceutical raw materials, Indus International, a publicly-held developer of enterprise-wide maintenance software systems and several privately held companies.

  Mr. Terbrueggen has served as a director of the Company or its predecessor since January 1996. Mr. Terbrueggen has served with First Union Corporation, a bank holding company, since July 1973, most recently as Senior Vice President and Division Manager of the First Union merchant acquiring business.
Mr. Terbrueggen has over 27 years of management experience in the financial services industry, including over 22 years in the bankcard industry.

  Mr. Winkler has served as a director of the Company since January 1996. Mr. Winkler has served with First Union Corporation, a bank holding company, since April 1993, most recently as Executive Vice President--Card Products Division of First Union Corporation. Prior to joining First Union Corporation, Mr. Winkler served for four years as Chief Operating Officer for AT&T Universal Card and for five years as Chief Executive Officer and President of CitiBank South Dakota (N.A.) where he operated CitiBank's credit card business. Mr. Winkler has over 14 years experience in the financial services industry, primarily in the bankcard industry.

  The Company's Articles of Incorporation provide that the Board of Directors will consist of not less than seven persons, with all directors to be elected by the holders of shares of the Company's Voting Stock, as defined below, at the annual meeting of shareholders. Such directors shall serve until the election of their successors at the next annual meeting of shareholders. The Company's Articles of Incorporation authorize cumulative voting by holders of the Company's Common Stock in the election of the Company's directors. The Company's Articles of Incorporation further provide that no bylaw, resolution, written consent or amendment to the Articles of Incorporation purporting to create a classified or "staggered" Board of Directors or requiring prior notice or qualification of members for director shall be effective.

  No family relationship exists among any of the directors and executive officers of the Company.

  The Board of Directors has established an Audit Committee and a Compensation Committee. The functions of the Audit Committee include recommending to the Board of Directors the retention of independent public auditors, reviewing the scope of the annual audit undertaken by the Company's independent public auditors and the progress and results of their work, and reviewing the financial statements of the Company and its internal accounting and auditing procedures. The functions of the Compensation Committee include reviewing and approving executive compensation policies and practices, reviewing salaries and bonuses for certain officers of the Company, administering the Company's 1991 Stock Option Plan and 1996 Stock Incentive Plan, and considering other matters referred to the Committee by the Board. The Compensation Committee has full power to take any actions required or permitted to be taken under such plans.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH WORLDCOM

  On February 28, 1996, the Company and WorldCom entered into an Agreement (the "WorldCom Agreement"), effective as of March 1, 1996, pursuant to which WorldCom provides long-distance and local telecommunications access, as well as technical support, to the Company in connection with the NOVA Network. The WorldCom Agreement expires February 28, 1999, subject to earlier termination by the Company if WorldCom fails to meet certain agreed-upon performance obligations. The Company paid WorldCom an aggregate of $606,000, $901,000, $1.2 million, $1.8 million and $1.7 million during the fiscal years ended February 28, 1994 and 1995, the ten month year ended December 31, 1995, the year ended December 31, 1996, and the nine months ended September 30, 1997, respectively, for these services.

TRANSACTIONS RELATED TO THE FIRST UNION ALLIANCE

  The First Union Alliance, which was effective December 1, 1995, represented approximately $4.6 billion in 1995 credit card charge volume. Pursuant to the First Union Alliance, First Union contributed its transaction processing assets (the "First Union Assets"), including the transaction processing assets of First Fidelity Bancorporation and its banking subsidiaries (which merged with and into First Union effective January 1, 1996), to the Company. Concurrently, the then current shareholders of the Company's predecessor (the "Original Shareholders"), contributed to the Company all of the shares of capital stock of the Company's predecessor owned by them, together with all of their rights to acquire shares of capital stock of the Company's predecessor causing the Company's predecessor to become a wholly-owned subsidiary of the Company. In exchange for their respective contributions to the Company, First Union received 9,149,209 shares of the Company's Common Stock, while the Original Shareholders collectively received an aggregate of 2,228,911 shares of the Company Common Stock, together with the right to acquire (through the exercise of options and the conversion of Preferred Stock) an aggregate of 14,762,487 shares of Common Stock.

  The Company reimbursed First Union for all taxes which First Union paid on revenues generated by the First Union Assets between December 1, 1995 and January 31, 1996. First Union, on behalf of and as requested by the Company, agreed to continue to service the First Union Assets until such time as the conversion and integration of the First Union Assets was complete, for which the Company agreed to reimburse First Union for certain specified expenses. In 1996, the Company paid First Union an aggregate of approximately $9.5 million for such expenses. The Company completed the conversion of the First Union Assets to the NOVA Network in September 1996 and has reimbursed First Union for all amounts owed in connection therewith.

  In connection with the First Union Alliance, First Union also agreed, until January 31, 2003 and subject to certain specified exceptions and conditions, not to solicit, contract or generally do business with merchants or ISOs with whom the Company has a contractual relationship.

  The Marketing Support Agreement. In connection with the First Union Alliance, the Company and First Union entered into a Marketing Support Agreement which provides, subject to certain exceptions, that the bank affiliates of First Union, together with and through each of the more than 2,000 First Union branches, shall actively market the Company's transaction processing services to merchants and shall refer merchants that request transaction processing services exclusively to the Company. The marketing services and assistance provided by the bank affiliates of First Union Banks include the distribution by each bank affiliate of First Union of promotional and informational materials and supplies relating to the Company's transaction processing services, and such other services and assistance as may mutually be agreed upon by First Union and the Company. The Marketing Support Agreement also provides that the Company will, when feasible, assist First Union in developing new products or services relating to transaction processing or in otherwise supporting new business ventures. The Marketing Support Agreement also generally provides that the Company may not, without the prior consent of First Union, enter into certain marketing agreements with third parties generally located in specified areas where First Union currently maintains a significant banking presence. The Marketing Support Agreement expires January 31, 2003.

  THE DEPOSITARY AND SETTLEMENT AGREEMENT. The Company and First Union also entered into a Depositary and Settlement Agreement under which a subsidiary of First Union generally will act as the exclusive clearing and settlement bank for transactions originating from merchants maintaining a depository account with First Union for receipt of payment of cleared transactions. The Depositary and Settlement Agreement provides, however, that the Company may solicit from one or more other member clearing banks proposals to provide clearing and settlement services to such merchants, although First Union will have the opportunity to match the terms and conditions of any such third party proposal. The Depositary and Settlement Agreement expires January 31, 2003.

  THE SHAREHOLDERS AGREEMENT. Concurrently with the consummation of the First Union Alliance, the Company, its shareholders and First Union entered into a Shareholders Agreement (the "Shareholder Agreement") that sets forth, among other things, provides that the Company may, at its option and subject to agreement on price and other terms, purchase from First Union any merchant portfolios acquired by First Union through whole-bank or other acquisitions. See "Business--Acquisition Strategy." The Shareholders Agreement also imposes restrictions on the Company's ability to engage in certain new business activities or proceed with acquisitions of entities engaged in business activities substantially different from those currently conducted by the Company. Accordingly, the Company may be limited in its ability to seek or take advantage of certain business opportunities or relationships which differ substantially from the business activities the Company currently conducts. See "Risk Factors--Banking and Territorial Restrictions," and "Business--Banking Regulations."

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The table below sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of the date of this Prospectus of (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director of the Company who beneficially owns shares of Common Stock, (iii) each Named Executive Officer who beneficially owns shares of Common Stock, and (iv) all directors and executive officers as a group, and as adjusted to reflect the sale of the Common Stock offered hereby. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

                           SHARES BENEFICIALLY             SHARES BENEFICIALLY
                               OWNED PRIOR                     OWNED AFTER
                               TO OFFERING      NUMBER OF       OFFERING
                          ---------------------  SHARES   ---------------------
NAME AND ADDRESS          NUMBER(1)  PERCENT(2)  OFFERED  NUMBER(1)  PERCENT(2)
----------------          ---------- ---------- --------- ---------- ----------
PRINCIPAL SHAREHOLDERS
  Warburg, Pincus Invest-
   ors, L.P.(3).......... 11,086,770    38.2%     841,057 10,245,713    29.8%
  First Union Corpora-
   tion(4)...............  9,149,209    31.5      694,071  8,455,138    24.6
  WorldCom, Inc.(5)......  2,371,063     8.2      179,872  2,191,191     6.4
NAMED EXECUTIVE OFFICERS
 AND DIRECTORS
  Edward Grzedzinski(6)..    748,971     2.3          -0-    748,971     1.9
  James M. Bahin(7)......    723,872     2.1       85,000    638,872     1.6
  John M. Perry(8).......    154,500       *          -0-    154,500       *
  Charles T. Cannada(5)..  2,371,063     8.2          -0-  2,194,338     6.4
  Dr. James E. Carnes(9).      3,200       *          -0-      3,200       *
  U. Bertram Ellis(10)...      5,000       *          -0-      5,000       *
  Dr. Henry Kressel(3)... 11,086,770    38.2          -0- 10,260,425    29.8
  Joseph P. Landy(3)..... 11,086,770    38.2          -0- 10,260,425    29.8
  Maurice F. Terbrueggen,
   Jr.(4)................  9,149,209    31.5          -0-  8,467,279    24.6
  Fred Martin Winkler(4).  9,149,209    31.5          -0-  8,467,279    24.6
  All executive officers
   and directors as a
   group (10
   persons)(11).......... 24,242,585    80.8           -  22,472,585    63.4
                                                ---------
  Total..................                       1,800,000
                                                ---------

--------
 * Less than 1% of the outstanding Common Stock.
(1) Includes shares of Common Stock which the named shareholder has a right to acquire upon the exercise of vested and nonvested options.
(2) Includes shares of Common Stock which the named shareholder has a right to acquire, upon the exercise of options, within 60 days of the date of this Prospectus but not options that become exercisable after such date. Such shares receivable upon the exercise of options are deemed outstanding for purposes of completing the percentage ownership of the person holding such shares, but are not deemed outstanding for purposes of computing the percentage ownership of any other person shown in the table.
(3) The shares shown are owned by Warburg, Pincus Investors, L.P. ("Investors"). The sole general partner of Investors is Warburg, Pincus & Co., a New York general partnership ("WP"). E. M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), manages Investors. The members of EMW LLC are substantially the same as the partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. WP, as the sole general partner of Investors, has a 20% interest in the profits of Investors. Dr. Kressel and Mr. Landy, directors of the Company, are Managing Directors and members of EMW LLC and general partners of WP. As such, Dr. Kressel and Mr. Landy may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") in an indeterminate portion of the shares beneficially owned by Investors and WP. Dr. Kressel and

     Mr. Landy disclaim beneficial ownership of the shares. The named persons' address is 477 Lexington Avenue, 10th Floor, New York, New York 10017. If the U.S. Underwriters' over-allotment option is exercised in full, Investors will sell an additional 522,289 shares and, as a result, would beneficially own 9,723,424 shares, or 28.3%, after the Offering.
(4) The shares indicated are owned beneficially by indirect, wholly-owned subsidiaries of First Union Corporation. Pursuant to the terms of a voting agreement among FUNB-NC and such subsidiaries, FUNB-NC holds the proxy for each of such subsidiaries with respect to such shares. Accordingly, each of First Union Corporation and FUNB-NC may be deemed to be the beneficial owner of all such shares within the meaning of Rule 13d-3 under the Exchange Act. Such shares also may be attributed to Mr. Terbrueggen and Mr. Winkler, directors of the Company, who serve as Senior Vice President and Executive Vice President of First Union, respectively. Mr. Terbrueggen and Mr. Winkler disclaim beneficial ownership of the shares. First Union Corporation's, Mr. Terbrueggen's and Mr. Winkler's address is Two First Union Center, 301 South College Street, Charlotte, North Carolina 28288. If the U.S. Underwriters' over-allotment option is exercised in full, FUNB-NC and such subsidiaries will sell an additional 431,013 shares and, as a result, would beneficially own 8,024,126 shares, or 23.4%, after the Offering.
(5) The shares shown are owned by WorldCom. Mr. Cannada may be deemed to beneficially own the shares within the meaning of Rule 13d-3 under the Exchange Act due to his affiliation with WorldCom as a Senior Vice President. Mr. Cannada disclaims beneficial ownership of these shares. Mr. Cannada's and WorldCom's address is 515 East Amite, Jackson, Mississippi 39201. If the U.S. Underwriters' over-allotment option is exercised in full, WorldCom will sell an additional 111,699 shares and, as a result, would beneficially own 2,079,492 shares, or 6.1%, after the Offering.
(6) Includes 25,000 shares held in the name of Mr. Grzedzinski's spouse, 50 shares held by his spouse as custodian for a minor child, and 50 shares held by Mr. Grzedzinski's daughter. Also includes 262,618 shares that Mr. Grzedzinski may acquire, upon the exercise of options, within 60 days of the date of this Prospectus, and 96,713 shares that Mr. Grzedzinski may acquire upon the exercise of options which will not be exercisable within the aforementioned 60 day period.
(7) Includes 268,859 shares that Mr. Bahin may acquire, upon the exercise of options, within 60 days of the date of this Prospectus, and 96,713 shares that Mr. Bahin may acquire upon the exercise of options which will not be exercisable within the aforementioned 60 day period.
(8) Includes 38,625 shares that Mr. Perry may acquire, upon the exercise of options, within 60 days of the date of this Prospectus, and 115,875 shares that Mr. Perry may acquire upon the exercise of options which will not be exercisable within the aforementioned 60 day period.
(9) Includes 3,000 shares that Dr. Carnes may acquire upon the exercise of options that will not be exercisable within 60 days of the date of this Prospectus.
(10) Includes 750 shares that Mr. Ellis may acquire, upon the exercise of options, within 60 days of the date of this Prospectus, and 4,250 shares that Mr. Ellis may acquire upon the exercise of options which will not be exercisable within the aforementioned 60 day period.
(11) Includes 570,852 shares which may be acquired upon the exercise of options within 60 days of the date of this Prospectus. Includes 9,149,209 shares owned by indirect wholly-owned subsidiaries of First Union Corporation and are included due to the affiliation of Messrs. Terbrueggen and Winkler with First Union Corporation. Includes 11,086,770 shares owned by
     Investors and included due to the affiliation of Dr. Kressel and Mr. Landy with Investors. Includes 2,371,063 shares owned by WorldCom and included due to Mr. Cannada's affiliation with WorldCom.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 34,341,332 shares of Common Stock outstanding (assuming the U.S. Underwriters' over-allotment option is not exercised). Of these shares, the shares sold in this offering together with the 4,025,000 shares sold in the Company's initial public offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitation of Rule 144 described below. Approximately 21,555,182 shares held by directors, executive officers and Selling Shareholders will be subject to 60-day lock-up agreements with the Underwriters. Following the expiration of the lock-up period, such shares will be eligible for sale in the public market subject to compliance with certain volume limitations and other conditions of Rule 144.

REGISTRATION RIGHTS

  In connection with the First Union Alliance, the Company, WorldCom and First Union entered into a Registration Rights Agreement dated January 31, 1996 pursuant to which each of the Original Shareholders of the Company's predecessor, First Union, Warburg and WorldCom have certain rights with respect to registration under the Securities Act of shares of Common Stock of the Company (the "Registrable Securities"). If, at any time, the Company proposes to register any of its securities under the Securities Act (with certain exceptions), such shareholders will be entitled to notice of such registration and to include their shares of Common Stock in such registration; provided, however, that the number of Registrable Securities to be sold by a shareholder who is a member of management pursuant to each such registration statement shall not exceed 40% of the Registrable Securities owned by such shareholder. The underwriters of any offering have the right to limit the number of shares to be included in such registration by such shareholders if the underwriters state in writing that they are unwilling to include any or all of such securities in the proposed underwriting because such inclusion will materially interfere with the orderly sale and distribution of the securities being offered by the Company. Generally, the Company will be required to bear the expenses of all such registrations, other than underwriting discounts and selling commissions attributable to the inclusion of such Registrable Securities in such registration statement.

  In addition, each of First Union and Warburg (each, a "Principal Shareholder" and collectively, the "Principal Shareholders") has the right to require the Company on not more than two occasions to file a registration statement under the Securities Act with respect to Registrable Securities owned by the Principal Shareholders. Following notice by the Company to the other holders of Registrable Securities that a Principal Shareholder has exercised one of its demand registration rights, such other holders will have the option of including their Registrable Securities in such registration statement. The Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. The Principal Shareholders also are entitled to demand an unlimited number of registration statements on a Form S-3 or "short-form" registration statement. In addition, WorldCom has the right to demand on one occasion that the Company register WorldCom's Registrable Securities on a Form S-3 or similar "short-form" registration statement. Such demands for registration by holders of Registrable Securities will not count as such until such registration has become effective and unless the holders of the Registrable Securities are able to register and sell at least 80% of the Registrable Securities requested to be included in such registration statement. Generally, the Company will be required to bear the expenses of all requested registration statements, except that holders of Registrable Securities will be required to bear their pro rata share of the underwriters' discounts and compensation attributable to the inclusion of such Registrable Securities in such registration statement.

                                 UNDERWRITING

  Under the terms and subject to the conditions in the U.S. Underwriting Agreement dated the date hereof, each of the underwriters of the United States and Canadian offering of Common Stock named below (the "U.S. Underwriters"), for whom Smith Barney Inc., BT Alex. Brown Incorporated and The Robinson-Humphrey Company, LLC are acting as the Representatives (the "Representatives"), has severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to each U.S. Underwriter, shares of Common Stock which equal the number of shares set forth opposite the name of such U.S. Underwriter below:

                                                                       NUMBER OF
U.S. UNDERWRITER                                                        SHARES
----------------                                                       ---------
Smith Barney Inc......................................................
BT Alex. Brown Incorporated...........................................
The Robinson-Humphrey Company, LLC....................................
                                                                       ---------
  Total............................................................... 5,680,000
                                                                       =========

  Under the terms and subject to the conditions contained in the International Underwriting Agreement dated the date hereof, each of the managers of the concurrent international offering of Common Stock named below (the "Managers"), for whom Smith Barney Inc., BT Alex. Brown International, a division of Bankers Trust International PLC, and The Robinson-Humphrey Company, LLC are acting as lead managers (the "Lead Managers"), has severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to each Manager, shares of Common Stock which equal the number of shares set forth opposite the name of such Manager below:

                                                                      NUMBER OF
MANAGER                                                                SHARES
-------                                                               ---------
Smith Barney Inc.....................................................
BT Alex. Brown International, a division of Bankers Trust Interna-
 tional PLC..........................................................
The Robinson-Humphrey Company, LLC...................................
                                                                      ---------
  Total.............................................................. 1,420,000
                                                                      =========

  The U.S. Underwriters and the Managers (collectively, the "Underwriters") initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part to certain dealers at a price that represents a concession
not in excess of $   per share below the public offering price. The U.S.
Underwriters and the Managers may allow, and such dealers may re-allow, a
concession not in excess of $   per share to the other U.S. Underwriters or
Managers, respectively, or to certain other dealers. After the initial offering of shares to the public, the public offering price and such concessions may be changed by the U.S. Underwriters and the Managers.

  The Selling Shareholders have granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 1,065,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite such U.S. Underwriter's name in the preceding tables bears to the total number of shares in such tables.

  In connection with this offering and in compliance with applicable law, the U.S. Underwriters may overallot (i.e., sell more shares of Common Stock than the total amounts shown on the list of U.S. Underwriters and participations that appears above) and may effect transactions that stabilize, maintain or otherwise affect the market price of the shares of Common Stock at levels above those that might otherwise prevail in the open market. Such transactions may include placing bids for the shares of Common Stock or effecting purchases of the shares of Common Stock for the purpose of pegging, fixing or maintaining the prices of the shares of Common Stock or for the purpose of reducing a syndicate short position created in connection with the offering. In addition, the contractual arrangements among the U.S. Underwriters include a provision whereby, if Smith Barney, Inc. purchases shares of Common Stock in the open market for the account of the underwriting syndicate and the shares of Common Stock purchased can be traced to a particular U.S. Underwriter or member of the selling group, the underwriting syndicate may require the U.S. Underwriter or selling group member in question to purchase the shares of Common Stock in question at the cost price to the syndicate or may recover from (or decline to pay to) the U.S. Underwriter or selling group member in question the selling concession applicable to the shares of Common Stock in question. The U.S. Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

  The Company, the Selling Shareholders, the U.S. Underwriters and the Managers have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  The Company, certain officers and directors of the Company and the Selling Shareholders, holding in the aggregate approximately 21,555,182 shares of Common Stock following consummation of this offering, have agreed that, for a period of 60 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any Common Stock (or any securities convertible into or exercisable or exchangeable for Common Stock) or grant any options or warrants to purchase Common Stock.

  The U.S. Underwriters and the Managers have entered into an Agreement Between U.S. Underwriters and Managers pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the 5,680,000 shares offered in the United States and Canadian offering (i) it is not purchasing any such shares for the account of anyone other than a U.S. or Canadian Person and (ii) it has not offered or sold, and will not, offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the Untied States and Canadian offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person. In addition, each Manager has agreed that as part of the distribution of the 1,420,000 shares offered in the international offering: (i) it is not purchasing any such shares for the account of any U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the international offering in the United States or Canada or to any U.S. or Canadian Person. Each Manager has also agreed that it will offer to sell shares only in compliance with all relevant requirements of any applicable laws.

  The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the U.S. Underwriting Agreement, the International Underwriting Agreement and the Agreement Between U.S. Underwriters and Managers, including: (i) certain purchases and sales between the U.S. Underwriters and the Managers, (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion, (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as Manager or by a Manager who is also acting as a U.S. Underwriter and (iv) other transactions specifically approved by the Representatives and the Lead Managers. As used herein, "U.S. or Canadian Person" means any resident or national of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or any estate or trust the income of which is subject to United States or Canadian income taxation regardless of the source of its income (other than the foreign branch of any U.S. or Canadian Person), and includes any United States or Canadian branch of a person other than a U.S. or Canadian Person.

  Any offer of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the relevant province of Canada in which such offer is made.

  Each Manager agrees that (i) it will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which will not involve an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 ("the Regulations"); (ii) it will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares in, from, or otherwise involving the United Kingdom; and (iii) it will only issue or pass on to any person in the United Kingdom any document received by it in connection with the offer of the shares if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

  No action has been or will be taken in any jurisdiction by the Company, the Selling Shareholders or the Managers that would permit an offering to the general public of the shares offered hereby in any jurisdiction other than the United States.

  Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

  Pursuant to the Agreement Between U.S. Underwriters and Managers, sales may be made between the U.S. Underwriters and the Managers of such number of shares as may be mutually agreed. The price of any shares so sold shall be the public offering price as then in effect for shares being sold by the U.S. Underwriters and the Managers, less all or any part of the selling concession, unless otherwise determined by mutual agreement. To the extent that there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement Between U.S. Underwriters and Managers, the number of shares initially available for sale by the U.S. Underwriters and by the Managers may be more or less than the number of shares appearing on the front cover of this Prospectus.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Common Stock will be passed upon for the Company and the Selling Shareholders by Long Aldridge & Norman LLP of Atlanta, Georgia. King & Spalding of Atlanta, Georgia is acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                    EXPERTS

  The consolidated financial statements of the Company included elsewhere herein and incorporated by reference in the Company's Annual Report (Form 10-
K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and incorporated by reference herein. Such consolidated financial statements are included and incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed a Registration Statement on Form S-3 relating to the Common Stock offered hereby with the Commission, Washington, D.C. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contracts or other documents referred to are not necessarily complete and with respect to contracts or other documents which the Company has filed with this Registration Statement, reference is made to a copy of such contract or other document filed as an exhibit to the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such

Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Commission upon payment of certain fees prescribed by the Commission.

  The Company is subject to the informational filing or submission requirements of the Exchange Act, and in accordance therewith is required to file or submit periodic reports and other information with the Commission under the Exchange Act relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be inspected, without charge, and copies may be obtained at prescribed rates, at the Commission's public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located in Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048 and can also be reviewed through the Commission's Electronic Data Gathering, Analysis and Retrieval System which is publicly available through the Commission's Web site (http://www.sec.gov).

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  This Prospectus incorporates by reference certain documents that are not presented herein or delivered herewith. Such documents are available without charge upon request from: NOVA Corporation, One Concourse Parkway, Suite 300, Atlanta, Georgia 30328, Attention: Kathryn J. Harris, Manager, Shareholder Relations, (770) 396-1456.

  The following documents filed by the Company (Commission File No. 1-14342) with the Commission under Section 13(a) or 15(d) of the Exchange Act are hereby incorporated by reference in this Prospectus:

    (i) The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

    (ii) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997;

    (iii) The Company's Current Reports on Form 8-K dated June 12, 1997 and November 14, 1997; and

    (iv) The description of the Common Stock as contained in the Company's Registration Statement on Form 8-A (Registration No. 1-14342) as filed with the Commission on April 23, 1996.

  Any statement contained herein, in any supplement hereto or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein, in any supplement hereto or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, this Prospectus, or any supplement hereto.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                NOVA CORPORATION

                                                                           PAGE
                                                                          NUMBER
                                                                          ------
AUDITED FINANCIAL STATEMENTS

Report of Independent Auditors..........................................    F-2

Consolidated Balance Sheets as of December 31, 1995 and 1996............    F-3

Consolidated Statements of Operations for the year ended February 28,
 1995, the ten month period ended December 31, 1995, and the year ended
 December 31, 1996......................................................    F-4

Consolidated Statements of Shareholders' Equity for the year ended
 February 28, 1995, the ten month period ended December 31, 1995, and
 the year ended December 31, 1996.......................................    F-5

Consolidated Statements of Cash Flows for the year ended February 28,
 1995, the ten month period ended December 31, 1995, and the year ended
 December 31, 1996......................................................    F-6

Notes to Consolidated Financial Statements..............................    F-7

UNAUDITED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets (unaudited) as of December 31,
 1996 and September 30, 1997............................................   F-21

Condensed Consolidated Statements of Income (unaudited) for the three
 and nine months ended September 30, 1996 and 1997......................   F-22

Condensed Consolidated Statements of Cash Flows (unaudited) for the nine
 months ended September 30, 1996 and 1997...............................   F-23

Notes to Interim Condensed Consolidated Financial Statements............   F-24


                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of NOVA Corporation:

  We have audited the accompanying consolidated balance sheets of NOVA Corporation as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 1996, the 10-month period ended December 31, 1995, and for the year ended February 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NOVA Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for the year ended December 31, 1996, the 10-month period ended December 31, 1995, and for the year ended February 28, 1995, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Atlanta, Georgia
February 18, 1997

                          CONSOLIDATED BALANCE SHEETS

                                                 DECEMBER 31,
                                           --------------------------
                                               1996          1995
                                           ------------  ------------
                               ASSETS
CURRENT ASSETS:
Cash and cash equivalents................. $ 40,326,000  $    630,000
Trade receivables, less allowance for
 doubtful accounts of $2,707,000 and
 $440,000 at December 31, 1996 and
 December 31, 1995, respectively..........   16,147,000    10,068,000
Inventory.................................      857,000     1,080,000
Deferred tax asset and other current
 assets...................................    3,160,000     3,759,000
                                           ------------  ------------
  Total current assets....................   60,490,000    15,537,000
Merchant and customer contracts...........   21,868,000    20,603,000
Property and equipment, net...............   10,212,000     7,403,000
Excess cost of businesses acquired........   13,301,000    13,795,000
Deferred tax asset and other non-current
 assets...................................    1,834,000     3,663,000
                                           ------------  ------------
                                           $107,705,000  $ 61,001,000
                                           ============  ============
                LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable.......................... $  4,810,000  $  4,180,000
Accounts payable to affiliate.............    1,534,000     2,883,000
Accrued compensation and related costs....    1,416,000       996,000
Settlement obligations....................    7,691,000           --
Other accrued liabilities.................    5,157,000     4,003,000
Long-term debt obligations due within one
 year.....................................      507,000     5,184,000
                                           ------------  ------------
  Total current liabilities...............   21,115,000    17,246,000
Deferred tax liability....................      849,000           --
Long-term debt obligations................      859,000    17,738,000
Commitments and Contingencies
SHAREHOLDERS' EQUITY:
Preferred Stock...........................          --     33,571,000
Common Stock, $.01 par value, 50,000,000
 shares authorized, 28,721,000 and
 11,378,000 shares issued at December 31,
 1996, and December 31, 1995,
 respectively.............................      288,000       114,000
Additional paid in capital................   99,299,000     2,615,000
Accumulated deficit.......................  (14,705,000)  (10,283,000)
                                           ------------  ------------
  Total shareholder's equity..............   84,882,000    26,017,000
                                           ------------  ------------
                                           $107,705,000  $ 61,001,000
                                           ============  ============

                            See accompanying notes.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                 YEAR ENDED   10-MONTH PERIOD ENDED  YEAR ENDED
                                DECEMBER 31,      DECEMBER 31,      FEBRUARY 28,
                                    1996              1995              1995
                                ------------  --------------------- ------------
REVENUES......................  $265,829,000      $129,035,000      $93,592,000
OPERATING EXPENSES:
Cost of service...............   207,595,000       100,375,000       74,032,000
Conversion costs..............     6,395,000         3,441,000        1,827,000
Selling, general and
 administrative...............    32,952,000        17,795,000       14,091,000
Depreciation and amortization.     6,982,000         4,635,000        3,887,000
                                ------------      ------------      -----------
OPERATING INCOME (LOSS).......    11,905,000         2,789,000         (245,000)
Interest expense (income),
 net..........................      (126,000)        1,959,000          968,000
                                ------------      ------------      -----------
Income (loss) before provision
 for income taxes.............    12,031,000           830,000       (1,213,000)
Provision (benefit) for income
 taxes........................     4,764,000        (4,057,000)             --
                                ------------      ------------      -----------
NET INCOME (LOSS).............  $  7,267,000      $  4,887,000      $(1,213,000)
                                ============      ============      ===========
Pro forma net income (loss)
 per common and common
 equivalent share.............  $       0.25      $       0.24      $     (0.13)
                                ============      ============      ===========
Pro forma weighted-average
 common and common equivalent
 shares outstanding...........    28,604,000        18,024,000       13,603,000
                                ============      ============      ===========


                            See accompanying notes.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                    PREFERRED STOCK        COMMON STOCK       ADDITIONAL
                  --------------------  --------------------    PAID-IN     ACCUMULATED    TREASURY   SUBSCRIPTION
                  SHARES     AMOUNT       SHARES     AMOUNT     CAPITAL       DEFICIT       STOCK      RECEIVABLE
                  -------  -----------  ----------  --------  -----------  -------------  ----------  ------------
BALANCE AT
 March 1, 1994...  32,571  $32,571,000   1,792,000  $ 18,000  $   301,000  $ (13,815,000) $ (110,000)  $ (182,000)
 Issuance of
  Preferred
  Stock..........   1,000    1,000,000         --        --           --             --          --           --
 Purchase of
  treasury
  shares.........     --           --          --        --           --             --      (33,000)         --
 Payment of
  Common Stock
  subscriptions..     --           --          --        --           --             --          --       182,000
 Net loss........     --           --          --        --           --      (1,213,000)        --           --
                  -------  -----------  ----------  --------  -----------  -------------  ----------   ----------
BALANCE at
 February 28,
 1995............  33,571   33,571,000   1,792,000    18,000      301,000    (15,028,000)   (143,000)         --
 Retirement of
  treasury stock.     --           --     (121,000)   (1,000)         --        (142,000)    143,000          --
 Issuance of
  Common Stock in
  a non-monetary
  transaction
  with First
  Union..........     --           --    9,149,000    91,000    2,320,000            --          --           --
 Issuance of
  Common Stock in
  exchange for
  outstanding
  warrants.......     --           --      558,000     6,000       (6,000)           --          --           --
 Net Income......     --           --          --        --           --       4,887,000         --           --
                  -------  -----------  ----------  --------  -----------  -------------  ----------   ----------
BALANCE at
 December 31,
 1995............  33,571   33,571,000  11,378,000   114,000    2,615,000    (10,283,000)        --           --
 Exchange of
  Preferred Stock
  for Common
  Stock.......... (28,571) (28,571,000) 11,876,000   119,000   28,452,000            --          --           --
 Redemption of
  Series D
  Preferred
  Stock..........  (5,000)  (5,000,000)        --        --           --             --          --           --
 Payment of
  accrued
  dividends on
  Preferred
  Stock..........     --           --          --        --           --     (11,689,000)        --           --
 Exercise of
  stock options..     --           --    1,674,000    17,000    1,965,000            --          --           --
 Income tax
  benefit from
  stock option
  exercises......     --           --          --        --       977,000            --          --           --
 Issuance of
  Common Stock
  related to IPO.     --           --    3,793,000    38,000   72,038,000            --          --           --
 IPO expenses....     --           --          --        --    (6,748,000)           --          --           --
 Net Income......     --           --          --        --           --       7,267,000         --           --
                  -------  -----------  ----------  --------  -----------  -------------  ----------   ----------
BALANCE at
 December 31,
 1996............     --   $       --   28,721,000  $288,000  $99,299,000  $ (14,705,000) $      --    $      --
                  =======  ===========  ==========  ========  ===========  =============  ==========   ==========


                            See accompanying notes.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     10-MONTHS
                                       YEAR ENDED   PERIOD ENDED   YEAR ENDED
                                      DECEMBER 31,  DECEMBER 31,  FEBRUARY 28,
                                          1996          1995          1995
                                      ------------  ------------  ------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net income (loss)...................  $  7,267,000  $ 4,887,000   $ (1,213,000)
Adjustments to reconcile net income
 (loss) to net cash provided by
 operating activities:
Depreciation and amortization.......     6,982,000    4,635,000      3,887,000
Deferred income taxes...............     3,045,000   (4,057,000)           --
Interest paid with in-kind
 debentures.........................           --           --          38,000
Gain on disposition of non-compete
 agreement..........................      (150,000)         --             --
Changes in assets and liabilities,
 net of the effects of business
 acquisitions:
  Trade receivables.................    (6,079,000)  (4,606,000)    (1,972,000)
  Inventory.........................       223,000     (303,000)       813,000
  Other assets......................       (84,000)    (348,000)      (729,000)
  Accounts payable..................      (719,000)   3,451,000      1,851,000
  Accrued liabilities...............    10,242,000    1,260,000       (147,000)
                                      ------------  -----------   ------------
  Net cash provided by operating
   activities.......................    20,727,000    4,919,000      2,528,000
CASH FLOWS FROM INVESTING
 ACTIVITIES:
Purchases of businesses.............    (3,967,000)  (3,302,000)   (16,631,000)
Additions to property and equipment.    (6,065,000)  (1,624,000)      (828,000)
Other...............................        64,000     (130,000)       (92,000)
                                      ------------  -----------   ------------
Net cash used in investing
 activities.........................    (9,968,000)  (5,056,000)   (17,551,000)
CASH FLOWS FROM FINANCING ACTIVI-
 TIES:
Proceeds from line of credit and
 notes payable......................     4,008,000    4,900,000     16,150,000
Payment of long-term debt and
 capital leases.....................   (25,692,000)  (5,129,000)    (1,650,000)
Payment of Preferred Stock
 dividends..........................   (11,689,000)         --             --
Proceeds from stock options
 exercised..........................     1,982,000          --             --
Proceeds from IPO, net..............    65,328,000          --             --
Redemption of Preferred Stock.......    (5,000,000)         --             --
Purchase of treasury stock..........           --           --         (33,000)
Proceeds from Common Stock
 subscriptions receivable...........           --           --         182,000
Proceeds from sale of Preferred
 Stock..............................           --           --       1,000,000
                                      ------------  -----------   ------------
Net cash provided by (used in)
 financing activities...............    28,937,000     (229,000)    15,649,000
                                      ------------  -----------   ------------
INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS........................    39,696,000     (366,000)       626,000
CASH AND CASH EQUIVALENTS, BEGINNING
 OF YEAR............................       630,000      996,000        370,000
                                      ------------  -----------   ------------
CASH AND CASH EQUIVALENTS, END OF
 YEAR...............................  $ 40,326,000  $   630,000   $    996,000
                                      ============  ===========   ============

                            See accompanying notes.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND ORGANIZATION NOVA Corporation (the "Company" or "NOVA") is an integrated provider of transaction processing services, related software application products and value-added services primarily to small- to medium-sized merchants. The Company provides transaction processing support for all major credit and charge cards, including VISA, MasterCard, American Express, Discover, Diners Club and JCB, and also provides access to debit card processing and check verification services. The Company provides merchants with a broad range of transaction processing services, including authorizing card transactions at the point of sale, capturing and transmitting transaction data, effecting the settlement of payments and assisting merchants in resolving billing disputes with their customers.

  NOVA Corporation was incorporated in December 1995. NOVA Information Systems, Inc., a wholly owned subsidiary and predecessor to the Company ("NOVA Information Systems"), was incorporated in Georgia in February 1991. Effective December 1, 1995, the then current shareholders of NOVA Information Systems contributed to NOVA Corporation all of the shares of capital stock of NOVA Information Systems owned by them, thereby causing NOVA Information Systems to become a wholly owned subsidiary of NOVA Corporation.

  On October 30, 1995, NOVA entered into an agreement with First Union Corporation ("First Union") whereby First Union agreed to contribute its transaction processing assets, including those acquired by First Union through its acquisition of First Fidelity Bancorporation, to NOVA in exchange for 9,149,209 shares of NOVA's Common Stock. The transaction, which was consummated on January 31, 1996, is reflected in the accompanying financial statements since December 1, 1995, because, pursuant to the terms of the agreement, revenues since December 1, 1995, derived from the First Union assets have irrevocably accrued to the benefit of NOVA. The transfer of these nonmonetary assets, primarily terminals at merchant locations, by First Union has been accounted for at their historical cost of $2,411,000, because First Union is deemed under the rules and regulations of the Securities and Exchange Commission to be a promoter of NOVA.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of NOVA Corporation and its wholly owned subsidiaries as if NOVA Corporation existed for all periods presented. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company has made business and customer base acquisitions and has accounted for them as purchase transactions, and, accordingly, the results of the acquired businesses or customer bases are included since the dates of acquisition.

RECLASSIFICATIONS Certain prior year items have been reclassified to conform to current year presentation.

FISCAL YEAR The Company changed its fiscal year end from the last day of February to December 31, effective December 31, 1995.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE AND COST RECOGNITION Revenues derived from the electronic processing of transactions (principally merchant discount) are recognized at the time the merchants' transactions are processed. Related commissions and processing charges are also recognized at that time.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  When the Company purchases merchant portfolios, it generally enters into revenue sharing agreements with sellers. The revenue sharing amounts are determined primarily based on sales volume processed for a particular group of merchants. The revenue sharing agreements generally have an initial term of at least three years with renewal provisions. Revenue is shown in the accompanying statements of operations net of revenue sharing amounts of $6,455,000, $5,446,000 and $3,547,000 for the year ended December 31, 1996,
10-month period ended December 31, 1995, and year ended February 28, 1995, respectively.

  Cost of service includes interchange fees paid to the credit card issuing-bank, communications costs, VISA and MasterCard assessments, and merchant accounting processing fees. These costs are recognized at the time the merchants' transactions are processed and the related revenue is recorded.

RENTAL EQUIPMENT The Company rents POS equipment to merchants under month- to-month agreements. The rented equipment is capitalized and depreciated over three years. The cost of such equipment and accumulated depreciation at December 31, 1996, and December 31, 1995, included in property and equipment was as follows:

                                                              DECEMBER 31,
                                                          ---------------------
                                                             1996       1995
                                                          ---------- ----------
   Cost of equipment..................................... $5,796,000 $4,357,000
   Less accumulated depreciation.........................  2,939,000  1,626,000
                                                          ---------- ----------
                                                          $2,857,000 $2,731,000
                                                          ========== ==========

ACCOUNTS RECEIVABLE Accounts receivable are primarily comprised of amounts due from the Company's clearing and settlement banks and represent the discount earned, after related interchange fees on transactions processed during the month ending on the balance sheet date. Such balances are received from the Company's clearing and settlement banks approximately 15 days following the end of each month.

  The Company's merchant customers have liability for charges disputed by cardholders. However, in the case of merchant insolvency, bankruptcy or other nonpayment, the Company may be liable for any of such charges disputed by cardholders. The Company believes that the diversification of its merchant portfolio among industries and geographic regions minimizes its risk of loss. Based on its historical loss experience, the Company has established reserves for estimated credit losses on transactions processed.

STOCK COMPENSATION The Company accounts for its stock option plans in accordance with Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees" ("APB 25"). In accordance with APB 25, no compensation expense has been recognized, because the options had an exercise price equal to the market value of Common Stock on the day of grant. Refer to
Note 10 regarding pro forma information provided pursuant to Financial Accounting Standard Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation."

INVENTORY Inventory, which consists of electronic point-of-sale equipment, held for sale or rental to merchants, is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

CONVERSION COSTS The cost of converting acquired merchant portfolios from the seller's processing platform and telecommunications network to the Company's network is expensed as incurred.

PROPERTY AND EQUIPMENT Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method for financial reporting purposes and primarily accelerated methods for tax purposes. For financial reporting purposes, equipment is depreciated over three to seven years and buildings are depreciated over 30 years. Leasehold improvements and property acquired under capital leases are amortized over the useful life of the asset or the lease term, whichever is shorter.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INTANGIBLES The excess cost of businesses acquired is amortized on the straight-line basis over 30 years. Accumulated amortization at December 31, 1996, and December 31, 1995, was $1,552,000 and $1,058,000, respectively.

  Amortization of merchant and customer contracts (portfolios) is provided on a straight-line basis over a 10-year life, based on the Company's estimates of future merchant sales volumes. Accumulated amortization of portfolios was $8,174,000 and $5,451,000 at December 31, 1996, and December 31, 1995,
respectively. The Company evaluates the reasonableness of the amortization period for its portfolios by monitoring the merchant sales volume processed for those merchants included in the portfolio at the acquisition date. The Company will adjust the amortization period of the portfolios if actual merchant sales volumes indicate a different amortization period is more appropriate.

  Management periodically evaluates intangibles for indications of impairment based on the operating results of the related business or merchant portfolio acquired. If this evaluation indicates that the intangible asset will not be recoverable, as determined based on the undiscounted cash flows related to the intangible asset over the remaining life of the asset, the carrying value of the related intangible asset will be reduced to fair value.

  The Company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") on January 1, 1996. The adoption of SFAS 121 did not have any effect on the financial statements.

SETTLEMENT OBLIGATIONS Settlement obligations result from timing differences in the Company's settlement processes with merchants.

CASH AND CASH EQUIVALENTS For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

NOTE 2--BUSINESS ACQUISITIONS

During the year ended December 31, 1996, and the 10-month period ending December 31, 1995, the Company made similar purchases from various banks and third parties for an aggregate purchase price of $4,095,000 and $3,476,000, respectively.

  During the fiscal year ended February 28, 1995, the Company purchased the rights and interests under certain merchant credit card processing agreements and the related assets and liabilities, primarily from the Bank of Boulder ("Boulder") for a purchase price which aggregated approximately $20,066,000.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The following summarizes the allocation of the purchase price to the major categories of assets acquired and liabilities assumed resulting from the acquisitions:

                              DECEMBER 31, DECEMBER 31, FEBRUARY 28,
                                  1996         1995         1995
                              ------------ ------------ ------------
   Current assets............  $      --    $  157,000  $   285,000
     Property and equipment..         --        15,000      739,000
     Non-compete agreement...     128,000      330,000      693,000
     Excess cost of
      businesses acquired....         --       354,000    9,623,000
     Merchant and customer
      contracts..............   3,967,000    2,620,000    8,726,000
                               ----------   ----------  -----------
                                4,095,000    3,476,000   20,066,000
   Liabilities assumed.......         --           --       459,000
   Notes payable to seller...     128,000      174,000    2,976,000
                               ----------   ----------  -----------
   Net cash paid.............  $3,967,000   $3,302,000  $16,631,000
                               ==========   ==========  ===========

  The merchant business of Boulder is included in the accompanying consolidated financial statements beginning November 1, 1994. The following unaudited pro forma summary presents the Company's results of operations as if the acquisition had occurred at the beginning of fiscal 1995. These pro forma results have been prepared for comparative purposes and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of fiscal 1995, or of the results which may occur in the future.

                                                                    YEAR ENDED
                                                                   FEBRUARY 28,
                                                                       1995
                                                                   ------------
   Revenues.......................................................   $128,157
   Net loss.......................................................       (908)
   Pro forma net loss per common share, assuming conversion of
    Preferred Stock as described in Note 12.......................      (0.11)

  The pro forma net income per common share results do not include adjustments for the expected reductions from certain third-party processing costs which will be realized as the portfolios are converted to the NOVA Network.

NOTE 3--PROPERTY AND EQUIPMENT

Property and equipment at December 31, 1996, and 1995, consist of:

                                                            DECEMBER 31,
                                                       ------------------------
                                                          1996         1995
                                                       -----------  -----------
   Land and building.................................. $   614,000  $   343,000
   Equipment..........................................  13,247,000   10,293,000
   Furniture and fixtures.............................   1,394,000    1,190,000
   Leasehold improvements.............................   1,129,000      611,000
                                                       -----------  -----------
                                                        16,384,000   12,437,000
   Less accumulated depreciation and amortization.....  (6,172,000)  (5,034,000)
                                                       -----------  -----------
                                                       $10,212,000  $ 7,403,000
                                                       ===========  ===========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4--INCOME TAXES

At December 31, 1996, the Company had available net operating loss carryforwards of approximately $2,174,000 for income tax purposes that will expire in years 2010 through 2012. In the 10-month period ended December 31, 1995, there was a $5,206,000 change in the valuation allowance which resulted in a reduction of the excess cost of business acquired of $228,000 as a result of deductible temporary differences acquired in businesses combinations. The remainder of $4,978,000 was included in the provision for income taxes. In assessing the likelihood of utilization of existing net deferred tax assets, management considered (a) its current operating environment, (b) results of future operations to generate sufficient taxable income and (c) the excess of its appreciated asset values over the related tax basis and, accordingly, has determined that it is more likely than not that the deferred tax assets at December 31, 1996, will be realized.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                              DECEMBER 31,
                                                          ---------------------
                                                             1996       1995
                                                          ---------- ----------
   DEFERRED TAX LIABILITIES:
   Property and equipment................................ $  426,000 $  129,000
   Tax over book amortization............................     22,000     79,000
   Other.................................................    411,000    305,000
                                                          ---------- ----------
     Total deferred tax liabilities......................    859,000    513,000
                                                          ========== ==========
   DEFERRED TAX ASSETS:
   Start-up expenses.....................................     10,000     74,000
   Allowance for doubtful accounts.......................  1,348,000    424,000
   Accrued liabilities...................................    305,000    130,000
   Credit carryforwards..................................     39,000        --
   Net operating loss carryforwards......................    848,000  4,621,000
                                                          ---------- ----------
     Total deferred tax assets...........................  2,550,000  5,249,000
                                                          ---------- ----------
   Net deferred taxes.................................... $1,691,000 $4,736,000
                                                          ========== ==========

  The components of the provision (benefit) for income taxes are as follows:

                                                         10-MONTH
                                           YEAR ENDED  PERIOD ENDED   YEAR ENDED
                                          DECEMBER 31, DECEMBER 31,  FEBRUARY 28,
                                              1996         1995          1995
                                          ------------ ------------  ------------
   Current:
     Federal.............................  $1,541,000  $       --     $     --
     State...............................     178,000          --           --
   Deferred:
     Federal.............................   2,638,000      871,000     (262,000)
     State...............................     407,000       50,000      (21,000)
     Change in valuation allowance.......         --    (4,978,000)     283,000
                                           ----------  -----------    ---------
                                           $4,764,000  $(4,057,000)   $     --
                                           ==========  ===========    =========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The provision (benefit) for income taxes differs from the amount computed by applying the federal statutory rate to income before provision for income taxes for the following reasons:

                                                      10-MONTH
                                        YEAR ENDED  PERIOD ENDED   YEAR ENDED
                                       DECEMBER 31, DECEMBER 31,  FEBRUARY 28,
                                           1996         1995          1995
                                       ------------ ------------  ------------
   Provision (benefit) for income
    taxes at statutory rate...........  $4,211,000  $   282,000    $(412,000)
   Amortization of excess cost of
    businesses acquired...............      57,000       48,000       57,000
   Change in valuation allowance......         --    (4,978,000)         --
   State income taxes, net of federal
    tax benefit.......................     381,000       33,000      (14,000)
   Other..............................     115,000      558,000      369,000
                                        ----------  -----------    ---------
                                        $4,764,000  $(4,057,000)   $     --
                                        ==========  ===========    =========

NOTE 5--CAPITALIZATION

PREFERRED STOCK The Company is authorized to issue 5,000,000 shares of Preferred Stock in one or more series with such designations, powers, preferences, rights, qualifications, limitations and restrictions as may be fixed by the Board of Directors.

  On May 8, 1996, upon consummation of the Company's initial public offering, the Series A, B and C Preferred Stock totaling 28,571 shares were converted into 11,876,218 shares of Common Stock. In addition, the Company redeemed the 5,000 shares of Series D Preferred Stock for $5,000,000 on May 8, 1996.

  Cumulative dividends of $11,689,000 were paid to holders of Preferred Stock concurrent upon the liquidation of all series of Preferred Stock.

  Effective December 1, 1995, all outstanding warrants held by two principal investors to purchase 1,177,600 shares of Common Stock at prices from $2.34- $8.20 per share were exchanged for 557,616 shares of the Company's Common Stock. The fair value of the shares issued in exchange for the warrants was based upon the value of the shares inherent in the First Union transaction, which approximated market value. No compensation or distributions were recorded with respect to the exchange.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6--LONG-TERM DEBT OBLIGATIONS

Long-term debt obligations at December 31, 1996 and 1995, consist of:

                                                             DECEMBER 31,
                                                        ----------------------
                                                           1996       1995
                                                        ---------- -----------
   Term loan payable to bank, due in quarterly
    principal installments of $792,000. Interest is
    payable quarterly at rates based on Eurodollars...  $      --  $11,083,000
   Acquisition loan payable to bank, due in equal
    quarterly installments of $760,000, beginning
    March 1997. Interest is payable quarterly at rates
    based on Eurodollars..............................         --    7,600,000
   Line of credit, due in equal quarterly installments
    of $95,000, beginning March 1997. Interest is
    payable quarterly at rates based on Eurodollars...         --      950,000
   Non-compete payable to The Bank of Boulder,
    discounted at an effective rate of 9% and due in
    equal annual installments of $180,000 through
    1999..............................................     459,000     587,000
   Note payable to former owner of a business
    acquired, discounted at an effective rate of 9%
    and due in varying payments through 1996..........         --      574,000
   Other..............................................     182,000     320,000
   Capital lease obligations (Note 7).................     725,000   1,808,000
                                                        ---------- -----------
   Total long-term debt obligations...................   1,366,000  22,922,000
   Less amounts due within one year...................     507,000   5,184,000
                                                        ---------- -----------
   Long-term debt obligations.........................  $  859,000 $17,738,000
                                                        ========== ===========

  The annual aggregate maturities of long-term obligations, excluding capital lease obligations, at December 31, 1996, are as follows:

   1997................................................................ $227,000
   1998................................................................  247,000
   1999................................................................  167,000
                                                                        --------
                                                                        $641,000
                                                                        ========

  The Company entered into an agreement in 1994, which was amended on January 31, 1996, and May 1, 1996, for aggregate loans of up to $36,083,000. Term loans of $11,083,000 and a combination of revolving loans, letters of credit and acquisition loans aggregating $25,000,000 ($10,000,000 on June 30, 1997) are available under the agreement. Amounts drawn under the revolving loans and letters of credit are not to exceed $20,000,000 and $5,000,000, respectively. Funds may be drawn until June 30, 1999, or until the aggregate borrowing limit has been reached. The Company pays a quarterly commitment fee in arrears at
 .25% per annum on the average daily unused portion of the funds available for revolving loans, letters of credit and acquisition loans, and .75% per annum on the outstanding letter of credit balance. As of December 31, 1996, no borrowings exist under this agreement.

  Borrowings under the loan agreement are collateralized by substantially all the assets of the Company. The loan agreement contains restrictive covenants which include, among other items, maintenance of specified ratios of EBITDA (earnings before interest, taxes, depreciation and amortization) to fixed charges and funded debt, minimum tangible net worth requirements and restrictions on the payment of dividends and capital expenditures.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -- LEASE OBLIGATIONS

The Company leases office facilities and equipment under non-cancelable capital lease agreements. The Company also has entered into non-cancelable operating leases covering certain other equipment and office facilities. Rental expense for the year ended December 31, 1996, the 10-month period ended December 31, 1995, and year ended February 28, 1995, was approximately $912,000, $509,000 and $363,000, respectively.

  Asset balances for property acquired under capital leases included in property and equipment consist of:

                                                          DECEMBER 31,
                                                 -------------------------------
                                                       1996            1996
                                                 ---------------- --------------
Building........................................    $  273,000      $  273,000
Equipment.......................................     1,658,000       2,573,000
                                                    ----------      ----------
                                                     1,931,000       2,846,000
Less accumulated depreciation...................     1,409,000       1,130,000
                                                    ----------      ----------
                                                    $  522,000      $1,716,000
                                                    ==========      ==========

  Future minimum lease payments for all non-cancelable leases at December 31, 1996, are summarized below:

                                                 OPERATING LEASES CAPITAL LEASES
                                                 ---------------- --------------
  Year ending December 31, 1997.................    $1,234,000      $  347,000
   1998.........................................     1,275,000         160,000
   1999.........................................     1,084,000         151,000
   2000.........................................     1,081,000          95,000
   2001.........................................       926,000          70,000
  Thereafter....................................       157,000         116,000
                                                    ----------      ----------
  Total future minimum lease payments...........    $5,757,000      $  939,000
                                                    ==========
  Less amount representing interest.............                       214,000
                                                                    ----------
  Present value of minimum lease payments.......                       725,000
  Less amounts due within one year..............                       280,000
                                                                    ----------
  Long-term obligations under capital leases....                    $  445,000
                                                                    ==========

NOTE 8 -- CONTINGENCIES

The Company is, from time to time, subject to claims and suits arising in the ordinary course of its business. In the opinion of management, the ultimate resolution of any such pending matters will not have a material effect on the Company's financial position and results of operations.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -- SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow disclosures, including non-cash investing and financing activities, are:

                                 YEAR ENDED  10-MONTH PERIOD ENDED  YEAR ENDED
                                DECEMBER 31,     DECEMBER 31,      FEBRUARY 28,
                                    1996             1995              1995
                                ------------ --------------------- ------------
   Interest paid...............  $1,178,000       $2,251,000        $ 971,000
   Income taxes paid...........     230,000              --               --
   Acquisition of equipment in
    exchange for debt or
    capital leases.............         --           383,000        1,773,000
   Note payable issued in
    conjunction with business
    acquisition................     128,000          174,000        2,976,000
   Transfer of transaction
    processing assets,
    primarily terminals at
    merchant locations, in
    exchange for Common Stock..         --         2,411,000              --

NOTE 10 -- STOCK OPTION PLANS

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model, with the following weighted-average assumptions for 1996: risk-free interest rate of 6.08%; a dividend yield of 0%; volatility factors of the expected market price of the Company's Common Stock of 0.692 and a weighted-average expected life of the option of seven years.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                                      1996
                                                                    --------
   Pro forma net income........................................    $6,824,000
   Pro forma earnings per share:
     Primary and fully diluted.................................           .23

  The effect of applying Statement 123's fair-value method to the Company's stock-based awards granted in 1995 results in net income and earnings per share that are not materially different from amounts reported, because the Company elected to use the minimum value method allowed under Statement 123 for non-public companies. Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

  A description and summary of the Company's stock option plans and activity follows:

  The Company has reserved 3,100,000 common shares related to options and 550,000 shares related to stock appreciation rights, pursuant to its 1991 stock option and stock appreciation rights plan. The plan is administered by a committee of the Board of Directors, which determines the number of shares to be granted and the option price per share. Each option expires 10 years from the grant date. The options may be exercised in 20% increments annually, beginning on March 1 following the date of grant. No options or rights shall be granted under the Plan after November 2, 2001. No appreciation rights have been granted.

  A summary of the Company's stock option activity, and related information, follows:

                                                                WEIGHTED-AVERAGE
                                              NUMBER OF OPTIONS  EXERCISE PRICE
                                              ----------------- ----------------
   Balance at March 1, 1994..................     1,927,808            $1.18
     Granted.................................     1,087,357             1.18
     Terminated..............................      (142,976)            1.18
   Balance at February 28, 1995..............     2,872,189             1.18
     Granted.................................        64,000             2.34
     Terminated..............................       (24,320)            1.18
   Balance at December 31, 1995..............     2,911,869             1.21
     Terminated..............................       (31,029)            1.18
     Exercised...............................    (1,673,432)            1.18
                                                 ----------
   Balance at December 31, 1996..............     1,207,408             1.24
                                                 ----------
   Exercisable at December 31, 1996..........        26,979             1.18
                                                 ==========

  Exercise prices for options outstanding as of December 31, 1996, ranged from $1.18 to $2.34. The weighted-average remaining contractual life of those options is 7.5 years.

  The Company has reserved 2,000,000 shares of Common Stock for issuance under the 1996 Employees Stock Incentive Plan related to Incentive Stock Options, Non-qualified Stock Options, stock appreciation rights and restricted stock awards. The shares subject to options can be purchased, and rights exercised, in 25% increments at the end of each of the four years subsequent to the date of grant. The option price per share for Incentive Stock Options cannot be less than the fair market value of the Common Stock on the date the option is granted. Each option expires 10 years after the date of grant.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  A summary of the Company's stock option activity, and related information, follows:

                                                               WEIGHTED-AVERAGE
                                             NUMBER OF OPTIONS  EXERCISE PRICE
                                             ----------------- ----------------
   Balance at December 31, 1995.............          --
     Granted................................      666,890           $19.51
     Terminated.............................      (57,420)           25.57
                                                  -------
   Balance at December 31, 1996.............      609,470            18.94
                                                  -------
   Exercisable at December 31, 1996.........          --
   Weighted-average fair value of options
    granted during the year.................                         13.46

  Exercise prices for options outstanding as of December 31, 1996, ranged from $18.75 to $19.00. The weighted-average remaining contractual life of those options is ten years.

  On October 17, 1996, the Company adopted the NOVA Corporation 1996 Directors Stock Option Plan, and reserved 150,000 shares of Common Stock for issuance pursuant to this plan. Stock options granted under this plan are exercisable in 25% increments at the end of each of the four years subsequent to the date of grant. Options are granted at a purchase price per share no less than the market value per share on the grant date. Options totaling 3,000 were granted in 1996 at an option price of $30.50. The weighted-average fair value of the options granted was $12.20. As of December 31, 1996, no options had been exercised.

NOTE 11 -- STOCK SUBSCRIPTIONS

Stock subscriptions for 768,000 shares of Common Stock were issued in 1992. The Company canceled subscriptions for 384,000 during 1993, and the remainder during 1994, and refunded all amounts previously paid toward the subscriptions, including interest, at the time of cancellation. Concurrently, the shares previously under subscription were granted to the former subscribers as compensation. Compensation expense of $146,000 was recognized in 1994, related to these transactions.

  Stock subscriptions for 153,600 shares were issued during 1994, and paid during 1995.

NOTE 12 -- PRO FORMA INFORMATION

Pro forma net income (loss) per common share is based on net income attributable to holders of the Company's Common Stock (net income less dividends on Series D Preferred Stock of $230,000 and $489,000 and 535,000 for the year ended December 31, 1996, and the 10-month period ended December 31, 1995, and the year ended February 28, 1995, respectively) and the weighted-average number of common and common equivalent shares outstanding during the respective periods, assuming the conversion of Series A, B and C Convertible Preferred Stock into Common Stock. Dilutive common equivalents consist of stock options (calculated using the treasury-stock method). Pursuant to the requirements of the Securities and Exchange Commission, common shares and common equivalent shares issued at prices below the public offering price of $19.00 per share during the 10 months immediately preceding the date of the initial filing of the Registration Statement have been included in the calculation of common shares and common shares equivalents, using the treasury-stock method, as if they were outstanding for all periods presented. Weighted-average shares outstanding do not include Common Stock equivalents which are anti-dilutive. All common share and per share data, except par value per share, have been retroactively adjusted to reflect the 2.56-for-one stock split effected in the form of a stock dividend of the Company's Common Stock, effective February 1996.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -- NET INCOME (LOSS) PER SHARE

The historical net income (loss) per common share amounts, as required by generally accepted accounting principles, which do not give effect to the pro forma amounts described in Note 12, are as follows:

                                                   10-MONTH PERIOD
                                       YEAR ENDED       ENDED        YEAR ENDED
                                      DECEMBER 31,   DECEMBER 31,   FEBRUARY 28,
                                          1996           1995           1995
                                      ------------ ---------------- ------------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss)...................    $ 7,267        $ 4,887        $(1,213)
Less undeclared Preferred Stock
 dividends..........................     (1,486)        (3,178)        (3,507)
                                        -------        -------        -------
Net income (loss) applicable to
 common shares......................    $ 5,781        $ 1,709        $(4,720)
                                        =======        =======        =======
Net income (loss) per common share--
 primary............................    $  0.24        $  0.38        $ (2.73)
Weighted average common and common
 equivalent shares outstanding--
 primary............................     24,483          4,454          1,727
Net income (loss) per common share--
 fully diluted......................    $  0.25        $  0.27        $ (2.73)
Weighted average common and common
 equivalent shares outstanding--
 fully diluted......................     28,604         16,330          1,727

  The effect of the Preferred Stock conversion in the calculation of the 1996 fully diluted income per common share is anti-dilutive. Accordingly, primary and fully diluted income per common share for 1996 are the same.

  Of the net proceeds from the sale of shares of Common Stock offered by the Company in the Initial Public Offering, approximately $15.7 million were used to repay aggregate bank borrowings, including accrued interest, $700,000 to pay accrued Preferred Stock dividends on the Series D Preferred Stock earned through March 1, 1995, and $5.0 million to redeem the Series D Preferred Stock. In addition, upon consummation of the IPO, the Series A, B and C Preferred Stock were converted into 11,876,218 shares of Common Stock. Assuming the conversion of the Series A, B and C Preferred Stock and the issuance and sale of only that number of shares of Common Stock which would generate net proceeds sufficient to repay the above indebtedness and assuming that such indebtedness had been repaid as of March 1, 1995, supplementary pro forma net income per common share for 1996 and 1995 would have been $0.26 and $0.36, respectively. For purposes of this computation, the weighted-average number of shares of Common Stock outstanding during the periods ended December 31, 1996, and 1995 is 28,994,500 and 17,455,859, respectively.

NOTE 14 -- RELATED PARTY TRANSACTIONS

The Company paid one of its shareholders $1,817,000, $1,220,000 and $901,000 in the year ended December 31, 1996, the 10-month period ended December 31, 1995, and the year ended February 28, 1995, respectively, relating to the Company's utilization of a shareholder's telecommunications network.

  The Company paid another of its shareholders $9,532,000 and $943,000 in the year ended December 31, 1996, and the 10-month period ended December 31, 1995, respectively, relating to the Company's utilization of the shareholder's labor force during conversion, as well as fees paid for certain transaction processing expenses.

  The Company received $1,154,000 of interest income from one of its shareholders in the year ended December 31, 1996.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -- RETIREMENT PLAN

The Company maintains the NOVA Information Systems, Inc. 401(k) and Profit Sharing Plan (the "Plan"), which covers substantially all eligible employees of the Company. Under the Plan, the Company may match a percentage of employee contributions. The Company may also make a profit sharing contribution to the Plan on behalf of eligible employees. During the year ended December 31, 1996, and the 10-month period ended December 31, 1995, contribution expenses related to the Plan were not significant.

NOTE 16 -- FINANCIAL INSTRUMENTS

The Company's financial instruments at December 31, 1996 and 1995, consist primarily of cash and cash equivalents, loans payable to a bank and a short-term note payable. Due to the short maturities of the cash, cash equivalents and note payable, carrying amounts approximate the respective fair values. The loans payable are variable rate instruments at terms the Company believes would be available if similar financing were obtained from another third party. As such, their carrying amounts also approximate their fair value.

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable and cash investments. Concentrations of credit risk with respect to trade accounts receivable are limited, due to the large number of entities comprising the Company's customer base. The Company performs ongoing credit evaluations of their customers' financial condition. The Company's cash and cash equivalents at December 31, 1996, are primarily held at one financial institution. However, the Company believes the credit risk is limited, due to the credit standing of the financial institution. In addition, since the amounts are invested in cash equivalents, there is limited market risk (such as a reduction in the fair value of investment securities due to rising interest rates).

NOTE 17 -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                           1996 CALENDAR QUARTER ENDED        1995 CALENDAR QUARTER ENDED
                         -------------------------------- -------------------------------------
                         MAR. 31 JUNE 30 SEPT. 30 DEC. 31 MAR. 31  JUNE 30  SEPT. 30 DEC. 31(1)
                         ------- ------- -------- ------- -------  -------  -------- ----------
                                                    (IN THOUSANDS)
Revenues................ $60,199 $67,568 $70,459  $67,603 $29,841  $34,170  $37,554   $46,259
Cost of service.........  46,634  52,624  55,223   53,114  23,754   26,724   29,162    35,660
Net income (loss).......   1,115   1,439   2,369    2,344  (1,599)    (440)     400     5,221(2)
Pro forma net income
 (loss) per share.......    0.04    0.05    0.08     0.08   (0.13)   (0.04)    0.02      0.26(2)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------
(1) Includes revenues related to the December 1995 processing of the First Union Alliance merchant portfolios aggregating approximately $9.5 million, together with related First Union costs reimbursed by the Company derived from the transaction processing assets transferred to the Company.
(2)  Includes a one-time tax benefit of $5.0 million or $0.24.

  The Company has experienced, and expects to continue to experience, significant seasonality in its business. The Company typically realizes higher revenues in the third calendar quarter and lower revenues in the first calendar quarter, reflecting increased transaction volumes during the Summer months and a significant decrease in transaction volume during the period immediately following the holiday season. Quarterly results are also affected by the timing of acquisitions and the timing and magnitude of expenses for merchant portfolio conversions. Therefore, the results reported in the table above do not necessarily indicate the Company's normal seasonal trends.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                 AS OF DECEMBER 31, 1996 AND SEPTEMBER 30, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1996         1997
                                                     ------------ -------------
                                                                   (UNAUDITED)
                       ASSETS
CURRENT ASSETS:
Cash and cash equivalents...........................   $ 40,326     $ 20,411
Trade receivables, less allowance for doubtful
 accounts of $2,707 and $3,641, respectively........     16,147       25,905
Inventory...........................................        857          763
Deferred tax asset and other current assets.........      3,160        3,877
                                                       --------     --------
  Total current assets..............................     60,490       50,956
Merchant and customer contracts.....................     21,868       45,234
Property and equipment, net.........................     10,212       17,742
Excess cost of businesses acquired..................     13,301       12,929
Deferred tax asset and other non-current assets.....      1,834        2,098
                                                       --------     --------
  Total assets......................................   $107,705     $128,959
                                                       ========     ========
        LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable....................................   $  4,810     $  7,185
Accounts payable to affiliate.......................      1,534          889
Accrued compensation and related costs..............      1,416          866
Settlement obligations..............................      7,691        9,416
Other accrued liabilities...........................      5,157       11,252
Long-term debt obligations due within one year......        507          344
                                                       --------     --------
  Total current liabilities.........................     21,115       29,952
Deferred tax liability..............................        849          657
Long-term debt obligations..........................        859          711

STOCKHOLDERS' EQUITY:
Common Stock, $.01 par value, 50,000,000 shares
 authorized, 28,721,000 and 28,885,000 shares
 issued, respectively...............................        288          289
Additional paid in capital..........................     99,299       99,735
Accumulated deficit.................................    (14,705)      (2,385)
                                                       --------     --------
  Total stockholders' equity........................     84,882       97,639
                                                       --------     --------
  Total liabilities and stockholders' equity........   $107,705     $128,959
                                                       ========     ========

     See Accompanying Notes to Condensed Consolidated Financial Statements.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                          FOR THE THREE MONTHS ENDED    FOR THE NINE MONTHS ENDED
                                 SEPTEMBER 30,                SEPTEMBER 30,
                          ----------------------------  -------------------------
                              1996           1997           1996         1997
                          -------------  -------------  ------------ ------------
REVENUE.................  $      70,459  $      87,489  $    198,229 $    232,058
OPERATING COST
Cost of service.........         55,223         67,499       154,484      179,165
Conversion cost.........          1,737            813         5,346        1,803
Selling, general and
 administrative.........          8,150          8,757        24,917       24,704
Depreciation and
 amortization...........          1,774          2,768         5,166        7,019
                          -------------  -------------  ------------ ------------
TOTAL OPERATING COST....         66,884         79,837       189,913      212,691
OPERATING INCOME........          3,575          7,652         8,316       19,367
Interest expense
 (income), net..........           (349)          (166)          188         (807)
                          -------------  -------------  ------------ ------------
Income before provision
 for income taxes.......          3,924          7,818         8,128       20,174
Provision for income
 taxes..................          1,555          3,061         3,205        7,855
                          -------------  -------------  ------------ ------------
NET INCOME..............  $       2,369  $       4,757  $      4,923 $     12,319
                          =============  =============  ============ ============
Shares used in per share
 calculation
 outstanding............     30,076,762     30,260,042    28,145,902   30,057,578
                          =============  =============  ============ ============
Primary and fully
 diluted earnings
per share (Pro forma
 prior to May 7, 1996--
 see Note 2)............  $        0.08  $        0.16  $       0.17 $       0.41
                          =============  =============  ============ ============


     See Accompanying Notes to Condensed Consolidated Financial Statements.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                          FOR THE NINE MONTHS
                                                          ENDED SEPTEMBER 30,
                                                          --------------------
                                                            1996       1997
                                                          ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..............................................  $   4,923  $  12,319
Adjustments to reconcile net income to net cash provided
 by operating activities:
Depreciation and amortization...........................      5,166      7,018
Loss on sale of equipment...............................        121         12
Non-cash compensation...................................          2        --
Changes in assets and liabilities, net of the effects of
 business acquisitions:
  Trade receivables.....................................     (2,907)    (9,758)
  Inventory.............................................        110         94
  Other assets..........................................      1,982     (1,336)
  Accounts payable......................................         29      3,454
  Accrued liabilities...................................      1,087      5,353
                                                          ---------  ---------
  Net cash provided by operating activities.............     10,513     17,156

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of merchant and customer contracts............     (2,347)   (26,626)
Additions to property and equipment.....................     (3,219)   (10,571)
Proceeds from the sale of equipment.....................         80        --
                                                          ---------  ---------
Net cash used in investing activities...................     (5,486)   (37,197)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from line of credit and notes payable..........      5,600        --
Payment of long-term debt and capital leases............    (26,662)      (311)
Proceeds from stock issued and stock options exercised..     67,056        437
Payment of accrued dividends............................    (11,689)       --
Redemption of preferred stock...........................     (5,000)       --
                                                          ---------  ---------
Net cash provided by financing activities...............     29,305        126
                                                          ---------  ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........     34,332    (19,915)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..........        630     40,326
                                                          ---------  ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD................  $  34,962  $  20,411
                                                          =========  =========

SUPPLEMENTAL CASH FLOW INFORMATION

  Supplemental cash flow disclosures, including non-cash investing and financing activities, are:

                                                             FOR THE NINE MONTHS
                                                             ENDED SEPTEMBER 30,
                                                             -------------------
                                                               1996      1997
                                                             --------- ---------
Interest paid...............................................    $1,025    $  126
Income taxes paid...........................................       230     4,243

     See Accompanying Notes to Condensed Consolidated Financial Statements.

         NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. These financial statements should be read in conjunction with the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed with the Securities and Exchange Commission (Commission File No. 1-14342). The results for the nine months ended or the quarter ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

NOTE 2--EARNINGS PER SHARE

Earnings per share and shares used in the per share calculation for periods prior to May 7, 1996, the date of the Company's initial public offering, have been presented on the condensed consolidated statements of income as if the conversion of the Company's preferred stock had occurred at the later of the beginning of the period or the issuance date.

  Primary and fully diluted earnings per share is computed using the weighted average number of shares of Common Stock and dilutive common stock equivalents outstanding during the period. Common stock equivalents are computed for the Company's outstanding options using the treasury stock method. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common stock equivalents also include amounts computed on options issued during the twelve months immediately preceding the date of the initial filing of the Company's Registration Statement on Form S-1 relating to the Company's initial public offering as if they were outstanding for all periods prior to the closing of the initial public offering on May 7, 1996 using the treasury stock method.

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of Statement 128 on the calculation of primary earnings per share for these quarters is not expected to be material. The Company has not yet determined what the impact of Statement 128 will be on the calculation of fully diluted earnings per share.

NOTE 3--CONTINGENCIES

The Company is from time to time subject to claims and suits arising in the ordinary course of its business. In the opinion of management, the ultimate resolution of any such currently pending matters will not have a material adverse affect on the Company's financial position and results of operations.

NOTE 4--SUBSEQUENT EVENTS

On October 31, 1997, the Company's wholly-owned subsidiary, NOVA Information Systems, Inc., purchased a 51% interest in Elan Merchant Services, LLC, a subsidiary of Firstar Corporation. The joint venture's existing merchant processing contracts represent approximately $3 billion in annualized credit and debit card volume that will be processed using the NOVA network.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY THE SELLING SHAREHOLDERS OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PRO-SPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Use of Proceeds...........................................................   14
Price Range of Common Stock...............................................   14
Dividend Policy...........................................................   15
Capitalization............................................................   15
Selected Consolidated Financial Data......................................   16
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   18
Business..................................................................   26
Management................................................................   47
Certain Relationships and Related Transactions............................   49
Principal and Selling Shareholders........................................   51
Shares Eligible for Future Sale...........................................   53
Underwriting..............................................................   54
Legal Matters.............................................................   56
Experts...................................................................   56
Additional Information....................................................   56
Incorporation of Certain Information by Reference.........................   57
Index to Consolidated Financial Statements................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               7,100,000 SHARES

                    [LOGO OF NOVA CORPORATION APPEARS HERE]

                                 COMMON STOCK

                                   --------

                                  PROSPECTUS

                                       , 1998

                                   --------

                             SALOMON SMITH BARNEY

                                BT ALEX. BROWN

                             THE ROBINSON-HUMPHREY
                                    COMPANY

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED       , 1998

PROSPECTUS
                                7,100,000 SHARES

                          [LOGO OF NOVA APPEARS HERE]

                                  COMMON STOCK

                                   --------

  Of the 7,100,000 shares of Common Stock being offered hereby, 5,300,000 shares are being sold by NOVA Corporation (the "Company") and 1,800,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

  Of the 7,100,000 shares of Common Stock offered hereby, 5,680,000 are being offered in the United States and Canada and 1,420,000 shares are being offered in a concurrent international offering outside the United States and Canada. The public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting."

  The Company's Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "NIS." The last reported sale price of the Common Stock on the NYSE on February 6, 1998, was $28.875 per share.

                                   --------

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.

                                   --------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURI-TIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          UNDERWRITING                          PROCEEDS TO
           PRICE TO      DISCOUNTS AND       PROCEEDS TO          SELLING
            PUBLIC       COMMISSIONS(1)      COMPANY(2)       SHAREHOLDERS(3)
-----------------------------------------------------------------------------
Per Share   $                $                  $                  $
-----------------------------------------------------------------------------
Total(3)   $                $                  $                  $

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) For information regarding indemnification, see "Underwriting."
(2) Before deducting expenses estimated at $    payable by the Company.
(3) The Selling Shareholders have granted the U.S. Underwriters a 30-day option to purchase up to 1,065,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to the Public, Underwriting Discounts
    and Commissions, and Proceeds to the Selling Shareholders will be $   ,
    $   , and $   , respectively.

                                   --------

  The shares of Common Stock are being offered by the several Managers named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common
Stock offered hereby will be available for delivery on or about       , 1998,
at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                                   --------

SALOMON SMITH BARNEY INTERNATIONAL                   ALEX. BROWN INTERNATIONAL

                         THE ROBINSON-HUMPHREY COMPANY

      , 1998

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY THE SELLING SHAREHOLDERS OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PRO-SPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Use of Proceeds...........................................................   14
Price Range of Common Stock...............................................   14
Dividend Policy...........................................................   15
Capitalization............................................................   15
Selected Consolidated Financial Data......................................   16
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   18
Business..................................................................   26
Management................................................................   47
Certain Relationships and Related Transactions............................   49
Principal and Selling Shareholders........................................   51
Shares Eligible for Future Sale...........................................   53
Underwriting..............................................................   54
Legal Matters.............................................................   56
Experts...................................................................   56
Additional Information....................................................   56
Incorporation of Certain Information by Reference.........................   57
Index to Consolidated Financial Statements................................  F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                7,100,000 SHARES

                    [LOGO OF NOVA CORPORATION APPEARS HERE]

                                  COMMON STOCK

                                    -------

                                   PROSPECTUS

                                        , 1998

                                    -------

                              SALOMON SMITH BARNEY
                                 INTERNATIONAL

                                 BT ALEX. BROWN
                                 INTERNATIONAL

                             THE ROBINSON-HUMPHREY
                                    COMPANY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Estimated expenses of the offering, other than underwriting discounts and commissions, are:

   Securities and Exchange Commission registration fee.................... $
   NASD filing fee........................................................
   NYSE listing fee.......................................................
   Blue sky fees and expenses.............................................
   Printing and engraving expenses........................................
   Legal fees and expenses................................................
   Accounting fees and expenses...........................................
   Transfer agent and registrar fees......................................
   Miscellaneous expenses.................................................
                                                                           ----
     Total................................................................
                                                                           ====

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 14-2-202(b)(4) of the Georgia Business Corporation Code (the "Georgia Code") provides that a corporation's Articles of Incorporation may include a provision that eliminates or limits the personal liability of directors for monetary damages to the corporation or its shareholders for breach of their duty of care and other duties as directors; provided, however, that the Section does not permit a corporation to eliminate or limit the liability of a director for appropriating, in violation of his duties, any business opportunity of the corporation, engaging in intentional misconduct or a knowing violation of law, obtaining an improper personal benefit, or voting for or assenting to an unlawful distribution (whether as a dividend, stock repurchase or redemption or otherwise) as provided in Section 14-2-832 of the Georgia Code. Section 14-2-202(b)(4) also does not eliminate or limit the rights of a corporation or any shareholder to seek an injunction or other non-monetary relief in the event of a breach of a director's fiduciary duty. In addition, Section 14-2-202(b)(4) applies only to claims against a director arising out of his role as a director and does not relieve a director from liability arising from his role as an officer or in any other capacity. The provisions of Article VII of the Registrant's Articles of Incorporation (the "Articles") are similar in all substantive respects to those contained in
Section 14-2-202(b)(4) of the Georgia Code outlined above, and provides that the liability of directors of the Registrant shall be limited to the fullest extent permitted by amendments to Georgia law.

  Sections 14-2-850 to 14-2-859, inclusive, of the Georgia Code govern the indemnification of directors, officers, employees and agents. Section 14-2-851 of the Georgia Code provides for indemnification of a director of the Registrant for liability incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including civil actions brought as derivative actions by or in the right of the Registrant) in which he may become involved by reason of being a director of the Registrant. Section 14-2-851 also provides such indemnity for directors who, at the request of the Registrant, act as directors, officers, partners, trustees, employees or agents of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or another enterprise. The Section permits indemnification if the director acted in a manner he believed in good faith to be in or not opposed to the best interest of the Registrant and, in addition, in criminal proceedings, if he had no reasonable cause to believe his conduct was unlawful. If the required standard of conduct is met, indemnification may include judgments, settlements, penalties, fines or reasonable expenses (including attorneys' fees) incurred with respect to a proceeding. However, if the director is adjudged liable to the Registrant in a derivative action or on the basis that personal benefit was improperly received by him, the director will only be entitled to such indemnification for reasonable expenses as a court finds to be proper in accordance with the provisions of Section 14-2-854.

  Section 14-2-852 of the Georgia Code provides that directors who are successful with respect to any claim brought against them, which claim is brought because they are or were directors of the Registrant, are entitled to indemnification against reasonable expenses as of right. Conversely, if the charges made in any action are sustained, the determination of whether the required standard of conduct has been met will be made, in accordance with the provisions of Section 14-2-855 of the Georgia Code, as follows: (i) by the majority vote of a quorum of the disinterested members of the board of directors, (ii) if a quorum cannot be obtained, by a committee thereof duly designated by the board of directors, consisting of two or more disinterested directors, (iii) by special legal counsel, or (iv) by the shareholders, but, in such event, the shares owned by or voted under the control of directors seeking indemnification may not be voted.

  Section 14-2-857 of the Georgia Code provides that an officer of the Registrant (but not an employee or agent generally) who is not a director has the mandatory right of indemnification granted to directors under Section 14-2-852, as described above. In addition, the Registrant may, as provided by its Articles, Bylaws, general or specific actions by its Board of Directors, or by contract, indemnify and advance expenses to an officer, employee or agent who is not a director to the extent that such indemnification is consistent with public policy.

  The provisions of Article IX of the Registrant' Bylaws provide for indemnification by the Registrant to the full extent permitted by, the foregoing provisions of the Georgia Code outlined above.

  Officers and directors of the Registrant are presently covered by insurance which (with certain exceptions and within certain limitations) indemnifies them against any losses or liabilities arising from any alleged "wrongful act" including any alleged breach of duty, neglect, error, misstatement, misleading statement, omissions or other act done or wrongfully attempted. The cost of such insurance is borne by the Registrant as permitted by the Bylaws of the Registrant and the laws of the State of Georgia.

  Reference is hereby made to Section 9 of the Underwriting Agreement, the form of which is filed as Exhibit 1 hereto, in which the Underwriters agree to indemnify the directors and officers of the Registrant and certain other persons against certain civil liabilities.

ITEM 16. EXHIBITS.

  The following exhibits are filed as part of this Registration Statement:

   1 Form of Underwriting Agreement among the Registrant and Salomon Smith Barney, BT Alex. Brown Incorporated and The Robinson-Humphrey Company, LLC. as Representatives of the several Underwriters.*

   2.1 Merchant Business Purchase Agreement, dated October 18, 1994, as amended November 30, 1994 and December 9, 1994, among NOVA Information Systems, Inc., the Bank of Boulder, Bolder Bancorporation and NOVA Newco, Inc.(1)

   2.2 Contribution Agreement, dated October 30, 1995, among the Registrant (formerly NOVA Holdings, Inc.), NOVA Information Systems, Inc., the then-current shareholders of NOVA Information Systems, Inc., First Union Corporation, the First Union Banks, and First Fidelity Bancorporation and its banking subsidiaries.(1)

   4.1 Articles of Incorporation of the Registrant, as amended.(1)

   4.2 Bylaws of the Registrant.(2)

   4.3 Form of specimen Common Stock certificate.(1)

   4.4 Shareholders Agreement dated January 31, 1996, among the Registrant (formerly NOVA Holdings, Inc.), NOVA Information Systems, Inc., First Union, WorldCom, Warburg and each of the other Original
       Shareholders.(1)

   4.5 Registration Rights Agreement dated January 31, 1996, among the Registrant (formerly NOVA Holdings, Inc.), Warburg, WorldCom, and First Union.(1)

   5   Opinion of Long Aldridge & Norman LLP.*

  11.1 Statement re: Computation of Pro Forma Earnings Per Share. (2)

  11.2 Statement re: Computation of Historical Earnings Per Share. (2)

  23.1 Consent of Long Aldridge & Norman LLP (included in its opinion filed as Exhibit 5).

  23.2 Consent of Ernst & Young LLP.

  24   Powers of Attorney (included on the signature page to this
       Registration Statement).
--------
 *  To be filed by amendment.
(1) Filed as an Exhibit to the Registrant's Registration Statement on Form S-1 (Registration No. 333-3287) and incorporated herein by reference.
(2) Filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

  (a) Filings Incorporating Subsequent Exchange Act Documents by
Reference. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Acceleration of Effectiveness. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of the expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  (c) Rule 430A Prospectuses. The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ATLANTA, STATE OF GEORGIA, ON FEBRUARY 10, 1998.

                                          NOVA Corporation
                                          (Registrant)


                                          By:   /s/ Edward Grzedzinski
                                             ---------------------------------
                                                    EDWARD GRZEDZINSKI
                                             CHAIRMAN OF THE BOARD, PRESIDENT
                                                         AND CHIEF
                                               EXECUTIVE OFFICER (PRINCIPAL
                                                    EXECUTIVE OFFICER)

                               POWER OF ATTORNEY

  Know All Men By These Presents that each person whose signature appears below constitutes and appoints Edward Grzedzinski and James M. Bahin, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON FEBRUARY 10, 1998.

              SIGNATURE                                   TITLE


       /s/ Edward Grzedzinski             Chairman of the Board, President and
-------------------------------------      Chief Executive Officer (Principal
         EDWARD GRZEDZINSKI                Executive Officer)

         /s/ James M. Bahin               Vice Chairman of the Board, Chief
-------------------------------------      Financial Officer and Secretary
           JAMES M. BAHIN                  (Principal Accounting Officer)

       /s/ Charles T. Cannada             Director
-------------------------------------
         CHARLES T. CANNADA

       /s/ Dr. James E. Carnes            Director
-------------------------------------
         DR. JAMES E. CARNES

      /s/ U. Bertram Ellis, Jr.           Director
-------------------------------------
        U. BERTRAM ELLIS, JR.

              SIGNATURE                                   TITLE


        /s/ Dr. Henry Kressel             Director
-------------------------------------
          DR. HENRY KRESSEL

         /s/ Joseph P. Landy              Director
-------------------------------------
           JOSEPH P. LANDY

   /s/ Maurice F. Terbrueggen, Jr.        Director
-------------------------------------
     MAURICE F. TERBRUEGGEN, JR.

         /s/ Fred M. Winkler              Director
-------------------------------------
           FRED M. WINKLER

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                               INDEX OF EXHIBITS

  The following exhibits are filed as part of this Registration Statement:

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 EXHIBIT
 NUMBER                            DESCRIPTION                             PAGE
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
   1     Form of Underwriting Agreement among the Registrant and Salomon
         Smith Barney, BT Alex. Brown Incorporated and The Robinson-
         Humphrey Company, LLC as Representatives of the several
         Underwriters.*
   2.1   Merchant Business Purchase Agreement, dated October 18, 1994, as amended November 30, 1994 and December 9, 1994, among NOVA Information Systems, Inc., the Bank of Boulder, Bolder
         Bancorporation and NOVA Newco, Inc.(1)
   2.2   Contribution Agreement, dated October 30, 1995, among the
         Registrant (formerly NOVA Holdings, Inc.), NOVA Information
         Systems, Inc., the then-current shareholders of NOVA
         Information Systems, Inc., First Union Corporation, the First
         Union Banks, and First Fidelity Bancorporation and its banking subsidiaries.(1)
   4.1   Articles of Incorporation of the Registrant, as amended.(1)
   4.2   Bylaws of the Registrant.(2)
   4.3   Form of specimen Common Stock certificate.(1)
   4.4   Shareholders Agreement dated January 31, 1996, among the
         Registrant (formerly NOVA Holdings, Inc.), NOVA Information
         Systems, Inc., First Union, WorldCom, Warburg and each of the other Original Shareholders.(1)
   4.5 Registration Rights Agreement dated January 31, 1996, among the Registrant (formerly NOVA Holdings, Inc.), Warburg, WorldCom, and First Union.(1)
   5     Opinion of Long Aldridge & Norman LLP.*
  11.1   Statement re: Computation of Pro Forma Earnings Per Share.(2)
  11.2   Statement re: Computation of Historical Earnings Per Share.(2)
  23.1 Consent of Long Aldridge & Norman LLP (included in its opinion filed as Exhibit 5).
  23.2   Consent of Ernst & Young LLP.
  24 Powers of Attorney (included on the signature page to this Registration Statement).
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 *  To be filed by amendment.
(1) Filed as an Exhibit to the Registrant's Registration Statement on Form S-1 (Registration No. 333-3287) and incorporated herein by reference.
(2) Filed as an Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference.

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